VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Variable Annuity Account B

May 1, 2018 Prospectus
for the

Voya *express* Retirement Variable Annuity

The contract described in this prospectus is a single premium deferred individual variable annuity contract (the "contract") issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our"). It is intended to be used by retirement plan participants who want to roll over their interest in the employer sponsored retirement plan group variable annuity with a similar minimum guaranteed withdrawal benefit (the "Group Contract") into either a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Internal Revenue Code of 1986, as amended (the "Tax Code") a Roth IRA under Tax Code Section 408A.

Why Reading this Prospectus is Important. This prospectus sets forth the information you ought to know before investing. You should read it carefully and keep it for future reference.

Investment Options. The contract currently offers one investment option after the Right to Examine Period. This option is a Sub-account of Variable Annuity Account B (the "Separate Account"), which invests in the Voya Retirement Moderate Portfolio. Unless required otherwise by state law, Premium will be allocated to the Sub-account that invests in the Voya Government Money Market Portfolio during the Right to Examine Period. See page 9.

Right to Examine Period. You may return the contract within 15 days of its receipt (or longer as required by state law). If so returned, unless otherwise required by law in the state in which the contract was issued, we will promptly pay you the Accumulation Value plus any charges that we may have deducted. Where applicable, this amount may be more or less than the Premium paid, depending on the investment results of the Sub-account. See page 30.

How to Reach Us. To reach Customer Service –
- Call: 1-888-854-5950
- Write: P.O. Box 10450, Des Moines, Iowa 50306-0450
- Visit: www.voya.com.

Getting Additional Information. You may obtain the May 1, 2018, Statement of Additional Information ("SAI") for the contract without charge by contacting Customer Service at the telephone number and address shown above. The SAI is incorporated by reference into this prospectus, and its table of contents appears on page 43. You may also obtain a prospectus or SAI for any of the Funds without charge in the same way. This prospectus, the SAI and other information about the Separate Account may be obtained without charge by accessing the Securities and Exchange Commission ("SEC") website, www.sec.gov. The SEC maintains a web site (www.sec.gov) that contains the SAI, material incorporated by reference, and other information about us, which we file electronically. The reference number assigned to the contract is 333-167182. **If you received a summary prospectus for an underlying Fund available through the contract, you may obtain a full prospectus and other information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.**

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The contract described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured by the Federal Deposit Insurance Corporation ("FDIC"). The contract is subject to investment risk, including the possible loss of the principal amount invested.

We may pay compensation to broker/dealers whose registered representatives sell the contract. See page 31.

Contents

Glossary

This glossary defines some of the important terms used throughout this prospectus that have special meaning. The page references are to sections of the prospectus where more information can be found.

Accumulation Value – The sum of the value of your investment in each available Sub-account. See page 16.

Annuitant – The individual upon whose life the Minimum Guaranteed Withdrawal Benefits, Death Benefit and Annuity Payments are based. See page 14.

Annuity Commencement Date – The date on which Annuity Payments commence. See page 27.

Annuity Payments – Periodic Annuity Plan payments made by us to you or, subject to our consent, to a payee designated by you. See page 27.

Annuity Plan – An option elected by you, or the contractually designated default option if none is elected, that determines the frequency, duration and amount of Annuity Payments. See page 27.

Beneficiary – The individual or entity you select to receive the Death Benefit. See page 14.

Business Day –Any day that the New York Stock Exchange ("NYSE") is open for trading, exclusive of federal holidays, or any day the SEC requires that mutual funds be valued.

Cash Surrender Value – The amount you receive upon Surrender of the contract, which equals the Accumulation Value minus any applicable charges. See page 23.

Contract Anniversary – The same day and month each year as the Contract Date. If the Contract Date is February 29th, in non-leap years, the Contract Anniversary shall be March 1st.

Contract Date – The date on which the contract is issued.

Contract Year – The period beginning on a Contract Anniversary (or, in the first Contract Year only, beginning on the Contract Date) and ending on the day preceding the next Contract Anniversary.

Death Benefit – The amount payable to the Beneficiary upon death of the Annuitant (1) prior to the Annuity Commencement Date and before the contract enters Lifetime Automatic Periodic Benefit Status, or (2) while the Table 2 Annuity Plan is in effect and before the contract enters Lifetime Automatic Periodic Benefit Status. See page 25.

Excess Transfer – If more than one Sub-account is available for investment at any one time, any transfer between available Sub-accounts after 12 transfers have occurred within any Contract Year.

Excess Transfer Charge – The charge we may access on each Excess Transfer. See page 12.

Excess Withdrawal – Any Withdrawal taken before commencement of the Lifetime Withdrawal Phase or any Withdrawal in a Contract Year on or after the Lifetime Withdrawal Phase has begun that exceeds the then current Maximum Annual Withdrawal (MAW). See page 17.

Fund – The mutual fund in which a Sub-account invests. See page 9.

General Account – An account that holds the assets that support our general insurance, annuity and corporate obligations. All guarantees and benefits provided under the contract that are not related to the Separate Account are subject to the claims of our creditors and the claims paying ability of the Company and our General Account.

Joint and Survivor MGWB – The Minimum Guaranteed Withdrawal Benefit payable for the life of the Annuitant and the life of the Annuitant's spouse (as defined under federal law).

Lifetime Automatic Periodic Benefit Status – A period during which we will pay you MGWB Periodic Payments. See page 21.

Lifetime Withdrawal Eligibility Age – Age 62. The age of the Annuitant on or after which you may begin the Lifetime Withdrawal Phase. See page 18.

Lifetime Withdrawal Phase – The period under the Minimum Guaranteed Withdrawal Benefit during which the Maximum Annual Withdrawal is calculated and available for Withdrawal (see pages 16 and 18). The Lifetime Withdrawal Phase begins on the date of the first Withdrawal on or after the date the Annuitant reaches age 62, the Lifetime Withdrawal Eligibility Age. See page 18.

Maximum Annual Withdrawal or "MAW" – Based on the Annuitant's age, the maximum amount available for Withdrawal from the contract under the Minimum Guaranteed Withdrawal Benefit in any Contract Year without reducing the MGWB Base in future Contract Years. See page 19.

MGWB Base – The factor that is used to calculate the MAW and the charge for the Minimum Guaranteed Withdrawal Benefit. The MGWB Base on the Contract Date will equal the Annuitant's MGWB Base under the Group Contract that is rolled over into the contract. The MGWB Base has no cash value. See page 16.

MGWB Charge – The charge deducted from the Accumulation Value for the MGWB. See page 12.

MGWB Periodic Payments – The payments that occur after the contract enters the Lifetime Automatic Periodic Benefit Status. See page 22.

Minimum Guaranteed Withdrawal Benefit or MGWB – The benefit available after the Annuitant reaches the Lifetime Withdrawal Eligibility Age that guarantees that the Annuitant (and the Annuitant's spouse if a joint and Survivor MGWB has been elected) will have a pre-determined amount, the MAW, available for Withdrawals from the contract each Contract Year, even if the Accumulation Value is reduced to zero (other than by Excess Withdrawal or Surrender). See page 16.

Net Return Factor – The value that reflects: (1) the investment experience of a Fund in which a Sub-account invests; and (2) the charges assessed against that Sub-account during a Valuation Period. See page 16.

Notice to Us – Notice made in a form that: (1) is approved by or is acceptable to us; (2) has the information and any documentation we determine in our discretion to be necessary to take the action requested or exercise the right specified; and (3) is received by us at Customer Service at the address specified on page 1. Under certain circumstances, we may permit you to provide Notice to Us by telephone or electronically.

Notice to You – Written notification mailed to your last known address. A different means of notification may also be used if you and we mutually agree. When action is required by you, the time frame and manner for response will be specified in the notice.

Owner – The individual (or entity) that is entitled to exercise the rights incident to ownership. The terms "you" or "your," when used in this prospectus, refer to the Owner. See page 14.

Premium – The single payment made by you to us to put the contract into effect. See page 15.

Proof of Death – The documentation we deem necessary to establish death, including, but not limited to: (1) a certified copy of a death certificate; (2) a certified copy of a statement of death from the attending physician; (3) a finding of a court of competent jurisdiction as to the cause of death; or (4) any other proof we deem in our discretion to be satisfactory to us. See page 25.

Ratchet – An increase to the MGWB Base equal to the amount by which the Accumulation Value on the applicable Ratchet Date is greater than the MGWB Base on such Ratchet Date. See page 18.

Ratchet Date – The applicable date on which the Ratchet is to occur. See page 18.

Right to Examine Period – The period of time during which you have the right to return the contract for any reason, or no reason at all, and receive the amount described in the Right to Examine and Return the Contract section of this prospectus. See page 30. Exercise of the Right to Examine will result in termination of the contract, including the MGWB.

Separate Account – Variable Annuity Account B. The Separate Account is a segregated asset account that supports variable annuity contracts. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940 and it also meets the definition of "separate account" under the federal securities laws.

Specially Designated Sub-account – A Sub-account that is used as a "holding" account or for administrative purposes. The Specially Designated Sub-account is designated by us and is currently the Voya Government Money Market Portfolio.

Sub-account – A division of the Separate Account that invests in a Fund.

Surrender – A transaction in which the entire Cash Surrender Value is taken from the contract. See page 23.

Valuation Period – The time from the close of regular trading on the NYSE on one Business Day to the close of regular trading on the next succeeding Business Day.

Withdrawal – A transaction in which only a portion of the Cash Surrender Value is taken from the contract. Annuity Payments under the Table 2 Annuity Plan are treated as Withdrawals, as are required minimum distributions made in accordance with the requirements of Section 408(b)(3) or 408(a)(6) of the Tax Code and the Treasury regulations thereunder. See pages 23 and 27.

Synopsis – The Contract

This synopsis reviews some important things that you should know about the contract. We urge you to read the entire prospectus for complete details. This Synopsis is designed only as a guide. Certain features and benefits may vary depending on the state in which your contract is issued.

The contract is a single premium deferred individual variable annuity with a Minimum Guaranteed Withdrawal Benefit. The contract will be used as a rollover vehicle for interests in an employer sponsored retirement plan group variable annuity contract, also issued by the Company and which also offers a similar minimum guaranteed withdrawal benefit (hereinafter referred to as the "Group Contract"). As a rollover vehicle, the single premium will equal the individual account value rolled from the retirement plan Group Contract and the Maximum Annual Withdrawal Percentage and the MGWB Base will also be equal to the same amounts in the retirement plan Group Contract. **The contract will be issued as either a traditional Individual Retirement Annuity ("IRA") or as a Roth IRA, depending on the type of account being rolled into the contract from the employer sponsored retirement plan Group Contract.**

There is no minimum Premium amount, however, the minimum MGWB Base that may be rolled over into the contract is $5,000. No additional premiums are allowed after acceptance of the single Premium.

You can use the contract to preserve the MGWB and other accrued benefits from the retirement plan Group Contract following a distributable event (e.g. retirement, severance from employment, disability and death) under the Annuitant's employer sponsored retirement plan. The contract is not meant to be used to meet short-term financial goals and you should roll over your interest in the Group Contract only if the contract's MGWB, and other features and benefits are suitable for you. Do not roll over your interest in the Group Contract if you do not need the retirement income for life offered by the MGWB. When considering an investment in the contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance. See page 15.

THE CONTRACT

How does the contract work?
The contract is between you and us. You pay premium into your contract, which premium is rolled over from your retirement plan's Group Contract, and we agree to make payments to you, starting upon election of MAW payments under the MGWB or when you elect to begin receiving Annuity Payments.

The contract has an accumulation phase and an income phase.

During the **accumulation phase**, your contract's value, which we refer to as the Accumulation Value can increase or decrease, based upon the performance of the underlying investment option(s) to which your Accumulation Value is allocated. Currently, unless otherwise required by state law, your Premium is allocated to the Voya Government Money Market Portfolio during the Right to Examine Period and then automatically reallocated to the Voya Retirement Moderate Portfolio. Different investment options may be available in the future. See page 9.

Because earnings under the contract are tax-deferred, you do not pay taxes on the earnings until the money is paid to you because of a Withdrawal (including Withdrawals under the MGWB), Annuity Payments or Surrender. Special rules apply to taxation of amounts invested in a Roth IRA. See page 34.

During the **income phase**, we begin to pay money to you. The income phase begins upon election of MAW payments under the MGWB or when you elect to begin receiving Annuity Payments.

The contract includes a minimum guaranteed withdrawal benefit, or MGWB, which generally provides, subject to certain restrictions and limitations, that we will guarantee MAW payments for the lifetime of the Annuitant in the case of a single life MGWB or for the life of the Annuitant and the Annuitant's spouse in the case of a Joint and Survivor MGWB, even if these withdrawals deplete your Accumulation Value to zero. It is important to note that Excess Withdrawals (as described more fully on page 17) will decrease the value of the MGWB and may, if applicable, result in the loss of the MGWB. This is more likely to occur if such withdrawals are made during periods of negative market activity. For more information about the MGWB, and how withdrawals can affect this benefit, see page 16. While you are receiving MAW payments, your Accumulation Value can increase or decrease, based upon the performance of the underlying Fund(s) in which your Accumulation Value is allocated.

If you elect to begin receiving Annuity Payments instead of MAW payments, we use Accumulation Value of your contract to determine the amount of income you receive. Depending on the Annuity Plan you choose, you can receive payouts for life or for a specific period of time. You select the date the payouts start, which we refer to as the Annuity Commencement Date, and how often you receive them. See page 27 for more information about Annuity Payments and Annuity Plans available to you.

What happens if I die?
The contract has a death benefit that pays money to your Beneficiary if the Annuitant dies. The death benefit is equal to the Accumulation Value. For more information about the death benefit, see page 25.

FEES AND EXPENSES

What fees and/or charges do you deduct from my contract?
You will pay certain fees and charges while you own the contract, and these fees and charges will be deducted from your Accumulation Value. The amount of the fees and charges depend on your Accumulation Value (for the Mortality and Expense Risk Charge), your MGWB Base (for the MGWB Charge) and each underlying Fund's fees and charges. For specific information about these fees and charges, see page 7.

TAXES

How will payouts and withdrawals from my contract be taxed?
The contract is tax-deferred, which means you do not pay taxes on the contract's earnings until the money is paid to you. When you make a withdrawal (including MGWB withdrawals), you pay ordinary income tax on the accumulated earnings. Annuity Plan payments are taxed as annuity payments, which generally means that only a portion of each payment is taxed as ordinary income. You may pay a federal income tax penalty on earnings you withdraw before age 59½. See page 36 for more information. Your contract may also be subject to a premium tax, which depends on your state of residency. See page 11 for more information.

Does buying an annuity contract in a retirement plan provide extra tax benefits?
No. Buying an annuity contract within an IRA or other tax-deferred retirement plan doesn't give you any extra tax benefits, because amounts contributed to such plans are already tax-deferred. Choose to purchase the contract based on its other features and benefits as well as its risks and costs, not its tax benefits.

OTHER INFORMATION

Order Processing: In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

What else do I need to know?
We may change your contract from time to time to follow federal or state laws and regulations. If we do, we will provide Notice to You of such changes in writing.

Compensation: We may pay the broker-dealer for selling the contract to you. Your broker-dealer also may have certain revenue sharing arrangements or pay its personnel more for selling the contract than for selling other annuity contracts. See page 31 for more information.

Right to Examine the Contract: You may cancel the contract by returning it within 15 days of receiving it (or a longer period if required by state law). See page 30 for more information.

State Variations: Due to state law variations, the options and benefits described in this prospectus may vary or may not be available depending on the state in which the contract is issued. Possible state law variations include, but are not limited to, minimum Premium and MGWB Base amounts, investment options, issue age limitations, Right to Examine rights, annuity payment options, ownership and interests in the contract and assignment privileges. This prospectus describes all the material features of the contract. To review a copy of the contract and any endorsements, contact Customer Service.

Synopsis – Fees and Expenses

The following tables describe the fees and charges that you will pay when buying, owning, and surrendering the contract.

Maximum Transaction Charges

This item shows the maximum transactional fees and charges that you will pay if more than one Sub-account is available at any time and you transfer Accumulation Value between Sub-accounts. Premium taxes ranging from 0.0% to 3.5% may also be deducted.

Excess Transfer Charge[1]	$50

<u>Maximum Periodic Fees and Charges</u>

This item describes the maximum recurring fees and charges that you will pay periodically during the time that you own the contract, not including underlying Fund fees and expenses.

Maximum Annual Administrative Charge[2]	$80

Separate Account Annual Expenses

Maximum Mortality and Expense Risk Charge[3] (as a percentage of Accumulation Value)	1.50%
Maximum MGWB Charge[4] (as a percentage of the MGWB Base)	<u>2.00%</u>
Maximum Total Separate Account Annual Expenses (as a percentage of Accumulation Value[5])	3.50%

Fund Fees and Expenses

This item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time you own the contract. The minimum and maximum expenses listed below are based on expenses for the Funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from Fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses.)	0.64%[6]	0.65%[7]

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1. The charge is assessed on each transfer between Sub-accounts after 12 during a Contract Year (which we refer to as an Excess Transfer). Because only one Sub-account is currently available after the Right to Examine Period this charge is currently not applicable.
2. The current charge may be less than the maximum amount shown.
3. This charge is accrued and deducted on Business Days as a percentage of and from the Accumulation Value in each Sub-account. The current charge may be less than the maximum amount shown.
4. This charge is for the MGWB and is calculated and accrued each Business Day but deducted quarterly from the Accumulation Value in each Sub-account. The current charge may be less than the maximum amount shown. For more information, please see pages 12 and 16.
5. Assuming that your Accumulation Value equals your MGWB Base at the time of purchase. Yours may not be equal and so your total percentage may be higher or lower depending on your MGWB Base.
6. This is the amount for the Voya Government Money Market Portfolio (Class S), which is used for administrative purposes during the Right to Examine Period.
7. This is the amount for the Voya Retirement Moderate Portfolio (Class I), which is the only Fund currently available after the Right to Examine Period.

Examples

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include the annual Administrative Charge of $80 (converted to a percentage of assets equal to 0.80%), and the maximum Separate Account annual expenses and Fund fees and expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum Fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Example 1: If you Surrender or annuitize your Contract at the end of the applicable time period

1 year	3 years	5 years	10 years
$495	$1,494	$2,493	$4,991

Example 2: If you do not Surrender your Contract

1 year	3 years	5 years	10 years
$495	$1,494	$2,493	$4,991

Condensed Financial Information

As of December 31, 2016, the Variable Annuity Account B Sub-accounts available under the contract did not have any assets attributable to the contract. Therefore, no condensed financial information is presented herein.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

Voya Retirement Insurance and Annuity Company

Organization and Operation

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the Separate Account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA".

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:


One Orange Way
Windsor, Connecticut 06095-4774


Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), The Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "Federal Tax Considerations" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

Variable Annuity Account B and its Sub-Accounts

Organization and Operation
We established Variable Annuity Account B (the "Separate Account") under Connecticut Law in 1976 as a continuation of the separate account of Aetna Variable Annuity Life Insurance Company established in 1974 under Arkansas law. The Separate Account was established as a segregated asset account to fund variable annuity contracts. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the Separate Account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the Separate Account are credited to or charged against the assets of the Separate Account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contract that are not related to the Separate Account, including payment of the MGWB Periodic Payments, are subject to the claims of our creditors and the claims paying ability of the Company and our General Account.

Sub-accounts
The Separate Account is divided into "Sub-accounts." Each Sub-account invests directly in shares of a corresponding Fund. While there is only one Sub-account currently available after the Right to Examine Period, we reserve the right to add additional Sub-accounts in the future. Under certain circumstances, we may make certain changes to the Sub-accounts. For more information, see page 10.

More information about the Sub-account(s) available under the contract is contained below. You bear the entire investment risk for amounts allocated through a Sub-account to an underlying Fund, and you may lose your principal. The investment results of the underlying Funds are likely to differ significantly. There is no assurance that any Fund will achieve its investment objectives. You should carefully consider the investment objectives, risks and charges and expenses of an underlying Fund before investing. More information is available in the prospectus for an underlying Fund. You may obtain a copy of the prospectus for an underlying Fund by contacting Customer Service. Contact information for Customer Service appears on page 1.

Please work with your investment professional to determine if the available Sub-account(s) may be suited to your financial needs, investment time horizon and risk tolerance.

During the Right to Examine Period. Unless required otherwise by state law, Premium will be automatically allocated to the Sub-account that invests in the Voya Government Money Market Portfolio during the Right to Examine Period. Please note that the Voya Government Money Market Portfolio is the Specially Designated Variable Sub-Account and may only be used for certain administrative purposes during the Right to Examine Period, and you may not transfer Accumulation Value to the Sub-account that invests in this Fund after the Right to Examine Period, see page 30.

Voya Government Money Market Portfolio* (Class S)

Investment Adviser:	Voya Investments, LLC
Subadviser:	Voya Investment Management Co. LLC
Investment Objective:	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.

*There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.

After the Right to Examine Period. After the Right to Examine Period, your Accumulation Value will automatically be reallocated to the Voya Retirement Moderate Portfolio.

Voya Retirement Moderate Portfolio** (Class I)

Investment Adviser:	Voya Investments, LLC
Subadviser:	Voya Investment Management Co. LLC
Investment Objective:	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.

This fund employs a managed volatility strategy. **See "Funds With Managed Volatility Strategies" below for more information.

The Voya Retirement Moderate Portfolio is structured as a "fund of funds." Funds structured as fund of funds may have higher fees and expenses than Funds that invest directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. This Fund is an affiliated Fund, and the underlying funds in which it invests may be affiliated as well. The Fund prospectuses disclose the aggregate annual operating expenses of each Fund and its corresponding underlying fund or funds.

Funds With Managed Volatility Strategies. As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected.

Changes to a Sub-account and/or Variable Annuity Account B
We do not guarantee that each fund will always be available for investment through the contract. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the Separate Account with respect to some or all classes of contracts:

- Offer additional Sub-accounts that will invest new Funds or Fund classes we find appropriate for contracts we issue;
- Combine two or more Sub-accounts;
- Close Sub-accounts. We will provide advance notice by a supplement to this prospectus if we close a Sub-account;
- Substitute a new Fund for a Fund in which a Sub-account currently invests. In the case of a substitution, the new Fund may have different fees and charges than the Fund it replaced. A substitution may become necessary if, in our judgment:
    - > A Fund no longer suits the purposes of your contract;
    - > There is a change in laws or regulations;
    - > There is a change in the Fund's investment objectives or restrictions;
    - > The Fund is no longer available for investment; or
    - > Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the Separate Account (as discussed more fully below); or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s) and or shareholders.

We will provide you with written notice before we make any of these changes to the Sub-accounts and/or Variable Annuity Account B that affect the contracts.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. We review the funds periodically and may remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations from participants. We included certain of the funds at least in part because they are managed or sub-advised by our affiliates.

Voting Rights
Each of the subaccounts holds shares in a Fund and each is entitled to vote at regular and special meetings of that Fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the Funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any Fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the Fund, divided by the net asset value of one share of that Fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the Fund, divided by the net asset value of one share of that Fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Fees and Expenses

We deduct the following fees and expenses to compensate us for our costs, the services we provide, and the risks we assume under the contracts. We incur costs for distributing and administering the contracts, including compensation and expenses paid in connection with sales of the contracts, for paying the benefits payable under the contracts and for bearing various risks associated with the contracts. Fees and expenses expressed as a percentage are rounded to the nearest hundredth of one percent. We expect to profit from the charges and may use the profits to finance the distribution of contracts. All current charges under the contract will be determined and applied in a non-discriminatory manner.

Premium Tax
In certain states, the Premium you pay for the contract is subject to a premium tax. A premium tax is generally any tax or fee imposed or levied by any state government or political subdivision thereof on your Premium received by us. Currently, the premium tax ranges from zero to 3.5%, depending on your state of residence. We reserve the right to recoup the amount of any premium tax from the Accumulation Value if and when:
- The premium tax is incurred by us; or
- The Accumulation Value is applied to an Annuity Plan on the Annuity Commencement Date.

Unless you direct otherwise, a charge for any premium taxes will be deducted proportionally from the Accumulation Value. We reserve the right to change the amount we charge for the premium tax if you change your state of residence. We do not expect to incur any other tax liability attributable to the contract. We also reserve the right to charge for any other taxes as a result of any changes in applicable law.

Excess Transfer Charge
Currently, only one investment option is available after the Right to Examine Period so an Excess Transfer charge cannot be incurred. If, however, additional investment options are available in the future, there is a maximum $50 charge for each transfer exceeding 12 during a Contract Year (which we refer to as an Excess Transfer).

Annual Administrative Charge
The maximum annual administrative charge of $80 may be assessed to cover a portion of our ongoing administrative expenses. The current charge may be less than this maximum amount, and the charge applicable to you will be set forth in your contract. You may contact Customer Service for information about the current annual administrative charge. The charge is deducted from the Accumulation Value in each Sub-account (1) on each Contract Anniversary prior to the Annuity Commencement Date, (2) on the Annuity Commencement Date, (3) on each Contract Anniversary following the Annuity Commencement Date if you elect the Payments for Life with Surrender Right and Death Benefit Annuity Plan, and (4) at Surrender. We currently do not impose this charge and we guarantee not to impose this charge if at the time of deduction the Accumulation Value is at least $100,000 or the Premium received was at least $100,000.

Mortality and Expense Risk Charge
The maximum annual mortality and expense risk charge is 1.50% of the Accumulation Value. The current charge may be less than this maximum amount, and the charge applicable to you will be set forth in your contract. You may contact Customer Service for information about the current annual mortality and expense risk charge. The charge is deducted from the Accumulation Value in each Sub-Account on each Business Day. This charge compensates us for Death Benefit and age risks and the risk that expense charges will not cover actual expenses. If there are any profits from this charge, we may use them to finance the distribution of the contracts.

MGWB Charge
The maximum annual MGWB Charge is 2.00 % of the MGWB Base. The current charge may be less than this maximum amount, and the charge applicable to you will be set forth in your contract. You may contact Customer Service for information about the current MGWB Charge. The MGWB charge is equal to the MGWB Base on the previous Business Day multiplied by the MGWB Charge and the sum of the daily accruals is deducted proportionally from the Accumulation Value in each Sub-account on each quarterly Contract Anniversary. This charge compensates us for the risk that the assumptions used in designing the MGWB prove inaccurate.

The charge for the MGWB will continue to be assessed until the Accumulation Value is reduced to zero, or until the MGWB is terminated. See page 22. Deduction of the MGWB Charge will not result in termination of the contract. The MGWB charge will be prorated in the event that:
- The contract (and therefore the MGWB) is terminated by Surrender. See page 22.
- The Accumulation Value is applied to an Annuity Plan described in Table 1. See page 27.
- The MGWB is terminated upon an impermissible ownership change. See page 14.

Also, the MGWB will terminate upon the death of the Annuitant in the case of a single life MGWB or the lives of the Annuitant and the Annuitant's spouse in the case of a Joint and Survivor MGWB (subject to the surviving spouse's option to continue the contract). See page 22. Upon Proof of Death (see page 25), any charges which are due but unpaid for any period the MGWB was active and in force prior to the date of death will be deducted, or any charges that have been deducted for any period of time after the date of death will be refunded.

Underlying Fund Expenses
As shown in the prospectuses for the underlying Funds, each underlying Fund deducts management fees from the amounts allocated to it. In addition, each underlying Fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract Owner services provided on behalf of the Fund. Furthermore, certain underlying Funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of Fund shares. Fees are deducted from the value of the underlying Fund shares on a daily basis, which in turn affects the value of each Sub-account that purchases Fund shares. **For a more complete description of these fees and expenses, review each prospectus for the underlying Fund.** You should evaluate the expenses associated with the underlying Fund(s) available through the contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the Funds or the Funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the Funds or the Funds' affiliates, such as:
- Communicating with customers about their Fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, Fund prospectuses and other Fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from Fund assets. Any such fees deducted from Fund assets are disclosed in the Fund prospectuses. Additional payments, which are not deducted from Fund assets and may be paid out of the legitimate profits of Fund advisers and/or other Fund affiliates, do not increase, directly or indirectly, Fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the Funds or from the Funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the Funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a Fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated Funds than to offer unaffiliated Funds.**

Assets allocated to affiliated Funds, meaning Funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated Funds may also be subadvised by a Company affiliate or an unaffiliated third party. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated Funds may be based either on an annual percentage of average net assets held in the Fund by the Company or a share of the Fund's management fee.

In the case of affiliated Funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, Fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated Fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated Funds provide the Company with a financial incentive to offer affiliated Funds through the contract rather than unaffiliated Funds.

Additionally, in the case of affiliated Funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

The Contract

The contract described in this prospectus is a single premium deferred individual variable annuity contract. The contract currently provides a means for you to invest in one Sub-account and has a Minimum Guaranteed Withdrawal Benefit. The contract is non-participating, which means that it will not pay dividends resulting from any surplus or earnings of the Company. We urge you to read the contract, which further describes the operation of the contract and has additional information about the rights and responsibilities under the contract.

Owner
The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be either the Annuitant or a custodian holding the contract for the benefit of the Annuitant. No other Owners are permitted.

Annuitant
The Annuitant is the individual upon whose life the Minimum Guaranteed Withdrawal Benefits, Death Benefit and Annuity Payments are based. If you do not designate the Annuitant, the Owner will be the Annuitant. The Annuitant must be a natural person, who is designated by you at the time the contract is issued. The Annuitant must be the Owner, unless the Owner is a custodian that holds the contract for the benefit of the Annuitant. The Annuitant cannot be changed while he or she is still living.

Beneficiary
The Beneficiary is the individual or entity designated by you to receive the Death Benefit. You may designate one or more primary Beneficiaries and contingent Beneficiaries. The Death Benefit will be paid to the primary Beneficiary. The Owner may designate a contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before the Annuitant. The Owner may also designate any Beneficiary to be an irrevocable Beneficiary. An irrevocable Beneficiary is a Beneficiary whose rights and interest under the contract cannot be changed without the consent of such irrevocable Beneficiary.

Payment of the Death Benefit to the Beneficiary:
- We pay the Death Benefit to the primary Beneficiary;
- If all primary Beneficiaries die before the Annuitant, we pay the Death Benefit to any contingent Beneficiary, who shall take the place of, and be deemed to be, the primary Beneficiary;
- If the Annuitant dies (or the Annuitant's spouse dies who has continued the contract after the Annuitant's death), is the Owner and there is no surviving Beneficiary or no Beneficiary is designated, we pay the Death Benefit to the Owner's estate;
- If the Owner is not a natural person and all Beneficiaries die or no Beneficiary has been designated before the Annuitant's death (or the Annuitant's spouse's death who has continued the contract after the Annuitant's death), the Owner will be deemed to be the primary Beneficiary;
- If a Joint and Survivor MGWB has been elected, the Annuitant's spouse will be deemed to be the sole primary Beneficiary notwithstanding any other Beneficiary designation made; and
- In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all primary Beneficiaries, unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Annuitant if:
- The Beneficiary died at the same time as the Annuitant;
- The Beneficiary died within 24 hours after the Annuitant's death; or
- There is insufficient evidence to determine that the Beneficiary and Annuitant died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the Code. You may restrict a Beneficiary's right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Change of Owner or Beneficiary
You may change the ownership of the contract before the Annuity Commencement Date. Only the following ownership changes are allowed:
- Continuation of the contract by a Beneficiary who is the spouse (as defined under federal law) of the deceased Annuitant;
- From one custodian to another for the benefit of the Annuitant;
- From a custodian for the benefit of the Annuitant to the Annuitant;
- From the Annuitant to a custodian for the benefit of the Annuitant;
- Collateral assignments; and
- Pursuant to a court order.

You have the right to change the Beneficiary unless you have designated such person as an irrevocable Beneficiary at any time prior to the Annuity Commencement Date. Unless you specify otherwise, a change of Beneficiary cancels any existing Beneficiary designations in the same class (primary or contingent).

Notice to Us is required for any change to the Owner or Beneficiary. Any such change will take effect as of the date Notice to Us is signed by the Owner, subject to any payment made or action taken by us before receiving such Notice to Us. A change of Owner likely has tax consequences. See page 34.

Availability of the Contract
The contract is designed for participants in employer sponsored retirement plans who want to rollover their interest in the Group Contract, which offers similar minimum guaranteed withdrawal benefits and other features, into an individual retirement annuity. The contract is designed for long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes, and the provision of lifetime income in retirement through the MGWB. The tax-deferred feature is more attractive to people in high federal and state income tax brackets. You should **not** buy the contract if:

- You are looking for a short-term investment;
- You cannot risk getting back an amount less than your initial investment; or
- Your assets are in a plan that already provides for tax-deferral and you can identify no other benefits in purchasing the contract.

When considering an investment in the contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.

Replacing an existing interest in the Group Contract with the contract may not be beneficial to you. Before purchasing the contract, you should determine whether your existing interest in the Group Contract will be subject to any fees or penalties upon termination of such interest. You should also compare the fees, charges, coverage provisions and limitations, if any, of your existing interest under the Group Contract to the contract.

Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn, which is known as tax-deferral. IRAs and other qualified plans already provide tax-deferral found in the contract and the contract is not necessary to provide this favorable tax treatment. The contract provides, however, other features and benefits like the MGWB and Annuity Plans, which other IRAs and qualified plans may not provide. You should not purchase the contract unless you want these other features and benefits, taking into account the costs of these other features and benefits. See page 34 for more information.

Contract Purchase Requirements
We will issue a contract so long as the Annuitant is between the ages 48 and 80 at the time of application and is rolling over his or her interest in their employer sponsored retirement plan's Group Contract.

There is no minimum Premium requirement; however, the minimum MGWB Base must be at least $5,000. The Premium will equal the Annuitant's individual account value under the retirement plan Group Contract which is being rolled into the contact. The initial MGWB Base will equal the Annuitant's MGWB Base in the retirement plan Group Contract which is being rolled into the contract.

Crediting of the Premium Payment
We will process your Premium within 2 Business Days of receipt and allocate it, except as noted below, according to the instructions you specify, in an amount equal to the Accumulation Value as next determined after receipt, so long as the application and all information necessary for processing is complete.

In the event that an application is incomplete for any reason, we are permitted to retain your Premium for up to 5 Business Days while attempting to complete it. If the application cannot be completed during this time, we will inform you of the reasons for the delay. We will also return the Premium promptly. Alternatively, you may direct us to hold the Premium, which we will place in a non-interest bearing account until the application is completed. Once the application is completed, we will process your Premium within 2 Business Days and allocate it as described below.

Unless otherwise required by state law, we will allocate your Premium to the Sub-account that invests in the Voya Government Money Market Portfolio during the Right to Examine Period. We refer to this Sub-account as the Specially Designated Variable Sub-account – currently. After Right to Examine Period expires, we will automatically transfer your Accumulation Value in the Specially Designated Variable Sub-account to the Sub-account that invests in the Voya Retirement Moderate Portfolio. The Accumulation Value will be allocated based on the Accumulation Value next computed for the new Sub-account.

Accumulation Value

When we allocate your Premium to the Specially Designated Variable Sub-account as described above, we will convert it to accumulation units. We will divide the amount of the Premium allocated to a particular Sub-account by the value of an accumulation unit for the Sub-account to determine the number of accumulation units of the Sub-account to be held in the Separate Account with respect to your contract. Each Sub-account of Variable Annuity Account B has its own accumulation unit value. This value may increase or decrease from day to day based on the investment performance of the applicable underlying Fund. Shares in an underlying Fund are valued at their net asset value. The net investment results of each Sub-account vary with its investment performance.

On the Contract Date, the Accumulation Value in a Sub-account equals the Premium allocated to that Sub-account, less a charge for premium tax, if applicable. We calculate the Accumulation Value at the close of each Business Day thereafter as follows:
- Accumulation Value in each Sub-account at the close of the preceding Business Day; multiplied by
- The Sub-account's Net Return Factor for the current Valuation Period (see below); plus or minus
- Any transfers to or from the Sub-account during the current Valuation Period; minus
- Any Withdrawals from the Sub-account during the current Valuation Period; minus
- The MGWB Charge, which is accrued daily and deducted quarterly, and applicable taxes, including any premium taxes, not previously deducted, allocated to the Sub-account.

A Sub-account's Net Return Factor is an index number that reflects certain charges under the contract and the investment performance of the Sub-account. The Net Return Factor is calculated for each Sub-account as follows:
- The net asset value of the Fund in which the Sub-account invests at the close of the current Business Day; plus
- The amount of any dividend or capital gains distribution declared for and reinvested in such Fund during the current Valuation Period; divided by
- The net asset value of the Fund at the close of the preceding Business Day; minus
- The daily charge (e.g. the Mortality and Expense Risk Charge) for each day in the current Valuation Period.

Minimum Guaranteed Withdrawal Benefit

Highlights

The MGWB guarantees an amount available for regular or systematic Withdrawals from the contract each Contract Year once the Lifetime Withdrawal Phase begins (which is the date of your first Withdrawal on or after the Annuitant reaches age 62). We use the MGWB Base (which is adjusted as described below) as part of the calculation of the pre-determined amount the MGWB guarantees to be available for regular or systematic Withdrawals from the contract each Contract Year (which we refer to as the Maximum Annual Withdrawal ("MAW") amount). The guarantee continues when the MGWB enters Lifetime Automatic Periodic Benefit Status (which begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the MAW), at which time we will make periodic payments to you in an aggregate annual amount equal to the MAW until the Annuitant's death in the case of a single life MGWB, or the deaths of both the Annuitant and the Annuitant's spouse in the case of a Joint and Survivor MGWB. The MGWB Base is eligible for Ratchets (which are recalculations of the MGWB Base as described below), and is subject to adjustment for any Excess Withdrawals. The MGWB has an allowance for Withdrawals from a contract subject to the Required Minimum Distribution rules of the Tax Code that would otherwise be Excess Withdrawals. The MGWB allows for spousal continuation if a Joint and Survivor MGWB has been elected.

The MGWB is an obligation of our General Account and payment of the benefit is dependent upon the claims paying ability of the Company. Benefits and guarantees are subject to the certain conditions, limitations and restrictions and you should consider the risk that, depending on the market performance of your Accumulation Value and how long you live, the MGWB may not provide a benefit to you.

MGWB Base

The MGWB Base is a factor that is used to calculate the MAW and the MGWB Charge. On the Contract Date, the MGWB Base is set equal to the Annuitant's MGWB Base under the retirement plan Group Contract rolled into the contract. The MGWB Base under the Group Contract is based on the amount of contributions to the Group Contract by or on behalf of the Annuitant, the Annuitant's individual account value each year under the Group Contract on the Annuitant's birthday or the date of the Annuitant's lifetime withdrawal phase election under the Group Contract and the amount of excess withdrawals, if any, by the Annuitant under the Group Contract. The MGWB Base may be increased by Ratchets and may decrease due to any Withdrawals. The MGWB has no cash value. You may contact Customer Service to determine your current MGWB Base at any time.

Withdrawals and Excess Withdrawals

A Withdrawal is a transaction in which only a portion of the Cash Surrender Value is taken from the contract, and a Withdrawal is either an Excess Withdrawal or it is not. Deductions for fees and charges are not Withdrawals.

A Withdrawal that is not an Excess Withdrawal has no impact on the MGWB Base. On the other hand, a Withdrawal that is an Excess Withdrawal results in the reduction of the MGWB Base as described below.

An Excess Withdrawal is:
- Any Withdrawal taken before the commencement of the Lifetime Withdrawal Phase; and
- Any Withdrawal taken during a Contract Year on or after the Lifetime Withdrawal Phase has begun that exceeds the then current MAW amount.

An Excess Withdrawal will decrease the MGWB Base (and consequently the MAW) and may cause the MGWB to terminate. The MGWB terminating by an Excess Withdrawal is more likely to occur during periods of negative market activity. On the date that any Excess Withdrawal occurs, we will apply an immediate pro rata reduction to the MGWB Base. The proportion of any such reduction will equal:

$$\frac{A}{\{B - (C - A)\}}$$

Where:
- A is the amount of the Excess Withdrawal;
- B is the Accumulation Value immediately prior to the Withdrawal; and
- C is the total amount of the current Withdrawal.

A pro rata reduction of the MGWB Base means that the MGWB Base will be reduced in the same proportion as the Accumulation Value is reduced by the portion of the Withdrawal that is considered an Excess Withdrawal, (rather than the total amount of the Withdrawal).

The amount of the MGWB Base after an Excess Withdrawal will equal:

$$(1 - D) * E$$

Where:
- D is the proportion of the reduction of the MGWB Base (determined under the formula above); and
- E is the MGWB Base before the Excess Withdrawal.

Example:
Assume a contract before the Lifetime Withdrawal Phase begins has an Accumulation Value of $90,000, an MGWB Base of $100,000, and there is no MAW amount because the Annuitant is not yet age 62. If a Withdrawal is taken the entire amount of the Withdrawal is considered an Excess Withdrawal because it occurred before commencement of the Lifetime Withdrawal Phase. If the withdrawal was for $3,000, the MGWB Base will be reduced by 3.33% = ($3,000/{$90,000 - ($3,000 – $3,000)} to $96,667 = ((1 - 3.33%) * $100,000).

Accumulation Value	Withdrawal	Total Withdrawals	Maximum Annual Withdrawal	Excess Withdrawal	MGWB Base
$90,000			n/a		$100,000
	$3,000	$3,000		$3,000	
$87,000			n/a		**$96,667**

In addition to the MGWB Base, an Excess Withdrawal that occurs after the Lifetime Withdrawal Phase begins will also cause the MAW to be recalculated. The adjustment to the MGWB Base and consequently the MAW is based on the amount by which the total Withdrawals in the Contract Year exceed the MAW.

Example:

Assume a contract after the Lifetime Withdrawal Phase begins has an Accumulation Value of $53,000, an MGWB Base of $100,000, and a MAW amount of $5,000. Also assume that three Withdrawals are taken within the same Contract Year ($3,000, $1,500 and $1,700). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the $5,000 MAW amount. With the third Withdrawal of $1,700, however, the total Withdrawals in that Contract Year exceeds the MAW by $1,200 ($6,200 - $5,000). Consequently, the third Withdrawal of $1,700 results in adjustments to the MGWB Base and the MAW is based on $1,200, which is the amount by which the total Withdrawals in the Contract Year exceed the MAW. The MGWB Base will be reduced by 2.50% = ($1,200/{$48,500 – ($1,700 - $1,200)}) to $97,500 = ((1 - 2.50%) * $100,000). The MAW is also reduced by 2.50% to $4,875 = ((1 - 2.50%) * $5,000).

Accumulation Value	Withdrawal	Total Withdrawals	Maximum Annual Withdrawal	Excess Withdrawal	MGWB Base
$53,000			$5,000		$100,000
	$3,000	$3,000		n/a	
$50,000			$5,000		$100,000
	$1,500	$4,500		n/a	
$48,500			$5,000		$100,000
	$1,700	$6,200		$1,200	
$46,800			**$4,875**		**$97,500**

IMPORTANT NOTE: An Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal, the Contract Date is more than 24 months in the past (36 months for contracts issued in New York) and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500 ($5,000 for contracts issued in New York).

Ratchets

The MGWB Base is recalculated on each Ratchet Date, meaning each Contract Anniversary before the Lifetime Automatic Benefit Status begins and the day the Lifetime Withdrawal Phase begins, to equal the greater of the current value of:
- The MGWB Base; and
- The Accumulation Value.

We call each such recalculation a Ratchet. If the Accumulation Value on the applicable Ratchet Date is equal to or less than the MGWB Base on such Ratchet Date, the amount of the MGWB Base remains unchanged. If the Accumulation Value on the applicable Ratchet Date is equal to or greater than the MGWB Base on such Ratchet Date, the amount of the MGWB Base is increased to equal the Accumulation Value.

If a Ratchet is scheduled to occur on a non-Business Day, the determination of whether a Ratchet will occur will take place on the next Business Day, calculated using the Accumulation Value as of the end of that Business Day, prior to the processing of any transactions.

Lifetime Withdrawal Phase

The Lifetime Withdrawal Phase is the period during which the MAW is available for Withdrawal in any Contract Year without reducing the MGWB Base in future Contract Years. The Lifetime Withdrawal Phase begins on the date of your first Withdrawal when the Annuitant is age 62 (which we refer to as the Lifetime Withdrawal Eligibility Age). On the date the Lifetime Withdrawal Phase begins, a Ratchet occurs and the MGWB Base is recalculated to equal the greater of the current value of:
- The MGWB Base; and
- The Accumulation Value on the previous Business Day.

Once begun, the Lifetime Withdrawal Phase will continue until the earliest of:
- The date the contract is Surrendered or otherwise terminated;
- The date of the Annuitant's death in the case of single life MGWB, or the later of the date of the Annuitant's death and the Annuitant's spouse's death in the case of a Joint and Survivor MGWB. See page 22 for details about spousal continuation;
- The Annuity Commencement Date, unless you elect the Payments under the Table 2 Annuity Plan for a Roth IRA contract. See page 27;
- The date the Accumulation Value is reduced to zero by an Excess Withdrawal; and
- The date the Lifetime Automatic Periodic Benefit Status begins.

Maximum Annual Withdrawal ("MAW")
The MAW is the maximum amount available for regular or systematic Withdrawals from the contract under the MGWB in any Contract Year without reducing the MGWB Base. The amount of the MAW is first calculated on the date the Lifetime Withdrawal Phase begins. The MAW equals the MGWB Base multiplied by the MAW percentage. The MAW percentage is equal to the Annuitant's MAW percentage under the retirement plan Group Contract rolled into the contract. Under the Group Contract, the MAW percentage is equal to the dollar weighted average of the withdrawal rates associated with contributions to the Group Contract by the Annuitant. The MAW percentage will not change for the life of the contract even though the MGWB Base may change.

The MAW is recalculated whenever the MGWB Base is recalculated, and the amount of the MAW will increase if the MGWB Base is increased through Ratchets. The amount of the MAW will decrease if the MGWB Base is decreased because of Excess Withdrawals. The amount of the MAW will not be reduced by any negative market performance attributable to the Sub-account(s) in which your Accumulation Value is allocated.

The MAW amount will be paid in monthly installments unless some other frequency of payment is requested and agreed to by us, and the frequency of MAW installments within a Contract Year may be changed subject to our approval. If a MAW installment is less than $100, we reserve the right to adjust the frequency so that the installment will be at least $100.

Adjustment to the MAW When Payments Begin before or after Age 65. The MAW is subject to downward or upward adjustment when the Lifetime Withdrawal Phase is elected at an age that is earlier or later than age 65, the assumed lifetime withdrawal commencement age. The adjustment factors for early and for deferred Lifetime Withdrawal commencements are as follows:

Early Lifetime Withdrawal Commencement:	The MAW is reduced to: • 95% when starting at age 64 • 90% when starting at age 63 • 85% when starting at age 62
Deferred Lifetime Withdrawal Commencement:	The MAW is increased to: • 102% when starting at age 66 • 104% when starting at age 67 • 106% when starting at age 68 • 108% when starting at age 69 • 110% when starting at age 70 or older

Adjustment to the MAW for Joint and Survivor MGWB. In the case of a Joint and Survivor MGWB, the MAW is subject to further downward adjustment by the Joint and Survivor Equivalency Factors shown in Appendix 1 to this Prospectus. The ages of the Annuitant and the Annuitant's spouse at the time the contract enters the Lifetime Withdrawal Phase will be used when making this adjustment. If the Annuitant or the Annuitant's spouse is not alive when the contract enters the Lifetime Withdrawal Phase, we will use the age that the Annuitant or Annuitant's spouse, as applicable, would have been had he or she still been living when making this adjustment. If the Annuitant dies before he or she attains the Lifetime Withdrawal Eligibility Age, the Lifetime Withdrawal Eligibility Age and any adjustment to the MAW because of Early or Deferred Lifetime Withdrawal Eligibility for the Annuitant's spouse will continue to be based on the age of the Annuitant (had he or she remained alive) and not the age of the surviving spouse.

See Appendix I for an example of how the Joint and Survivor Equivalency Factors are used to adjust the MAW. This example illustrates that when making adjustments to the MAW, an adjustment because of any Early or Deferred Lifetime Withdrawal Commencement is made first, and then adjustment for an election of the Joint and Survivor MGWB, if applicable, is made.

Adjustment to the MAW During the First Contract Year. If the Annuitant was receiving MAW payments under the retirement plan Group Contract at the time that the Annuitant rolled their interest in that Group Contract into the contract, then the first Contract Year MAW payments under the contract will be adjusted to take into account the MAW payments received under the retirement plan Group Contract during the withdrawal year in which the rollover occurred. The amount of the first Contract Year MAW payments under the contract in this circumstance will equal the sum of MAW payments remaining for the withdrawal year under the retirement plan Group Contract at the time of the rollover, plus the pro-rata portion of the full MAW amount for the first Contract Year under the contract. The pro-rata portion will be based on the period of time from the Annuitant's birthday in the first Contract Year to the first Contract Anniversary.

Assume the Annuitant was receiving monthly $1,000 MAW payments under the retirement plan Group Contract ($12,000 per year). Also assume that the withdrawal year under the Group Contract (which is from birthday to birthday) is from June 1 to May 31. If the rollover occurs on October 15, the Annuitant would have received $5,000 in MAW payments under the Group Contract (five monthly $1,000 payments from June to October) with $7,000 remaining ($12,000 - $5,000). In these circumstances the first Contract Year MAW under the contract following the rollover is equal to the sum of (a) and (b), where:

(a) $7,000 (the remaining MAW amount under the Group Contract); and

(b) $4,471.23 (the full first Contract Year MAW amount under the contract ($12,000), prorated for the period between the Annuitant's next birthday (June 1st) and the first Contract Anniversary (October 15th) (136 (the number of days from June 1st to October 15th)/365 * $12,000 = $4,471.23).

Consequently, the total MAW for the first Contract Year under the contract is $11,471.23 ($7,000 + $4,471.23), which is less than the full MAW amount. Assuming no Excess Withdrawals, the full MAW amount of $12,000 will be available beginning in the second Contract Year.

Required Minimum Distributions

Except as noted below for a Joint and Survivor MGWB, for purposes of the MGWB we do not deem Withdrawals that exceed the Maximum Annual Withdrawal to be Excess Withdrawals, if such Withdrawals relate to a contract subject to the Required Minimum Distribution rules of the Code. You will be entitled to receive the amount by which the Required Minimum Distribution applicable to the contract for a calendar year exceeds the Maximum Annual Withdrawal without causing a pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal. We refer to this amount as the Additional Withdrawal Amount.

Example:

If your Required Minimum Distribution for the current calendar year is $6,000, and the Maximum Annual Withdrawal is $5,000, then you will be entitled to receive an Additional Withdrawal Amount of $1,000 ($6,000 - $5,000).

The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January to equal the portion of the Required Minimum Distribution for that calendar year that exceeds the MAW on the determination date.

If you are entitled to an Additional Withdrawal Amount, once you have taken the Maximum Annual Withdrawal for the then current Contract Year, the amount of any additional Withdrawals will reduce the Additional Withdrawal Amount for the current calendar year and, and if such additional Withdrawals do not exceed the Additional Withdrawal Amount, they will not constitute Excess Withdrawals.

Example:

If the Required Minimum Distribution for the current calendar year is $6,000, and the Maximum Annual Withdrawal is $5,000, the Additional Withdrawal Amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. Although the next Withdrawal of $1,500 exceeds the Maximum Annual Withdrawal by $1,000, this amount is equal to the Additional Withdrawal Amount. Because the Additional Withdrawal Amount is not deemed to be an Excess Withdrawal, there would be no pro rata adjustment to the MGWB Base and Maximum Annual Withdrawal.

Any unused amount of the Additional Withdrawal Amount from one calendar year may be carried over to the next calendar year and is available through the end of that latter year, at which time any amount remaining will expire. Once you have taken the MAW for the current Contract Year, the dollar amount of any additional Withdrawals will first count against and reduce any unused Additional Withdrawal Amount from the previous calendar year, followed by any Additional Withdrawal Amount for the current calendar year.

Example:

Assume the most recent Contract Anniversary was July 1, 2014 and the Maximum Annual Withdrawal is $5,000. Also assume the Required Minimum Distributions for 2015 and 2016 are $6,000 and $5,000, respectively. Between July 1, 2014 and December 2014, a Withdrawal is taken that exhausts the Maximum Annual Withdrawal. On January 1, 2015, the Additional Withdrawal Amount for the current calendar year equals $1,000 ($6,000 - $5,000). (Note: Although the MAW has been exhausted, it is still used to calculate the Additional Withdrawal Amount.) No additional Withdrawals occur in 2015. On January 1, 2016, the Additional Withdrawal Amount for the current calendar year equals zero ($5,000 - $5,000). However, the Additional Withdrawal Amount calculated for 2015 would still available for Withdrawal until December 31, 2016.

Withdrawals that exceed the amount of the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts will be deemed to be Excess Withdrawals that will cause a pro rata reduction of the MGWB Base, and therefore, a recalculation of the amount of the Maximum Annual Withdrawal.

Example:

Under a contract with an Accumulation Value of $53,000, assume the MGWB Base is $100,000, the Maximum Annual Withdrawal is $5,000 and the Required Minimum Distribution for the current calendar year is $6,000. The Additional Withdrawal amount equals $1,000 ($6,000 - $5,000). The first two Withdrawals of $3,000 and $1,500 ($4,500 total) do not exceed the Maximum Annual Withdrawal. The next Withdrawal of $3,500 exceeds the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount. Although the current Withdrawal is $3,500, the adjustment to the MGWB Base and the Maximum Annual Withdrawal is based on $2,000, which is the amount by which the total Withdrawals in the Contract Year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount. The MGWB Base will be reduced by 4.26% = ($2,000/ {$48,500 − ($3,500 - $2,000)}) to $95,745 = ((1 - 4.26%) * $100,000)*. The Maximum Annual Withdrawal is also reduced by 4.26% to $4,787 = ((1 - 4.26%) * $5,000).[1]

Accumulation Value	Withdrawal	Total Withdrawals	Maximum Annual Withdrawal	Excess Withdrawal	MGWB Base
$53,000			$5,000		$100,000
	$3,000	$3,000		n/a	
$50,000			$5,000		$100,000
	$1,500	$4,500		n/a	
$48,500			$5,000		$100,000
	$3,500	$8,000		$2,000	
$45,000			**$4,787**		**$95.745**

[1]Figures have been rounded for purposes of this example.

The Additional Withdrawal Amount is not subject to any adjustment in the event that the Maximum Annual Withdrawal is recalculated during a Contract Year because of an Excess Withdrawal. There is also no adjustment to the Additional Withdrawal Amount during a Contract Year when a surviving spouse continues the MGWB.

Joint and Survivor MGWB. An Additional Withdrawal Amount is not available in the case of a Joint and Survivor MGWB where the Annuitant has pre-deceased his/her spouse before reaching age 62, the Lifetime Withdrawal Eligibility Age, and the surviving spouse as the sole Designated Beneficiary must take Required Minimum Distributions based upon his/her age. Consequently, Withdrawals taken from the contract for the deceased Annuitant's surviving spouse to satisfy the Required Minimum Distribution rules that exceed the MAW for a specific Contract Year will be deemed Excess Withdrawals in that Contract Year and no Additional Withdrawal Amount is available. Once the Annuitant would have reached age 62, the Lifetime Withdrawal Eligibility Age (if he or she were still living), withdrawals taken from the contract for the surviving spouse to satisfy the Required Minimum Distribution rules that exceed the MAW available under the contract for a specific Contract Year will be Additional Withdrawal Amounts and not be deemed Excess Withdrawals in that Contract Year, subject to the provisions described above.

Lifetime Automatic Periodic Benefit Status

Lifetime Automatic Periodic Benefit Status only begins when your Accumulation Value is reduced to zero by a Withdrawal less than or equal to the Maximum Annual Withdrawal and not by an Excess Withdrawal (or Surrender of the contract). An Excess Withdrawal that causes your Accumulation Value to be reduced to zero will terminate the MGWB. Moreover, any Excess Withdrawal will be deemed to be a full Surrender and the Cash Surrender Value will be paid if, at the time of the Withdrawal the contract has been in force for more than 24 months (36 months for contracts issued in New York) and the remaining Cash Surrender Value as of the close of that Business Day is less than $2,500 ($5,000 for contracts issued in New York). See page 23.

During Lifetime Automatic Periodic Benefit Status, because there is no Accumulation Value you are not entitled to make Withdrawals; instead, we will make periodic payments to you, which over the course of a Contract Year, will, in the aggregate, equal the MAW. We refer to these payments as MGWB Periodic Payments. MGWB Periodic Payments will begin on the first Contract Anniversary after the date the MGWB enters Lifetime Periodic Benefit Status and will continue to be paid annually for each Contract Year thereafter until the Annuitant dies (in the case of a single life MGWB) or until the later of the Annuitant's or the Annuitant's spouse's death (in the case of a Joint and Survivor MGWB). When Lifetime Automatic Periodic Benefit Status begins, if your Withdrawals are less than the Maximum Annual Withdrawal for that Contract Year, we will pay you the difference. MGWB Periodic Payments will be paid in annual installments unless some other frequency of payment is requested and agreed to by us, and the frequency of MGWB Periodic Payment installments within a Contract Year may be changed subject to our approval. If a MGWB Periodic Payment installment is less than $100, we reserve the right to adjust the frequency so that the installment will be at least $100.

During Lifetime Automatic Periodic Benefit Status:
- The dollar amount of the MGWB Periodic Payments will be the same for the remaining life of the Annuitant (in the case of a single life MGWB) or the remaining lives of the Annuitant and the Annuitant's spouse's (in the case of a Joint and Survivor MGWB); and
- The contract will provide no further benefits other than as provided in connection with the Minimum Guaranteed Withdrawal Benefit.

The Owner or, if applicable, the Owner's estate is obligated to return any MGWB Periodic Payments made after the Annuitant's and the Annuitant's spouse's, as applicable, death but before we receive Notice to Us of the death(s).

If you have previously elected to receive systematic Withdrawals that entitle you to receive either a fixed dollar amount or an amount based upon a percentage of the Accumulation Value from your contract, which amount is paid to you on a monthly, quarterly or annual basis, the MGWB Periodic Payments once Lifetime Automatic Periodic Benefit Status begins will be made at the same frequency and on the same dates as previously set up, provided the payments were being made monthly or quarterly. If the payments were being made annually, then the MGWB Periodic Payments will be made on the next business day following each Contract Anniversary. The amount of the MGWB Periodic Payments in each Contract Year will equal the amount of the Maximum Annual Withdrawal.

In the event that the Accumulation Value is reduced to zero before the Lifetime Withdrawal Phase begins, MGWB Periodic Payments will be deferred until the Contract Anniversary on or after the Annuitant reaches age 62.

Death of the Annuitant and Spousal Continuation of the MGWB
The contract permits a sole primary Beneficiary who is the spouse of the deceased Annuitant to elect to receive payment of the death benefit or continue the contract. The surviving spouse as Beneficiary (or deemed Beneficiary) has the option, but is not required to continue the contract. Except as described below, the spouse's right to continue the contract is limited by our use of the definition of "spouse" under federal law, which refers only to a person of the opposite sex who is a husband or a wife.

When the Annuitant dies, the treatment of the MGWB upon spousal continuation depends on whether a single life MGWB or a Joint and Survivor MGWB was elected when the Annuitant's interest in their retirement plan Group Contract was rolled into the contract. The MGWB terminates upon the death of the Annuitant, unless a Joint and Survivor MGWB was elected when the Annuitant's interest in their retirement plan Group Contract was rolled into the contract and the Annuitant's spouse, as the sole primary Beneficiary, chooses to continue the contract. See **Death Benefit – Spousal Beneficiary Contract Continuation** on page 25 for more information.

Other Events that Terminate the MGWB
In addition to the MGWB terminating upon the Annuitant's death, subject to the surviving spouse's option to continue the contract as described above, the MGWB terminates in the event that:
- The contract is terminated by Surrender. See page 23; and
- The Accumulation Value is applied to an Annuity Plan described in Table 1. See page 27.

If the MGWB is terminated, the charge for the MGWB will be prorated. Prorated charges will be deducted at the time the MGWB is terminated. See page 12.

Surrender and Withdrawals

At any time prior to the Annuity Commencement Date, you may Surrender the contract for its Cash Surrender Value or withdraw a portion of the Accumulation Value. After the Annuity Commencement Date you may Surrender the contract under the Table 2 Annuity Plan or for a traditional IRA contract take a Withdrawal under the Table 2 Annuity Plan (see page 27). A Surrender or Withdrawal before the Owner or Annuitant, as applicable, reaches age 59 ½ may be subject to a federal income tax penalty equal to 10% of such amount treated as income, for which you would be responsible. See page 34 for a general discussion of the federal income tax treatment of the contract, which discussion is **not** intended to be tax advice. **You should consult a tax and/or legal adviser** for advice about the effect of federal income tax laws, state laws or any other tax laws affecting the contract, or any transaction involving the contract.

Cash Surrender Value
You may take the Cash Surrender Value from the contract. We do not guarantee a minimum Cash Surrender Value. The Cash Surrender Value will fluctuate daily based on the investment results of the Sub-account(s) to which your Accumulation Value is allocated. At any time prior to the Annuity Commencement Date, the Cash Surrender Value equals the Accumulation Value minus any non-daily charges that have been incurred but not deducted (for example, the pro rata portion of any MGWB Charges). The Cash Surrender Value may be more or less than the Premium payment you made.

To Surrender the contract, you must provide Notice to Us. If we receive your Notice to Us before the close of business on any Business Day, we will determine the Cash Surrender Value as of the close of business on such Business Day; otherwise, we will determine the Cash Surrender Value as of the close of the next Business Day. We may require that the contract be returned to us before we pay you the Cash Surrender Value. If you have lost the contract, we may require that you complete and return to Customer Service a lost contract form.

We will pay the Cash Surrender Value within 7 days of receipt of Notice to Us of such Surrender. You may receive the Cash Surrender Value in a single lump sum payment. Upon payment of the Cash Surrender Value, the contract will terminate and cease to have any further value.

Withdrawals
You may take a portion of the Accumulation Value from the contract (which we refer to as a Withdrawal). To take a Withdrawal, you must provide Notice to Us that specifies the Sub-account(s) from which to take the Withdrawal. Otherwise, we will take the Withdrawal on a pro rata basis from all of the Sub-accounts in which you are invested. If we receive your Notice to Us before the close of business on any Business Day, we will determine the amount of the Accumulation Value of each Sub-account at the close of business on such Business Day; otherwise, we will determine the amount of the Accumulation Value as of the close of the next Business Day. The Accumulation Value may be more or less than the Premium payment you made.

We currently offer the following Withdrawal options:
- Regular Withdrawals; and
- Systematic Withdrawals.

Regular Withdrawals
After your right to return the contract has expired (see page 30), you may take one or more regular Withdrawals. Each such regular Withdrawal must be a minimum of the lesser of:
- $1,000; and
- The amount of the Maximum Annual Withdrawal (and any applicable Additional Withdrawal Amount), less any Withdrawals already taken during the current Contract Year.

You are permitted to make regular Withdrawals regardless of whether you have previously elected, or continue to elect, to make systematic Withdrawals. A Withdrawal will constitute an Excess Withdrawal (see page 17) and be deemed to be a full Surrender if:
- The contract has been in force for more than 24 months (36 months in the State of New York); and
- The remaining Cash Surrender Value as of the close of the Business Day on which such Surrender is made is less than $2,500 ($5,000 in the State of New York).

Systematic Withdrawals

You may choose to receive automatic systematic Withdrawal payments from the Accumulation Value, provided you are not making IRA withdrawals (see "Withdrawals from Individual Retirement Annuities" below). You may take systematic Withdrawals monthly, quarterly or annually. There is no additional charge for electing the systematic Withdrawal option. Only one systematic Withdrawal option may be elected at a time. You may begin a systematic Withdrawal in a Contract Year in which a regular Withdrawal has been made.

If you are eligible for systematic Withdrawals, you must provide Notice to Us of the date on which you would like such systematic Withdrawals to start. This date must be at least 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of the calendar month, the payment will be made on the first Business Day of the next succeeding calendar month. Subject to these restrictions on timing, if you have not indicated a start date, your systematic Withdrawals will begin on the first Business Day following the Contract Date (or the monthly or quarterly anniversary thereof), and the systematic Withdrawals will be made at the frequency you have selected, which may be either monthly, quarterly or annually. If the day on which a systematic Withdrawal is scheduled is not a Business Day, the payment will be made on the next succeeding Business Day.

You may express the amount of your systematic Withdrawal as either:
- A fixed dollar amount; or
- An amount that is a percentage of the Accumulation Value.

The amount of each systematic Withdrawal must be a minimum of $100. If your systematic Withdrawal of an amount that is a percentage of the Accumulation Value would be less than $100, we will contact you and seek alternative instructions. Unless you direct otherwise, we will automatically terminate your systematic Withdrawal election.

Systematic Withdrawals of an amount based either on a fixed dollar amount or on a percentage of the Accumulation Value are subject to the applicable maximum percentage of Accumulation Value as shown below, which is used to calculate the amount of Withdrawal on the date of each systematic Withdrawal:

Frequency of Systematic Withdrawals	Maximum Percentage of Accumulation Value
Monthly	2.50%
Quarterly	7.50%
Annually	30.00%

Because the maximum amount of systematic Withdrawals available each year is capped at 30% of Accumulation Value, the maximum amount available each year will decrease as the Withdrawal decreases the Accumulation Value. Maximum Annual Withdrawals under the MGWB will not decrease each year unless a Withdrawal is an Excess Withdrawal.

You may change the fixed dollar amount, or percentage of Accumulation Value, of your systematic Withdrawal once each Contract Year, except in a Contract Year during which you have previously made a regular Withdrawal. You may cancel the systematic Withdrawal option at any time by providing Notice to Us at least 7 days before the date of the next scheduled systematic Withdrawal.

Withdrawals from Individual Retirement Annuities

If you have a traditional IRA contract (other than a Roth IRA contract) and will be at least age 70½ during any calendar year, you may, pursuant to your IRA contract, elect for such calendar year and successive calendar years to have distributions made to you to satisfy requirements imposed by federal income tax law. Such IRA Withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service rules governing mandatory distributions under qualified plans.

If you elect to make IRA Withdrawals, we will send you a reminder notice before such IRA Withdrawals commence, and you may elect to make IRA Withdrawals at that time, or at a later date. Any IRA Withdrawals will be made at the frequency you have selected (which may be monthly, quarterly or annually) and will commence on the start date you have selected, which must be no earlier than 30 days after the Contract Date and no later than the 28th day of the calendar month. For a day that is after the 28th day of any calendar month, the payment will be made on the first Business Day of the next succeeding month. Subject to these restrictions on timing, if you have not indicated a start date, your IRA Withdrawals will begin on the first Business Day following your Contract Date at the frequency you have selected.

At your discretion, you may request that we calculate the amount you are required to withdraw from your contract each year based on the information you give us and the various options under the IRA contract that you have chosen. This amount will be a minimum of $100 per IRA Withdrawal. For information regarding the calculation and options that you have, please see the SAI, which you may request from us without charge by sending us the request form on page 43 of this prospectus. Alternatively, we will accept written instructions from you setting forth your calculation of the required amount to be withdrawn from your IRA contract each year, also subject to the $100 minimum per IRA Withdrawal. If at any time the IRA Withdrawal amount is greater than the Accumulation Value, we will immediately terminate the IRA contract and promptly send you an amount equal to the Cash Surrender Value.

You may not elect to make IRA Withdrawals if you have already elected to make systematic Withdrawals. Additionally, since only one systematic Withdrawal option may be elected at a time, if you have elected to make such systematic Withdrawals, distributions thereunder must be sufficient to satisfy the mandatory distribution rules imposed by federal income tax law; otherwise, we may alter such distributions to comply with federal income tax law. You are permitted to change the frequency of your IRA Withdrawals once per Contract Year, and you may cancel IRA Withdrawals altogether at any time by providing Notice to Us at least 7 days before the next scheduled IRA Withdrawal date to ensure such scheduled IRA Withdrawals and successive IRA Withdrawals are not affected.

Sub-Account Transfers

Because there is only one Sub-account currently available after the Right to Examine Period, Sub-account transfers are not available. If in the future more than one Sub-account is available, you may transfer your Accumulation Value among the available Sub-accounts, and we reserve the right to assess an Excess Transfer Charge for more than 12 transfers in a Contract Year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.**

Death Benefit

The contract provides for a Death Benefit equal to the Accumulation Value. The Death Benefit is calculated as of the date we receive Proof of Death of the Annuitant. Subject to state law, the Death Benefit is payable upon our receipt of Proof of Death and all required claim forms, provided that the Accumulation Value of the contract has not been applied to an Annuity Plan. See page 27.

IMPORTANT NOTE: The Death Benefit is still payable after the Annuity Commencement Date under the Table 2 Annuity Plan. See page 27.

Proof of Death is the documentation we deem necessary to establish death, including, but not limited to:
- A certified copy of a death certificate;
- A certified copy of a statement of death from the attending physician;
- A finding of a court of competent jurisdiction as to the cause of death; or
- Any other proof we deem in our sole discretion to be satisfactory to us.

We will calculate the Death Benefit on the Business Day we receive Proof of Death. Once we have received satisfactory Proof of Death and all required documentation necessary to process a claim, we will pay the Death Benefit within 7 days of such date. Only one Death Benefit is payable under the contract. The Death Benefit will be paid to the named Beneficiary. The Owner may restrict how the Beneficiary is to receive the Death Benefit (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). See page 27.

Spousal Beneficiary Contract Continuation
In the case of a single life MGWB, if the Annuitant's death occurs before the Annuity Commencement Date, the contract is not in Lifetime Automatic Periodic Benefit Status and the sole primary Beneficiary is the deceased Annuitant's "spouse" (as defined by federal law), upon Notice to Us from the surviving spouse, in lieu of receiving the Death Benefit (equal to the Accumulation Value) the surviving spouse may choose to continue the contract with the surviving spouse as the new Owner, pursuant to Section 72(s) of the Code. In this situation the following will apply:
- The surviving spouse will become the Annuitant;
- The age of the surviving spouse will be used as the Owner's age under the continued contract;
- The MGWB will terminate and may not be continued; and
- At the subsequent death of the new Owner/Annuitant (i.e., the surviving spouse), the Death Benefit must be distributed as required for non-spousal Beneficiaries described below, after which, the continued contract will terminate.

Because the MGWB will terminate in this situation, a surviving spouse should carefully consider the value of other benefits offered through the contract (i.e., systematic withdrawals and Annuity Plan payments) when choosing whether it is appropriate in their particular circumstances to continue the contract rather than receive the Death Benefit.

In the case of a Joint and Survivor MGWB, if the Annuitant's death occurs before the Annuity Commencement Date and the sole primary Beneficiary is the deceased Annuitant's "spouse" (as defined by federal law), upon Notice to Us from the surviving spouse, in lieu of receiving the Death Benefit (equal to the Accumulation Value), the surviving spouse may choose to continue the contract with the surviving spouse as the new Owner, pursuant to Section 72(s) of the Code. In this situation the following will apply:

- The surviving spouse will become the Annuitant;
- On the day the contract is continued, the MGWB Base will be set equal to the MGWB Base existing at the time of the deceased Annuitant's death, reduced pro rata for any Withdrawals taken since the deceased Annuitant's death;
- Any Withdrawals taken in the Contract Year in which the contract is continued will be included in determining whether any Excess Withdrawals have been taken in that Contract Year as well as used in calculating any pro rata reductions of the MGWB Base;
- On the day the contract is continued, the MAW Percentage will be set equal to the MAW Percentage existing at the time of the deceased Annuitant's death;
- If the Lifetime Withdrawal Phase has not yet begun, eligibility to enter the Lifetime Withdrawal Phase will be continue to be based on the deceased Annuitant's age (as if he or she were still living); and
- If the Lifetime Withdrawal Phase has not yet begun, the applicable MAW Percentage will continue to be based on the deceased Annuitant's age (as if he or she were still living) and the continuing spouse's age at the time the Lifetime Withdrawal Phase begins.

If the deceased Annuitant's spouse does not choose to continue the contract, the Minimum Guaranteed Withdrawal Benefit will terminate and the Death Benefit will be distributed as stated below for non-spousal Beneficiaries. If the deceased Annuitant's spouse has attained age 90 on the date of the Annuitant's death, the deceased Annuitant's spouse may not choose to continue the contract and the Death Benefit will be distributed as stated below for non-spousal Beneficiaries.

Payment of the Proceeds to a Spousal or Non-spousal Beneficiary
Subject to any payment restrictions imposed by the Owner, the Beneficiary may receive the Death Benefit in one lump sum or installments, provided the Death Benefit is distributed to the Beneficiary within 5 years of the Owner's death. The Beneficiary has until 1 year after the Owner's death to decide to apply the Death Benefit to an Annuity Plan. If the Death Benefit is applied to an Annuity Plan, the Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:

- Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary; and
- Begin no later than 1 year after the Owner's date of death.

If we do not receive a request to apply the Death Benefit to an Annuity Plan, we will make a single sum distribution to the Beneficiary. Subject to state law conditions and requirements, the payment may generally be made into an interest bearing retained asset account, backed by our General Account, which can be accessed by the Beneficiary through a draftbook feature. **This account is not insured or guaranteed by the FDIC or any other government entity.** The Beneficiary may access the Death Benefit proceeds at any time without penalty. For information on required distributions under federal income tax laws, see **"Required Distributions upon Death (IRAs and Roth IRAs Only)"** below. Interest earned on amounts held in the interest bearing account may be less than interest paid on other settlement options, as we seek to make a profit on such interest bearing accounts. You may be able to earn a better return elsewhere. At the time of death benefit election, the Beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying Customer Service. Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax and/or legal adviser before choosing a settlement or payment option.

The Beneficiary may elect to receive the Death Benefit in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary's remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner's date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as Systematic Withdrawals. See page 24. The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus. **You should consult a tax and/or legal adviser** for advice about the effect of federal income tax laws, state laws or other tax laws affecting the contract, or any transactions involving the contract.

Death Benefit Once Annuity Payments Have Begun
There is no Death Benefit once the Owner decides to begin receiving Annuity Payments, except under the Table 2 Annuity Plan for a Roth IRA (see below). In the event that the Annuitant dies before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable.

Annuity Plans and Annuity Payments

Annuity Payments
Annuity Payments are periodic payments under an Annuity Plan made by us to you, or subject to our consent in the event the payee is not a natural person, to a payee designated by you. Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise. Any change in payee will take effect as of the date we receive Notice to Us.

Annuity Commencement Date
Annuity Payments may be elected as long as the Annuitant is then living. You can apply the Accumulation Value to an Annuity Plan on any date following the first Contract Anniversary. We refer to the date on which Annuity Payments commence as the Annuity Commencement Date.

The Annuity Commencement Date can be no later than the January 1st on or next following the Annuitant's 90th birthday (which date we refer to as the "Maximum Annuity Commencement Date"), unless we agree to a later date. If you do not select a date, the Annuity Commencement Date will be the Maximum Annuity Commencement Date.

The Annuity Plans
You may elect one of the fixed Annuity Plans described in Table 1 or Table 2 below. In addition, you may elect another Annuity Plan we may be offering 30 days prior to the Annuity Commencement Date, the latest date by which you must provide your election. You may change Annuity Plans at any time before the Annuity Commencement Date by providing at least 30 days prior Notice to Us. The Annuity Plan may not be changed once Annuity Payments begin.

TABLE 1:
On or Before the Maximum Annuity Commencement Date

Payments for a Period Certain
   • Annuity Payments are fixed and made in equal installments for a fixed number of years. The number of years cannot be less than 10 or more than 30, unless otherwise required by applicable law.
Payments for Life with a Period Certain
   • Annuity Payments are fixed and made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than 10 or more than 30, unless otherwise required by applicable law.
Life Only Payments
   • Annuity Payments are fixed and made for as long as the Annuitant is living.
Joint and Last Survivor Life Payments
   • Annuity Payments are fixed and made for as long as either of two Annuitants is living.

TABLE 2:
ONLY on the Maximum Annuity Commencement Date

Payments for Life with Surrender Right and Death Benefit
   • If your contract is a Roth IRA contract, Annuity Payments will vary and are made for as long as the Annuitant is living.
   • **IMPORTANT NOTE:** This Annuity Plan is designated as the default Annuity Plan under your Roth IRA contract if you do not elect another Annuity Plan.
Automatic Required Minimum Distribution Option
   • If your contract is a traditional IRA contract, Annuity Payments will vary and are made for as long as the Annuitant is living.
   • **IMPORTANT NOTE:** This Annuity Plan is designated as the default Annuity Plan under your IRA contract if you do not elect another Annuity Plan.

Annuity Plan Comparison Chart						
	Table 1				Table 2	
Key: ✓ *= permitted* ✗ *= not permitted*	**Payments for a Period Certain**	**Payments for Life with a Period Certain**	**Life Only Payments**	**Joint and Last Survivor Life Payments**	**Payments for Life with Surrender Right and Death Benefit**	**Automatic Required Minimum Distribution Option**
Select another Annuity Plan after the Annuity Commencement Date	✗	✗	✗	✗	✗	✓
Monthly, quarterly, annual and semi-annual Annuity Payments	✓	✓	✓	✓	✓	✓
Change the frequency of the Annuity Payments	✗	✗	✗	✗	✗	✓
Withdrawals after the Annuity Commencement Date	✗	✗	✗	✗	✗	✓
Surrender of the contract after the Annuity Commencement Date	✗	✗	✗	✗	✓	✓
Accumulation Value remains allocated to Sub-accounts	✗	✗	✗	✗	✓	✓

For Table 1 Annuity Plans, Annuity Payments **are fixed** and we determine the amount of such Annuity Payments on the Annuity Commencement Date as follows:
- Accumulation Value; minus
- Any premium tax that may apply; multiplied by
- The applicable payment factor, which depends on:
  - > The Annuity Plan;
  - > The frequency of Annuity Payments;
  - > The age of the Annuitant (and gender, where appropriate under applicable law); and
  - > A net investment return of 1.0% is assumed (we may pay a higher rate at our discretion).

We use the Annuity 2000 Mortality Tables. Portions of the tables relevant to each Annuity Plan are set forth in the contract for illustration purposes. You can obtain information more specific to your contract by contacting Customer Service. Contact information for Customer Service appears on page 1.

Under the Annuity Plan that provides for life only payments, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page 16) on the Annuity Commencement Date, we will pay the greater amount of:
- The Annuity Payments (as determined per the above calculation); and
- The Maximum Annual Withdrawal. See page 19.

For Table 2 Annuity Plans:

For Roth IRA contracts, Annuity Payments **will vary** and we determine the amount of such Annuity Payments, on an annual basis beginning on the December 31 that precedes the Maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:
- Accumulation Value; divided by
- The life expectancy of the Annuitant, which depends on the age of the Annuitant, as determined pursuant to the Single Life Expectancy Table under Treasury Regulation Section 1.401(a)(9)-9.

For Traditional IRA contracts, Annuity Payments **will vary** and we determine the amount of such periodic payments, on an annual basis beginning on the December 31 that precedes the Maximum Annuity Commencement Date (and on each December 31 thereafter), as follows:
- Accumulation Value; plus
- The actuarial present value of the Minimum Guaranteed Withdrawal Benefit determined pursuant to Treasury Regulation Section 1.401(a)(9)-6, Q&A 12; divided by
- The distribution period, which depends on the age of the Annuitant determined pursuant to the Uniform Lifetime Table under Treasury Regulation Section 1.401(a)(9)-9.

Under the Table 2 Annuity Plans, if the Minimum Guaranteed Withdrawal Benefit is still in effect (see page 16) on the Annuity Commencement Date, we will pay the greater amount of:
- The Annuity Payments (as determined per the above calculation); and
- The Maximum Annual Withdrawal (see page 19), as determined beginning with the Contract Anniversary that is the Maximum Annuity Commencement Date.

If the Accumulation Value is less than $2,000 on the Annuity Commencement Date, we will pay such amount in a single lump-sum payment.

We will make the Annuity Payments in monthly installments, unless you deliver Notice to Us directing us to pay at a different frequency. If any day that an Annuity Payment is thereafter scheduled to be paid is not a Business Day (e.g., a weekend, or the day does not exist in the given month), such Annuity Payment will be paid on the next Business Day. Each Annuity Payment must be at least $20.   We reserve the right to make the Annuity Payments less frequently, as necessary, to make the Annuity Payments equal to at least $20. We may also change the $2,000 and $20 minimums for new annuity elections, if allowed by law, based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since September 1, 2012. **The MGWB terminates, once you begin to receive Annuity Payments under an Annuity Plan.**

The Annuity Payments received under an Annuity Plan will not be less than the payments that would be provided from the application of the Cash Surrender Value to a single premium immediate annuity under the same annuity plan offered by us on the Annuity Commencement Date.

Upon application of the Accumulation Value to an Annuity Plan, unless you are eligible for and elect a Table 2 Annuity Plan for a Roth IRA, the contract will terminate and will cease to have any further value other than as provided under the Annuity Plan you elected.

IMPORTANT NOTE: For contracts issued New York, Annuity Payments at the time of commencement will not be less than those that would otherwise be provided by the application of an amount to purchase any single premium immediate annuity offered by us at the time to the same class of Annuitants. If no single premium immediate annuity is offered by us at the time Annuity Payments under the contract would otherwise commence, such Annuity Payments will not be less than those that would otherwise be provided by applying reasonable current market single premium immediate annuity rates to the same amount.

Death of the Annuitant
In the event the Annuitant dies on or after the Annuity Commencement Date, but before all Annuity Payments have been made pursuant to the applicable Annuity Plan, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The Annuity Payments will be paid at least as frequently (and at least as rapidly) as before the Annuitant's death until the end of any guaranteed period certain. We may require satisfactory Proof of Death in regard to the Annuitant before continuing the Annuity Payments.

Under the Table 2 Annuity Plans, so long as the MGWB is **not** in the Lifetime Automatic Periodic Benefit Status (see page 21), the Beneficiary will be entitled to the Death Benefit (see page 25) according to one of the following:
- In a lump sum on or before the end of the calendar year in which the Annuitant's death occurs; or
- Periodic payments, in the same frequency and at least as rapidly as under this Annuity Plan at the time of death, equal to, on an annual basis as determined on the December 31 immediately preceding the Contract Year in which the payments will be made, the Accumulation Value *divided by* the remaining life expectancy of the Annuitant at the time of death (or the life expectancy of the Beneficiary at the time of the Annuitant's death if shorter). Life expectancy is determined pursuant to the Single Life Table under Treasury Regulation Section 1.401(a)(9)-9.

Beneficiaries should consult with a tax and/or legal adviser about how life expectancy is determined under the Treasury Regulation cited above and the impact of that determination will have on the amount of available periodic payments.

On each December 31 following the first periodic payment of the Death Benefit (the amount of which is determined as per the above), we will recalculate the periodic payment using the remaining Accumulation Value and the life expectancy factor used in calculating the amount of the prior periodic payment reduced by one.

Other Important Information

Reports to Contract Owners
We will confirm purchase, transfer and Withdrawal transactions usually within 5 Business Days of processing any such transaction. At least once a year, we will send you, without charge, a report showing the current Accumulation Value and Cash Surrender Value, as well as amounts deducted from, or added to, the Accumulation Value since the last report. This report will show your allocation of the Accumulation Value to the Sub-account(s), as well as any other information that is required by law or regulation. We may also send you a quarterly statement showing these same values as of the end of the calendar quarter.

In addition, we will provide you with any other reports, notices or documents that we are required by applicable law to furnish to you. We will send these reports to you at your last known address within 60 days after the report date.

Suspension of Payments
We reserve the right to suspend or postpone the date of any payment of benefits or determination of any value (including the Accumulation Value) under the contract, beyond the seven permitted days, under any of the following circumstances:
- On any Business Day when the NYSE is closed (except customary weekend and holiday closings) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC; or
- During any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and tegulations of the SEC.

We have the right to delay payment for up to six months, contingent upon written approval by the insurance supervisory official in the jursidiction in which this Contract is issued. Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Deferred payments may include interest that is required by applicable state law.

Misstatement Made by Owner in Connection with Purchase of the Contract
We may require proof of the age and/or sex of the person upon whose life the MGWB, Death Benefit or Annuity Payments are determined. If the Owner misstates the age or sex of such person, we reserve the right to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at a rate of 1.5% annually (where permitted). If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5% annually (where permitted), has been repaid in full by you.

We reserve the right (where permitted) to void the contract and return the Cash Surrender Value in the event of any material misrepresentation made by the Owner in connection with the purchase of the contract.

Assignment
Traditional IRA and Roth IRA contracts may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose.

Contract Changes
We have the right to amend, make changes to or modify the contract if required by law, including any amendment, change or modification necessary to continue to qualify such contract as an annuity contract under applicable law. Any such amendment, change or modification must be in writing. An endorsement added to comply with applicable law does not require your consent but is subject to regulatory approval. Any such amendments, changes or modifications will apply uniformly to all contracts affected.

Right to Examine and Return the Contract
Subject to state law, you may return the contract for any reason or no reason at all within 15 days of receipt (or 30 days if the contract is a replacement contract as defined by applicable state law) and receive the Accumulation Value plus any charges we have deducted, which amount may be more or less than the Premium paid because of the investment performance of the Sub-account into which the Premium is allocated. During the Right to Examine Period, your Premium will be allocated to the Sub-account that invests in the Voya Government Money Market Portfolio, and at the end of the Right to Examine Period your Accumulation Value will automatically be reallocated to the Sub-account that invests in the Voya Retirement Moderate Portfolio. For contracts issued in California, if you are age 60 or older on the date the application was signed, you may direct us to allocate your Premium to the Voya Retirement Moderate Portfolio during the Right to Examine Period rather than to the Voya Government Money Market Portfolio.

If you decide to return the contract, you must deliver it to:
- Us at Customer Service (the address is specified on page 1); or
- To your agent/registered representative.

Non-Waiver

We may, in our discretion, elect not to exercise a right, privilege or option under the contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the contract.

Special Arrangements

We may reduce or waive any contract fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services. Any reduction or waiver will be applied in a non-discriminatory manner.

Administrative Procedures

We may accept a request for customer service related to the contract in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the Accumulation Value as it is next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile Withdrawal request form), even if appropriate identifying information is provided.

Other Contracts

We and our affiliates offer various other products with different features and terms than those found in the contract, which may offer the same Sub-account(s). These products may have different benefits, fees and charges, and may or may not better match your needs. Please consult your agent/registered representative if you are interested in learning more information about these other products.

Selling the Contract

Our affiliate, Directed Services LLC, One Orange Way, Windsor, CT 06095 is the principal underwriter and distributor of the contract, as well as of contracts issued by our affiliates, Voya Insurance and Annuity Company and ReliaStar Life Insurance Company of New York. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc., or FINRA.

Directed Services LLC does not retain any commissions or compensation that we pay to it for contract sales. Directed Services LLC enters into selling agreements with affiliated, including Voya Financial Advisors, Inc., and unaffiliated broker/dealers to sell the contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

Directed Services LLC pays selling firms compensation for the promotion and sale of the contracts. Registered representatives of the selling firms who solicit sales of the contracts typically receive a portion of the compensation paid by Directed Services LLC to such selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by the Owners of the contract or by Variable Annuity Account B. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the contracts.

Directed Services LLC pays selling firms for contract sales according to one or more schedules. This compensation is generally based on a percentage of Premium payments. Selling firms may receive commissions of up to 0.50% of Premium. In addition, selling firms may receive ongoing annual compensation of up to 0.50% of all, or a portion, of the values of contracts sold through such selling firm. Individual representatives may receive all or a portion of the compensation paid to their selling firm, depending on such selling firm's practices. Commissions and annual compensation, when combined with additional compensation or reimbursement of expenses (as more fully described below), could exceed 0.50% of Premium.

Directed Services LLC has special compensation arrangements with certain selling firms based on such firms' aggregate or anticipated sales of the contracts or other specified criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of Premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the calendar year;
- Loans or advances of commissions in anticipation of future receipt of Premiums (i.e., a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of the contract;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contract.

The following is a list of the top 25 selling firms that, during 2017, received the most total dollars of compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked from greatest to least:

1. Voya Financial Advisors, Inc.
2. Lincoln Investment Planning, Inc.
3. LPL Financial Corporation
4. Morgan Stanley Smith Barney LLC
5. Regulus Advisors, LLC
6. Kestra Investment Services, LLC
7. Cetera Investment Services LLC
8. Woodbury Financial Services, Inc.
9. American Portfolios Financial Services, Inc.
10. PlanMember Securities Corporation
11. Lockton Financial Advisors, LLC
12. Securities America, Inc.
13. NYLIFE Securities LLC
14. MSI Financial Services, Inc.
15. GWN Securities Inc.
16. Lincoln Financial Advisors Corporation
17. First Allied Securities, Inc.
18. Founders Financial Securities, LLC
19. Royal Alliance Associates, Inc.
20. Northwestern Mutual Investment Services, Inc.
21. Ameriprise Financial Services, Inc.
22. Cadaret, Grant & Co., Inc.
23. IMA Wealth, Inc.
24. Huckin Financial Group, Inc.
25. Ameritas Investment Corp.

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Premiums and/or a percentage of Accumulation Value. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide such selling firm or registered representative a financial incentive to promote our products, such as the contract, over those of another company, and may also provide a financial incentive to promote one of our contracts over another, such as the contract.

Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing or by calling (800) 366-0066.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your contract value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

State Regulation

We are regulated by the Insurance Department of the State of Connecticut. We are also subject to the insurance laws and regulations of all jurisdictions in which we do business. The contract offered by this prospectus has been approved where required by such jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business to allow regulators to assess our solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Directed Services LLC's ability to distribute the contract or upon the Separate Account.

> **Litigation.** Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

Regulatory Matters. As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Federal Tax Considerations

Introduction
The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the Beneficiary, as applicable) determines the federal taxation of amounts held, or paid out, under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes, taxes of any foreign jurisdiction or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other taxes affecting the contract or any transactions involving the contract.**

Qualified Contracts
Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs to special favorable income tax treatment under Section 408A or 408A of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs
The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

Individual Retirement Annuities ("IRA") and Roth IRA. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRA qualification requirements.**

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA to an IRA only once in any 12 month period. You will not be able to roll over any portion of an IRA distribution if you rolled over any other IRA distribution the preceding 1-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Early distributions from SIMPLE IRAs made within 2 years of beginning participation in the SIMPLE IRA are subject to a 25% early distribution tax.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute. Roth IRA contributions are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA, IRA, or eligible plan. Individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. A conversion of a traditional IRA to a Roth IRA, and a rollover from any other eligible retirement plan to a Roth IRA, made after December 31, 2017, cannot be recharacterized as having been made to a traditional IRA.

You will not be able to roll over any portion of a Roth IRA distribution if you rolled over any other IRA distribution the preceding 1-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA, (2) a rollover to or from a qualified plan, or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Taxation
The tax rules applicable to qualified contracts vary according to the type of qualified contract, the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not confirm to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, sponsoring employers, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

Traditional and Roth IRAs. You are eligible to contribute to a traditional IRA if you have compensation includible in income for the taxable year and you are not age 70½ by the end of the year. For 2018, the contribution to your traditional IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch-up contribution of $1,000. Contributions to a traditional IRA may be deductible depending on your modified adjusted gross income ("MAGI"), tax filing status, and whether you or your spouse are an active participant in a retirement plan.

You may be eligible to contribute to a Roth IRA if you have compensation includible in income for the year. For 2018, the contribution to a Roth IRA cannot exceed the lesser of $5,500 or your taxable compensation. If you are age 50 or older, you can make an additional catch up contribution of $1,000. The amount you can contribute to a Roth IRA is reduced by the amount of any contributions you make to an individual retirement plan for your benefit (not including SEPs or SIMPLE IRAs). Your ability to contribute to a Roth IRA may be further limited by your MAGI and tax filing status. Contributions to a Roth IRA are not deductible.

Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from your contract including withdrawals, income phase (i.e., annuity) payments, and death benefit proceeds. The taxable portion of all distributions will be reported to the IRS.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to the rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with an IRA The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a traditional or Roth IRA.

Exceptions to the 10% additional tax may apply if:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to the Beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The distribution is a qualified reservist distribution as defined under the Tax Code;
- The distribution is eligible for penalty relief extended to victims of certain natural disasters; or
- You have unreimbursed medical expenses that are more than 7.5% of your adjusted gross income.

Additional exceptions may apply to distributions from a traditional or Roth IRA if:
- The distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the join lives (or joint life expectancies) of you and your designated beneficiary;
- The distributions are not more than the cost of your medical insurance due to a period of unemployment (subject to certain conditions);
- The distributions are not more than your qualified higher education expenses; or
- You use the distribution to buy, build or rebuild a first home.

Additional exceptions may apply to distributions from a qualified plan if:
- You have separated from service with the plan sponsor at or after age 55;
- You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary; or
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic relations Order ("QDRO").

The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions – Roth IRA. A partial or full distribution of premium payments to a Roth IRA account and earnings credited on those premium payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth IRA account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  - > The first taxable year you, as applicable, made a contribution to a Roth IRA or a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - > If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - > The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your Beneficiary or estate, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Lifetime Required Minimum Distributions (IRAs and Roth IRAs)
To avoid certain tax penalties, you and any designated Beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules may dictate the following:
- The start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated Beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Roth IRAs. Required Minimum Distributions are not applicable to Roth IRAs during your lifetime.

Further information regarding required minimum distributions may be found in your contract.

Required Distributions upon Death (IRAs and Roth IRAs)
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under your contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2018, your entire balance must be distributed to the designated Beneficiary by December 31, 2023. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated Beneficiary, then payments may be made over either of the following time frames:
- Over the life of the designated Beneficiary; or
- Over a period not extending beyond the life expectancy of the designated Beneficiary.

Start Dates for Spousal Beneficiaries. If your death occurs before the date you begin receiving required minimum distributions under the contract and the designated Beneficiary is your spouse, distributions must generally begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If your death occurs before the date you begin receiving required minimum distributions under the contract and there is no designated Beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the contract owner's surviving spouse, the spousal Beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse will be deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding
Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax position.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number, if we are notified by the IRS that the taxpayer identification number we have on file is incorrect, or if the payment is made outside of the U.S. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Non-resident Aliens. If you or your designated Beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the county of domicile and tax treaty status.

Assignment and Other Transfers

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in such a contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a contract occurs under a minimum guaranteed withdrawal benefit rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the MGWB provision could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax and/or legal adviser about the tax consequences of living benefits.

Same-Sex Marriages
The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation
Although the likelihood of changes in tax legislation, regulation, rulings and other interpretations thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by such means. It is also possible that any such change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their potential effect on the contract.

Taxation of Company
We are taxed as a life insurance company under the Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to Variable Annuity Account B to increase reserves under the contracts. Because of this, under existing federal tax law, we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the Separate Account will be first used to reduce any income taxes imposed on the Separate Account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the Separate Account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the Separate Account. In this case, we may impose a charge against the Separate Account (with respect to some or all of the contracts) to set aside provisions to pay any such taxes. We may deduct this amount from the Separate Account, including from your contract value invested in the Sub-accounts.

Appendix 1

Option Data Table (applicable only if Joint and Survivor MGWB has been elected). If a Joint and Survivor MGWB is elected, when the MAW is requested the MAW shall be actuarially adjusted based on the Annuitant's and the Annuitant's spouse's ages on the date of the request, following the adjustment for Early Lifetime Withdrawal Commencement or Deferred Lifetime Withdrawal Commencement, if applicable, using the following Joint and Survivor Equivalency Factors:

Annuity 2000 Basic Mortality / 3% Interest Joint and Survivor Equivalency Factors

Annuitant's Age

Spouse's Age	62	63	64	65	66	67	68	69	70	71	72	73	74
20	58%	57%	55%	54%	52%	51%	49%	48%	46%	44%	43%	41%	40%
21	58%	57%	55%	54%	52%	51%	49%	48%	46%	45%	43%	42%	40%
22	59%	57%	56%	54%	53%	51%	50%	48%	47%	45%	43%	42%	40%
23	59%	58%	56%	55%	53%	51%	50%	48%	47%	45%	44%	42%	41%
24	59%	58%	56%	55%	53%	52%	50%	49%	47%	45%	44%	42%	41%
25	60%	58%	57%	55%	54%	52%	51%	49%	47%	46%	44%	43%	41%
26	60%	59%	57%	56%	54%	52%	51%	49%	48%	46%	44%	43%	41%
27	61%	59%	58%	56%	54%	53%	51%	50%	48%	46%	45%	43%	42%
28	61%	59%	58%	56%	55%	53%	52%	50%	48%	47%	45%	43%	42%
29	61%	60%	58%	57%	55%	54%	52%	50%	49%	47%	45%	44%	42%
30	62%	60%	59%	57%	56%	54%	52%	51%	49%	47%	46%	44%	43%
31	62%	61%	59%	58%	56%	54%	53%	51%	49%	48%	46%	44%	43%
32	63%	61%	60%	58%	56%	55%	53%	52%	50%	48%	47%	45%	43%
33	63%	62%	60%	59%	57%	55%	54%	52%	50%	49%	47%	45%	44%
34	64%	62%	61%	59%	57%	56%	54%	52%	51%	49%	47%	46%	44%
35	64%	63%	61%	60%	58%	56%	55%	53%	51%	49%	48%	46%	44%
36	65%	63%	62%	60%	58%	57%	55%	53%	52%	50%	48%	46%	45%
37	65%	64%	62%	61%	59%	57%	56%	54%	52%	50%	49%	47%	45%
38	66%	64%	63%	61%	59%	58%	56%	54%	53%	51%	49%	47%	46%
39	67%	65%	63%	62%	60%	58%	57%	55%	53%	51%	50%	48%	46%
40	67%	66%	64%	62%	61%	59%	57%	55%	54%	52%	50%	48%	47%
41	68%	66%	65%	63%	61%	60%	58%	56%	54%	52%	51%	49%	47%
42	69%	67%	65%	64%	62%	60%	58%	57%	55%	53%	51%	49%	48%
43	69%	68%	66%	64%	63%	61%	59%	57%	55%	54%	52%	50%	48%
44	70%	68%	67%	65%	63%	62%	60%	58%	56%	54%	52%	51%	49%
45	71%	69%	67%	66%	64%	62%	60%	59%	57%	55%	53%	51%	49%
46	71%	70%	68%	66%	65%	63%	61%	59%	57%	56%	54%	52%	50%
47	72%	71%	69%	67%	65%	64%	62%	60%	58%	56%	54%	53%	51%
48	73%	71%	70%	68%	66%	64%	63%	61%	59%	57%	55%	53%	51%
49	74%	72%	71%	69%	67%	65%	63%	62%	60%	58%	56%	54%	52%
50	75%	73%	71%	70%	68%	66%	64%	62%	61%	59%	57%	55%	53%
51	75%	74%	72%	71%	69%	67%	65%	63%	61%	59%	57%	56%	54%
52	76%	75%	73%	71%	70%	68%	66%	64%	62%	60%	58%	56%	54%
53	77%	76%	74%	72%	71%	69%	67%	65%	63%	61%	59%	57%	55%
54	78%	77%	75%	73%	71%	70%	68%	66%	64%	62%	60%	58%	56%
55	79%	77%	76%	74%	72%	71%	69%	67%	65%	63%	61%	59%	57%
56	80%	78%	77%	75%	73%	72%	70%	68%	66%	64%	62%	60%	58%
57	81%	79%	78%	76%	74%	73%	71%	69%	67%	65%	63%	61%	59%
58	82%	80%	79%	77%	75%	74%	72%	70%	68%	66%	64%	62%	60%
59	83%	81%	80%	78%	76%	75%	73%	71%	69%	67%	65%	63%	61%
60	83%	82%	81%	79%	77%	76%	74%	72%	70%	68%	66%	64%	62%

Appendix 1 (continued)

Annuity 2000 Basic Mortality / 3% Interest Joint and Survivor Equivalency Factors (continued)

<u>Annuitant's Age</u>

Spouse's Age	62	63	64	65	66	67	68	69	70	71	72	73	74
61	84%	83%	82%	80%	78%	77%	75%	73%	71%	69%	67%	65%	63%
62	85%	84%	83%	81%	79%	78%	76%	74%	72%	70%	68%	66%	64%
63	86%	85%	83%	82%	80%	79%	77%	75%	74%	72%	70%	68%	66%
64	87%	86%	84%	83%	82%	80%	78%	77%	75%	73%	71%	69%	67%
65	88%	87%	85%	84%	83%	81%	79%	78%	76%	74%	72%	70%	68%
66	89%	87%	86%	85%	84%	82%	81%	79%	77%	75%	73%	71%	69%
67	89%	88%	87%	86%	85%	83%	82%	80%	78%	76%	75%	73%	71%
68	90%	89%	88%	87%	86%	84%	83%	81%	79%	78%	76%	74%	72%
69	91%	90%	89%	88%	87%	85%	84%	82%	81%	79%	77%	75%	73%
70	92%	91%	90%	89%	87%	86%	85%	83%	82%	80%	78%	77%	75%
71	92%	91%	90%	89%	88%	87%	86%	84%	83%	81%	80%	78%	76%
72	93%	92%	91%	90%	89%	88%	87%	86%	84%	83%	81%	79%	77%
73	93%	93%	92%	91%	90%	89%	88%	87%	85%	84%	82%	80%	79%
74	94%	93%	93%	92%	91%	90%	89%	88%	86%	85%	83%	82%	80%
75	95%	94%	93%	92%	92%	91%	90%	89%	87%	86%	85%	83%	81%
76	95%	95%	94%	93%	92%	91%	91%	89%	88%	87%	86%	84%	83%
77	96%	95%	94%	94%	93%	92%	91%	90%	89%	88%	87%	85%	84%
78	96%	95%	95%	94%	94%	93%	92%	91%	90%	89%	88%	87%	85%
79	96%	96%	95%	95%	94%	94%	93%	92%	91%	90%	89%	88%	86%
80	97%	96%	96%	95%	95%	94%	93%	93%	92%	91%	90%	89%	87%
81	97%	97%	96%	96%	95%	95%	94%	93%	93%	92%	91%	90%	88%
82	97%	97%	97%	96%	96%	95%	95%	94%	93%	92%	92%	91%	89%
83	98%	97%	97%	97%	96%	96%	95%	95%	94%	93%	92%	91%	90%
84	98%	98%	97%	97%	97%	96%	96%	95%	95%	94%	93%	92%	91%
85	98%	98%	98%	97%	97%	97%	96%	96%	95%	94%	94%	93%	92%
86	98%	98%	98%	98%	97%	97%	97%	96%	96%	95%	94%	94%	93%
87	99%	98%	98%	98%	98%	97%	97%	97%	96%	96%	95%	94%	94%
88	99%	99%	98%	98%	98%	98%	97%	97%	96%	96%	96%	95%	94%
89	99%	99%	99%	98%	98%	98%	98%	97%	97%	96%	96%	95%	95%
90	99%	99%	99%	99%	98%	98%	98%	98%	97%	97%	96%	96%	95%

For ages not shown, appropriate factors will be provided.

<u>Example</u>:
Assume that the Annuitant is age 64 when she elects to begin receiving MAW payments and that at age 65 she would be eligible to receive single life MAW payments equal to $12,000 annually. Also assume she elects a Joint and Survivor MGWB and her spouse is age 66. Using these assumptions, after adjustment of the single life MAW amount at age 65 for Early Lifetime Withdrawal Commencement (see page 19) and application of the above Joint and Survivor Equivalency Factors, the Annuitant and her spouse will be entitled to MAW payments each year in the amount of $9,804. ($12,000 * 0.95 (the percentage reduction for Early Lifetime Withdrawal Commencement at age 64) = $11,400; $11,400 * 0.86 (the applicable Joint and Survivor Equivalency Factor for an Annuitant age 64 and a spouse age 66) = $9,804.)

As shown in this example, when making adjustments to the MAW, the MAW amount is first determined at the Annuitant's age 65, that amount is then adjusted for Early or Deferred Lifetime Withdrawal Commencement, and then there is a subsequent adjustment using the Equivalency Factors above if a Joint and Survivor MGWB is elected.

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Statement of Additional Information

Table of Contents

Please tear off, complete and return the form below to request, free of charge, a Statement of Additional Information for the contract offered under this prospectus. Send the completed form to Customer Service at P.O. Box 10450, Des Moines, IA, 50306-0450.

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PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR VARIABLE ANNUITY ACCOUNT B, VOYA _express_ **RETIREMENT VARIABLE ANNUITY (333-167182).**

Please Print or Type:

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VARIABLE ANNUITY ACCOUNT B
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY


Voya *express* Retirement Variable Annuity

Statement of Additional Information

Dated

May 1, 2018

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2018.

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:


Customer Service
P.O. Box 10450
Des Moines, IA 50306-0450
(888) 854-5950


Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002 until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA".

The Company serves as the depositor for the Separate Account.

Other than the mortality and expense risk charge described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the Contract. (See "Fees and Expenses" in the prospectus).

The assets of the Separate Account are held by the Company. The Separate Account has no custodian. However, the Funds in whose shares the assets of the Separate Account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "Contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the Contract may be allocated to one or more of the Sub-accounts. Each Sub-account invests in the shares of only one of the Funds offered under the Contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the Contract. The availability of the Funds is subject to applicable regulatory authorization. Not all Funds may be available in all jurisdictions, under all Contracts, or under all plans.

A complete description of each Fund, including its investment objective, policies, risks and fees and expenses, is contained in the Fund's prospectus and statement of additional information.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, Directed Services, LLC serves as the principal underwriter for contracts. Directed Services, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Directed Services, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Directed Services, LLC's principal office is located at One Orange Way, Windsor, CT 06095. Directed Services, LLC offers the securities under the Contracts on a continuous basis. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "The Annuity Contract" and "Contract Purchase Requirements."

Compensation paid to the principal underwriter, Directed Services, LLC, for the years ending December 31, 2017, 2016 and 2015 amounted to $6,274, $5,933 and $6,144, respectively. These amounts reflect compensation paid to Directed Services, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of Voya Retirement Insurance and Annuity Company.

ACCUMULATION UNIT VALUE

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the fees and expenses for the Contract and are for illustration purposes only. For AUV's calculated for this Contract, please see the Condensed Financial Information in the prospectus.

ILLUSTRATION OF CALCULATION OF AUV

EXAMPLE 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase	
(3) multiplied by (4)	$1,009.95

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the sub-accounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the sub-account being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life sub-accounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account B as of December 31, 2017, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

Variable Annuity Account B of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2017

with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2017

Contents

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Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Voya Retirement Insurance and Annuity Company and Contract Owners of Variable Annuity Account B of Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of Variable Annuity Account B of Voya Retirement Insurance and Annuity Company (the Separate Account) comprised of the subaccounts described in the appendix to this opinion (collectively referred to as the "subaccounts"), as of December 31, 2017, the related statements of operations for the year then ended, and the statements of changes in net assets for the two years in the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts comprising Variable Annuity Account B of Voya Retirement Insurance and Annuity Company at December 31, 2017, the results of its operations for the year then ended and the changes in net assets for each of the two years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Accounts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Separate Account is not required to have, nor were we engaged to perform, an audit of the Separate Account's internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2017, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and



significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Separate Accounts Auditor since 2001.

April 6, 2018

Appendix

The statement of operations and statement of changes in net assets are reported for the following periods:

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Calvert VP SRI Balanced Portfolio	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Federated Fund for U.S. Government Securities II - Primary Shares		
Federated Government Money Fund II - Service Shares		
Federated High Income Bond Fund II - Primary Shares		
Federated Kaufmann Fund II - Primary Shares		
Federated Managed Tail Risk Fund II - Primary Shares		
Federated Managed Volatility Fund II		
Fidelity® VIP Contrafund® Portfolio - Initial Class		
Fidelity® VIP Equity-Income Portfolio - Initial Class		
Fidelity® VIP Growth Portfolio - Initial Class		
Fidelity® VIP High Income Portfolio - Initial Class		
Fidelity® VIP Index 500 Portfolio - Initial Class		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class		
Fidelity® VIP Overseas Portfolio - Initial Class		
Franklin Small Cap Value VIP Fund - Class 2		
Growth Fund - Class 2		
Growth-Income Fund - Class 2		
International Fund - Class 2		
Invesco V.I. American Franchise Fund - Series I Shares		
Invesco V.I. Core Equity Fund - Series I Shares		
Janus Henderson Balanced Portfolio - Institutional Shares		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC		
Oppenheimer Discovery Mid Cap Growth Fund/VA		
Oppenheimer Global Fund/VA		
Oppenheimer Main Street Fund®/VA		
Oppenheimer Main Street Small Cap Fund®/VA		
PIMCO Real Return Portfolio - Administrative Class		
Pioneer High Yield VCT Portfolio - Class I		
Voya Balanced Portfolio - Class I		
Voya Emerging Markets Index Portfolio - Class I		
Voya Euro STOXX 50® Index Portfolio - Class I		
Voya Global Bond Portfolio - Initial Class		
Voya Global Bond Portfolio - Service Class		
Voya Global Equity Portfolio - Class I		

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Global Equity Portfolio - Class S	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017
Voya Global Perspectives® Portfolio - Class A		
Voya Global Perspectives® Portfolio - Class I		
Voya Government Money Market Portfolio - Class I		
Voya Government Money Market Portfolio - Class S		
Voya Growth and Income Portfolio - Class A		
Voya Growth and Income Portfolio - Class I		
Voya High Yield Portfolio - Service Class		
Voya Index Plus LargeCap Portfolio - Class I		
Voya Index Plus MidCap Portfolio - Class I		
Voya Index Plus SmallCap Portfolio - Class I		
Voya Intermediate Bond Portfolio - Class I		
Voya International Index Portfolio - Class I		
Voya International Index Portfolio - Class S		
Voya Large Cap Growth Portfolio - Institutional Class		
Voya Large Cap Value Portfolio - Institutional Class		
Voya Large Cap Value Portfolio - Service Class		
Voya MidCap Opportunities Portfolio - Class I		
Voya MidCap Opportunities Portfolio - Class S		
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class		
Voya Retirement Conservative Portfolio - Adviser Class		
Voya Retirement Growth Portfolio - Adviser Class		
Voya Retirement Moderate Growth Portfolio - Adviser Class		
Voya Retirement Moderate Portfolio - Adviser Class		
Voya Russell™ Large Cap Growth Index Portfolio - Class I		
Voya Russell™ Large Cap Index Portfolio - Class I		
Voya Russell™ Large Cap Value Index Portfolio - Class I		
Voya Russell™ Large Cap Value Index Portfolio - Class S		
Voya Russell™ Mid Cap Growth Index Portfolio - Class S		
Voya Russell™ Mid Cap Index Portfolio - Class I		
Voya Russell™ Small Cap Index Portfolio - Class I		
Voya Small Company Portfolio - Class I		
Voya SmallCap Opportunities Portfolio - Class I		
Voya SmallCap Opportunities Portfolio - Class S		
Voya Solution 2025 Portfolio - Service Class		
Voya Solution 2035 Portfolio - Service Class		
Voya Solution 2045 Portfolio - Service Class		

Subaccount	Statement of Operations	Statement of Changes in Net Assets
Voya Solution Income Portfolio - Service Class Voya Solution Moderately Aggressive Portfolio - Service Class Voya Strategic Allocation Conservative Portfolio - Class I Voya Strategic Allocation Growth Portfolio - Class I Voya Strategic Allocation Moderate Portfolio - Class I Voya U.S. Bond Index Portfolio - Class I Voya U.S. Stock Index Portfolio - Service Class VY® American Century Small-Mid Cap Value Portfolio - Service Class VY® Baron Growth Portfolio - Service Class VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class VY® BlackRock Inflation Protected Bond Portfolio - Service Class VY® Clarion Global Real Estate Portfolio - Institutional Class VY® Clarion Global Real Estate Portfolio - Service Class VY® Clarion Real Estate Portfolio - Service Class VY® Columbia Contrarian Core Portfolio - Service Class VY® Columbia Small Cap Value II Portfolio - Service Class VY® Franklin Income Portfolio - Service Class VY® Invesco Comstock Portfolio - Service Class VY® Invesco Equity and Income Portfolio - Initial Class VY® Invesco Growth and Income Portfolio - Service Class VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class VY® JPMorgan Emerging Markets Equity Portfolio - Service Class VY® JPMorgan Mid Cap Value Portfolio - Service Class VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class VY® JPMorgan Small Cap Core Equity Portfolio - Service Class VY® Oppenheimer Global Portfolio - Initial Class VY® Pioneer High Yield Portfolio - Initial Class VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017

Subaccount	Statement of Operations	Statement of Changes in Net Assets
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class VY® T. Rowe Price Equity Income Portfolio - Service Class VY® T. Rowe Price Growth Equity Portfolio - Initial Class VY® T. Rowe Price International Stock Portfolio - Service Class VY® Templeton Foreign Equity Portfolio - Initial Class VY® Templeton Global Growth Portfolio - Service Class Wanger International Wanger Select Wanger USA	For the year ended December 31, 2017	For each of the two years in the period ended December 31, 2017

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2
Assets					
Investments in mutual funds at fair value	$ 647	$ 1,461	$ 713	$ 295	$ 203
Total assets	647	1,461	713	295	203
Net assets	$ 647	$ 1,461	$ 713	$ 295	$ 203
Net assets					
Accumulation units	$ 584	$ 1,202	$ 713	$ 295	$ 203
Contracts in payout (annuitization)	63	259	—	—	—
Total net assets	$ 647	$ 1,461	$ 713	$ 295	$ 203
Total number of mutual fund shares	10,278	39,785	9,221	5,932	9,376
Cost of mutual fund shares	$ 655	$ 1,263	$ 674	$ 280	$ 186

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares
Assets					
Investments in mutual funds					
at fair value	$ 1,519	$ 156	$ 484	$ 1,806	$ 1,118
Total assets	1,519	156	484	1,806	1,118
Net assets	$ 1,519	$ 156	$ 484	$ 1,806	$ 1,118
Net assets					
Accumulation units	$ 1,519	$ 156	$ 478	$ 1,774	$ 1,118
Contracts in payout (annuitization)	—	—	6	32	—
Total net assets	$ 1,519	$ 156	$ 484	$ 1,806	$ 1,118
Total number of mutual fund shares	681,033	14,550	484,346	264,842	58,328
Cost of mutual fund shares	$ 1,413	$ 159	$ 484	$ 1,765	$ 1,001

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Federated Managed Tail Risk Fund II - Primary Shares		Federated Managed Volatility Fund II		Fidelity® VIP Equity-Income Portfolio - Initial Class		Fidelity® VIP Growth Portfolio - Initial Class		Fidelity® VIP High Income Portfolio - Initial Class	
Assets										
Investments in mutual funds at fair value	$	1,855	$	1,566	$	9,804	$	14,072	$	158
Total assets		1,855		1,566		9,804		14,072		158
Net assets	$	1,855	$	1,566	$	9,804	$	14,072	$	158
Net assets										
Accumulation units	$	1,822	$	1,542	$	9,804	$	14,072	$	—
Contracts in payout (annuitization)		33		24		—		—		158
Total net assets	$	1,855	$	1,566	$	9,804	$	14,072	$	158
Total number of mutual fund shares		353,265		145,033		410,397		190,038		29,046
Cost of mutual fund shares	$	2,032	$	1,394	$	8,812	$	10,726	$	163

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class		Fidelity® VIP Contrafund® Portfolio - Initial Class		Fidelity® VIP Index 500 Portfolio - Initial Class		Fidelity® VIP Investment Grade Bond Portfolio - Initial Class		Franklin Small Cap Value VIP Fund - Class 2	
Assets										
Investments in mutual funds										
at fair value	$	3,436	$	36,495	$	20,011	$	410	$	2,097
Total assets		3,436		36,495		20,011		410		2,097
Net assets	$	3,436	$	36,495	$	20,011	$	410	$	2,097
Net assets										
Accumulation units	$	3,436	$	36,495	$	20,011	$	410	$	2,097
Contracts in payout (annuitization)		—		—		—		—		—
Total net assets	$	3,436	$	36,495	$	20,011	$	410	$	2,097
Total number of mutual fund shares		150,244		961,922		73,794		32,016		105,924
Cost of mutual fund shares	$	3,016	$	28,819	$	10,419	$	398	$	1,910

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Janus Henderson Balanced Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Main Street Fund®/VA
Assets					
Investments in mutual funds					
at fair value	$ 10	$ 1,720	$ 179	$ 6	$ 313
Total assets	10	1,720	179	6	313
Net assets	$ 10	$ 1,720	$ 179	$ 6	$ 313
Net assets					
Accumulation units	$ 10	$ 1,720	$ —	$ 6	$ —
Contracts in payout (annuitization)	—	—	179	—	313
Total net assets	$ 10	$ 1,720	$ 179	$ 6	$ 313
Total number of mutual fund shares	290	70,175	2,127	128	9,704
Cost of mutual fund shares	$ 8	$ 1,511	$ 159	$ 5	$ 229

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 993	$ 2,115	$ 795	$ 56,439	$ 83,897
Total assets	993	2,115	795	56,439	83,897
Net assets	$ 993	$ 2,115	$ 795	$ 56,439	$ 83,897
Net assets					
Accumulation units	$ 993	$ 2,115	$ 795	$ 35,702	$ 76,436
Contracts in payout (annuitization)	—	—	—	20,737	7,461
Total net assets	$ 993	$ 2,115	$ 795	$ 56,439	$ 83,897
Total number of mutual fund shares	38,497	170,325	83,424	3,381,595	6,523,896
Cost of mutual fund shares	$ 911	$ 2,172	$ 785	$ 40,781	$ 84,233

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Global Perspectives® Portfolio - Class A	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 173	$ 368	$ 4,333	$ 127,168	$ 7,848
Total assets	173	368	4,333	127,168	7,848
Net assets	$ 173	$ 368	$ 4,333	$ 127,168	$ 7,848
Net assets					
Accumulation units	$ 173	$ 368	$ 4,333	$ 121,309	$ 7,848
Contracts in payout (annuitization)	—	—	—	5,859	—
Total net assets	$ 173	$ 368	$ 4,333	$ 127,168	$ 7,848
Total number of mutual fund shares	15,092	31,880	435,895	6,113,838	590,064
Cost of mutual fund shares	$ 157	$ 359	$ 4,424	$ 110,875	$ 7,112

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 2,230	$ 7,614	$ 2,634	$ 3,476	$ 3,250
Total assets	2,230	7,614	2,634	3,476	3,250
Net assets	$ 2,230	$ 7,614	$ 2,634	$ 3,476	$ 3,250
Net assets					
Accumulation units	$ 2,230	$ 5,718	$ 2,634	$ 3,476	$ 3,250
Contracts in payout (annuitization)	—	1,896	—	—	—
Total net assets	$ 2,230	$ 7,614	$ 2,634	$ 3,476	$ 3,250
Total number of mutual fund shares	169,722	451,071	285,045	248,443	253,931
Cost of mutual fund shares	$ 1,986	$ 6,356	$ 2,580	$ 2,934	$ 3,057

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 3,924	$ 68	$ 269	$ 1,785	$ 1,816
Total assets	3,924	68	269	1,785	1,816
Net assets	$ 3,924	$ 68	$ 269	$ 1,785	$ 1,816
Net assets					
Accumulation units	$ 3,924	$ 68	$ 269	$ 1,785	$ 1,816
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 3,924	$ 68	$ 269	$ 1,785	$ 1,816
Total number of mutual fund shares	332,786	4,384	27,851	186,570	145,394
Cost of mutual fund shares	$ 3,957	$ 58	$ 277	$ 1,783	$ 1,742

The accompanying notes are an integral part of these financial statements.

15

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 668	$ 3,308	$ 4,851	$ 1,449	$ 1,904
Total assets	668	3,308	4,851	1,449	1,904
Net assets	$ 668	$ 3,308	$ 4,851	$ 1,449	$ 1,904
Net assets					
Accumulation units	$ 668	$ 3,308	$ 4,851	$ 1,449	$ 1,904
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 668	$ 3,308	$ 4,851	$ 1,449	$ 1,904
Total number of mutual fund shares	53,711	87,818	418,593	50,970	88,487
Cost of mutual fund shares	$ 642	$ 3,206	$ 4,645	$ 1,347	$ 1,623

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 10,098	$ 2,657	$ 1,540	$ 39,208	$ 6,132
Total assets	10,098	2,657	1,540	39,208	6,132
Net assets	$ 10,098	$ 2,657	$ 1,540	$ 39,208	$ 6,132
Net assets					
Accumulation units	$ 10,098	$ 2,657	$ 1,540	$ 39,208	$ 6,132
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 10,098	$ 2,657	$ 1,540	$ 39,208	$ 6,132
Total number of mutual fund shares	471,887	124,451	73,072	1,418,005	419,458
Cost of mutual fund shares	$ 8,254	$ 2,446	$ 1,420	$ 38,272	$ 6,032

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Government Money Market Portfolio - Class S	Voya Global Bond Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 2,702	$ 390	$ 33,570	$ 44	$ 17,251
Total assets	2,702	390	33,570	44	17,251
Net assets	$ 2,702	$ 390	$ 33,570	$ 44	$ 17,251
Net assets					
Accumulation units	$ 2,702	$ 390	$ 32,152	$ 44	$ 15,741
Contracts in payout (annuitization)	—	—	1,418	—	1,510
Total net assets	$ 2,702	$ 390	$ 33,570	$ 44	$ 17,251
Total number of mutual fund shares	167,286	34,078	33,569,795	44,071	1,548,588
Cost of mutual fund shares	$ 2,102	$ 416	$ 33,570	$ 44	$ 17,208

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 23	$ 5,600	$ 9,953	$ 7,803	$ 2,563
Total assets	23	5,600	9,953	7,803	2,563
Net assets	$ 23	$ 5,600	$ 9,953	$ 7,803	$ 2,563
Net assets					
Accumulation units	$ —	$ 5,600	$ 9,953	$ 7,803	$ 2,563
Contracts in payout (annuitization)	23	—	—	—	—
Total net assets	$ 23	$ 5,600	$ 9,953	$ 7,803	$ 2,563
Total number of mutual fund shares	2,096	470,603	799,448	620,731	213,233
Cost of mutual fund shares	$ 23	$ 5,519	$ 9,743	$ 7,414	$ 2,411

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 196	$ 3,358	$ 4,927	$ 1,867	$ 533
Total assets	196	3,358	4,927	1,867	533
Net assets	$ 196	$ 3,358	$ 4,927	$ 1,867	$ 533
Net assets					
Accumulation units	$ 196	$ 3,358	$ 4,927	$ 1,867	$ 533
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 196	$ 3,358	$ 4,927	$ 1,867	$ 533
Total number of mutual fund shares	14,542	253,443	168,098	77,523	26,517
Cost of mutual fund shares	$ 178	$ 3,109	$ 4,857	$ 1,762	$ 476

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 798	$ 63,635	$ 3,947	$ 70,986	$ 12,185
Total assets	798	63,635	3,947	70,986	12,185
Net assets	$ 798	$ 63,635	$ 3,947	$ 70,986	$ 12,185
Net assets					
Accumulation units	$ 798	$ 63,635	$ 3,947	$ 68,268	11,309
Contracts in payout (annuitization)	—	—	—	2,718	876
Total net assets	$ 798	$ 63,635	$ 3,947	$ 70,986	$ 12,185
Total number of mutual fund shares	39,328	1,339,395	196,349	3,178,947	1,019,700
Cost of mutual fund shares	$ 660	$ 60,462	$ 3,890	$ 46,596	$ 12,233

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 43,055	$ 38,118	$ 11,995	$ 4,601	$ 8,094
Total assets	43,055	38,118	11,995	4,601	8,094
Net assets	$ 43,055	$ 38,118	$ 11,995	$ 4,601	$ 8,094
Net assets					
Accumulation units	$ 43,055	$ 32,855	$ 11,256	$ 3,394	$ 6,807
Contracts in payout (annuitization)	—	5,263	739	1,207	1,287
Total net assets	$ 43,055	$ 38,118	$ 11,995	$ 4,601	$ 8,094
Total number of mutual fund shares	3,724,503	409,038	908,054	340,560	504,909
Cost of mutual fund shares	$ 35,904	$ 33,252	$ 9,924	$ 4,154	$ 5,846

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I	Voya Euro STOXX 50® Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 7,831	$ 1,602	$ 230,160	$ 527	$ 44
Total assets	7,831	1,602	230,160	527	44
Net assets	$ 7,831	$ 1,602	$ 230,160	$ 527	$ 44
Net assets					
Accumulation units	$ 6,166	$ —	$ 164,524	$ 527	$ 44
Contracts in payout (annuitization)	1,665	1,602	65,636	—	—
Total net assets	$ 7,831	$ 1,602	$ 230,160	$ 527	$ 44
Total number of mutual fund shares	529,112	55,356	7,836,561	41,012	3,805
Cost of mutual fund shares	$ 6,057	$ 1,440	$ 205,648	$ 490	$ 34

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 2,383	$ 1,136	$ 65,631	$ 7,531	$ 4,020
Total assets	2,383	1,136	65,631	7,531	4,020
Net assets	$ 2,383	$ 1,136	$ 65,631	$ 7,531	$ 4,020
Net assets					
Accumulation units	$ 2,383	$ 1,136	$ 48,315	$ 7,531	$ 4,020
Contracts in payout (annuitization)	—	—	17,316	—	—
Total net assets	$ 2,383	$ 1,136	$ 65,631	$ 7,531	$ 4,020
Total number of mutual fund shares	214,075	102,125	2,254,574	328,145	150,127
Cost of mutual fund shares	$ 2,050	$ 971	$ 40,025	$ 7,077	$ 3,517

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya International Index Portfolio - Class I		Voya International Index Portfolio - Class S		Voya Russell™ Large Cap Growth Index Portfolio - Class I		Voya Russell™ Large Cap Index Portfolio - Class I		Voya Russell™ Large Cap Value Index Portfolio - Class I	
Assets										
Investments in mutual funds										
at fair value	$	12,539	$	50	$	29,331	$	17,538	$	38,419
Total assets		12,539		50		29,331		17,538		38,419
Net assets	$	12,539	$	50	$	29,331	$	17,538	$	38,419
Net assets										
Accumulation units	$	10,995	$	50	$	28,993	$	14,362	$	38,419
Contracts in payout (annuitization)		1,544		—		338		3,176		—
Total net assets	$	12,539	$	50	$	29,331	$	17,538	$	38,419
Total number of mutual fund shares		1,167,504		4,728		829,737		835,546		1,646,076
Cost of mutual fund shares	$	11,266	$	44	$	14,589	$	11,395	$	31,859

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class S		Voya Russell™ Mid Cap Growth Index Portfolio - Class S		Voya Russell™ Mid Cap Index Portfolio - Class I		Voya Russell™ Small Cap Index Portfolio - Class I		Voya Small Company Portfolio - Class I
Assets										
Investments in mutual funds at fair value	$	1,186	$	1,218	$	1,931	$	1,480	$	25,655
Total assets		1,186		1,218		1,931		1,480		25,655
Net assets	$	1,186	$	1,218	$	1,931	$	1,480	$	25,655
Net assets										
Accumulation units	$	1,186	$	1,218	$	1,931	$	1,480	$	21,262
Contracts in payout (annuitization)		—		—		—		—		4,393
Total net assets	$	1,186	$	1,218	$	1,931	$	1,480	$	25,655
Total number of mutual fund shares		51,173		34,687		118,638		94,498		1,165,599
Cost of mutual fund shares	$	976	$	851	$	1,815	$	1,376	$	23,307

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 1,599	$ 18,488	$ 3,409	$ 2,558	$ 2,747
Total assets	1,599	18,488	3,409	2,558	2,747
Net assets	$ 1,599	$ 18,488	$ 3,409	$ 2,558	$ 2,747
Net assets					
Accumulation units	$ 1,599	$ 16,630	$ 3,409	$ 2,558	$ 2,747
Contracts in payout (annuitization)	—	1,858	—	—	—
Total net assets	$ 1,599	$ 18,488	$ 3,409	$ 2,558	$ 2,747
Total number of mutual fund shares	150,965	1,269,752	247,554	89,064	101,810
Cost of mutual fund shares	$ 1,619	$ 16,872	$ 3,176	$ 2,282	$ 2,499

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2017
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA
Assets			
Investments in mutual funds			
at fair value	$ 2,161	$ 2,218	$ 1,389
Total assets	2,161	2,218	1,389
Net assets	$ 2,161	$ 2,218	$ 1,389
Net assets			
Accumulation units	$ 2,161	$ 2,218	$ 1,389
Contracts in payout (annuitization)	—	—	—
Total net assets	$ 2,161	$ 2,218	$ 1,389
Total number of mutual fund shares	70,067	106,440	51,944
Cost of mutual fund shares	$ 1,943	$ 2,191	$ 1,474

The accompanying notes are an integral part of these financial statements.

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2	International Fund - Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 15	$ 3	$ 4	$ 2
Expenses:					
Mortality and expense risks and other charges	8	14	2	—	—
Total expenses	8	14	2	—	—
Net investment income (loss)	(7)	1	1	4	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	215	88	10	—	—
Capital gains distributions	105	73	24	11	1
Total realized gain (loss) on investments and capital gains distributions	320	161	34	11	1
Net unrealized appreciation (depreciation) of investments	(90)	5	39	21	22
Net realized and unrealized gain (loss) on investments	230	166	73	32	23
Net increase (decrease) in net assets resulting from operations	$ 223	$ 167	$ 74	$ 36	$ 25

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 31	$ 4	$ 2	$ 122	$ —
Expenses:					
Mortality and expense risks and other charges	15	2	7	25	15
Total expenses	15	2	7	25	15
Net investment income (loss)	16	2	(5)	97	(15)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	—	—	8	31
Capital gains distributions	16	—	—	—	124
Total realized gain (loss) on investments and capital gains distributions	10	—	—	8	155
Net unrealized appreciation (depreciation) of investments	137	—	—	(9)	119
Net realized and unrealized gain (loss) on investments	147	—	—	(1)	274
Net increase (decrease) in net assets resulting from operations	$ 163	$ 2	$ (5)	$ 96	$ 259

The accompanying notes are an integral part of these financial statements.

	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 33	$ 68	$ 167	$ 27	$ 8
Expenses:					
Mortality and expense risks and other					
charges	28	24	103	119	2
Total expenses	28	24	103	119	2
Net investment income (loss)	5	44	64	(92)	6
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(88)	83	(160)	1,107	—
Capital gains distributions	—	—	209	874	—
Total realized gain (loss) on investments					
and capital gains distributions	(88)	83	49	1,981	—
Net unrealized appreciation					
(depreciation) of investments	263	134	1,001	1,674	3
Net realized and unrealized gain (loss)					
on investments	175	217	1,050	3,655	3
Net increase (decrease) in net assets					
resulting from operations	$ 180	$ 261	$ 1,114	$ 3,563	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ 46	$ 345	$ 341	$ 10	$ 12
Expenses:					
Mortality and expense risks and other					
charges	26	293	265	6	19
Total expenses	26	293	265	6	19
Net investment income (loss)	20	52	76	4	(7)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	43	1,441	902	4	(150)
Capital gains distributions	3	1,836	61	2	158
Total realized gain (loss) on investments					
and capital gains distributions	46	3,277	963	6	8
Net unrealized appreciation					
(depreciation) of investments	614	3,217	2,459	3	198
Net realized and unrealized gain (loss)					
on investments	660	6,494	3,422	9	206
Net increase (decrease) in net assets					
resulting from operations	$ 680	$ 6,546	$ 3,498	$ 13	$ 199

The accompanying notes are an integral part of these financial statements.

	Janus Henderson Balanced Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/ VA	Oppenheimer Main Street Fund®/VA
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 10	$ —	$ —	$ 4
Expenses:					
Mortality and expense risks and other					
charges	—	18	2	—	4
Total expenses	—	18	2	—	4
Net investment income (loss)	—	(8)	(2)	—	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	98	1	—	12
Capital gains distributions	—	166	17	—	5
Total realized gain (loss) on investments					
and capital gains distributions	—	264	18	—	17
Net unrealized appreciation					
(depreciation) of investments	1	(159)	24	2	27
Net realized and unrealized gain (loss)					
on investments	1	105	42	2	44
Net increase (decrease) in net assets					
resulting from operations	$ 1	$ 97	$ 40	$ 2	$ 44

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 9	$ 54	$ —	$ 33	$ 1,442
Expenses:					
Mortality and expense risks and other charges	8	21	5	7	679
Total expenses	8	21	5	7	679
Net investment income (loss)	1	33	(5)	26	763
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(11)	(142)	64	(14)	1,753
Capital gains distributions	55	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	44	(142)	64	(14)	1,753
Net unrealized appreciation (depreciation) of investments	86	167	105	29	4,492
Net realized and unrealized gain (loss) on investments	130	25	169	15	6,245
Net increase (decrease) in net assets resulting from operations	$ 131	$ 58	$ 164	$ 41	$ 7,008

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives® Portfolio - Class A	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,949	$ 5	$ 2	$ 264	$ 765
Expenses:					
Mortality and expense risks and other charges	1,041	3	—	43	1,494
Total expenses	1,041	3	—	43	1,494
Net investment income (loss)	1,908	2	2	221	(729)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	211	6	2	(37)	1,861
Capital gains distributions	—	—	—	—	8,396
Total realized gain (loss) on investments and capital gains distributions	211	6	2	(37)	10,257
Net unrealized appreciation (depreciation) of investments	1,189	21	9	6	20,190
Net realized and unrealized gain (loss) on investments	1,400	27	11	(31)	30,447
Net increase (decrease) in net assets resulting from operations	$ 3,308	$ 29	$ 13	$ 190	$ 29,718

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 189	$ 49	$ 79	$ 35	$ 59
Expenses:					
Mortality and expense risks and other charges	65	29	89	31	45
Total expenses	65	29	89	31	45
Net investment income (loss)	124	20	(10)	4	14
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	223	64	300	(23)	400
Capital gains distributions	—	—	428	54	231
Total realized gain (loss) on investments and capital gains distributions	223	64	728	31	631
Net unrealized appreciation (depreciation) of investments	586	184	627	128	(125)
Net realized and unrealized gain (loss) on investments	809	248	1,355	159	506
Net increase (decrease) in net assets resulting from operations	$ 933	$ 268	$ 1,345	$ 163	$ 520

The accompanying notes are an integral part of these financial statements.

	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 60	$ 64	$ 1	$ 4	$ 23
Expenses:					
Mortality and expense risks and other					
charges	42	44	1	2	24
Total expenses	42	44	1	2	24
Net investment income (loss)	18	20	—	2	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	94	30	6	(4)	(23)
Capital gains distributions	239	218	3	—	—
Total realized gain (loss) on investments					
and capital gains distributions	333	248	9	(4)	(23)
Net unrealized appreciation					
(depreciation) of investments	62	127	4	7	46
Net realized and unrealized gain (loss)					
on investments	395	375	13	3	23
Net increase (decrease) in net assets					
resulting from operations	$ 413	$ 395	$ 13	$ 5	$ 22

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 67	$ 23	$ 75	$ 50	$ 5
Expenses:					
Mortality and expense risks and other charges	12	8	18	73	5
Total expenses	12	8	18	73	5
Net investment income (loss)	55	15	57	(23)	—
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	36	9	174	(1,283)	(280)
Capital gains distributions	—	—	—	2,247	281
Total realized gain (loss) on investments and capital gains distributions	36	9	174	964	1
Net unrealized appreciation (depreciation) of investments	73	36	(74)	92	132
Net realized and unrealized gain (loss) on investments	109	45	100	1,056	133
Net increase (decrease) in net assets resulting from operations	$ 164	$ 60	$ 157	$ 1,033	$ 133

The accompanying notes are an integral part of these financial statements.

	VY® Franklin Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 225	$ 29	$ 12	$ 37	$ 18
Expenses:					
Mortality and expense risks and other					
charges	63	13	24	60	32
Total expenses	63	13	24	60	32
Net investment income (loss)	162	16	(12)	(23)	(14)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	155	(41)	3	(52)	56
Capital gains distributions	—	77	—	—	137
Total realized gain (loss) on investments					
and capital gains distributions	155	36	3	(52)	193
Net unrealized appreciation					
(depreciation) of investments	126	114	597	2,806	167
Net realized and unrealized gain (loss)					
on investments	281	150	600	2,754	360
Net increase (decrease) in net assets					
resulting from operations	$ 443	$ 166	$ 588	$ 2,731	$ 346

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 6	$ 452	$ 121	$ 28	$ 6
Expenses:					
Mortality and expense risks and other charges	8	309	55	25	4
Total expenses	8	309	55	25	4
Net investment income (loss)	(2)	143	66	3	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(10)	307	80	115	(37)
Capital gains distributions	66	1,703	421	—	2
Total realized gain (loss) on investments and capital gains distributions	56	2,010	501	115	(35)
Net unrealized appreciation (depreciation) of investments	121	2,551	224	455	92
Net realized and unrealized gain (loss) on investments	177	4,561	725	570	57
Net increase (decrease) in net assets resulting from operations	$ 175	$ 4,704	$ 791	$ 573	$ 59

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class I	Voya Government Money Market Portfolio - Class S	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 199	$ —	$ 429	$ 1	$ 93
Expenses:					
Mortality and expense risks and other charges	410	—	204	—	43
Total expenses	410	—	204	—	43
Net investment income (loss)	(211)	—	225	1	50
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	—	(265)	—	(31)
Capital gains distributions	7	—	—	—	131
Total realized gain (loss) on investments and capital gains distributions	7	—	(265)	—	100
Net unrealized appreciation (depreciation) of investments	—	—	1,357	2	510
Net realized and unrealized gain (loss) on investments	7	—	1,092	2	610
Net increase (decrease) in net assets resulting from operations	$ (204)	$ —	$ 1,317	$ 3	$ 660

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 137	$ 76	—	$ 60	$ 2
Expenses:					
Mortality and expense risks and other					
charges	70	39	—	23	2
Total expenses	70	39	—	23	2
Net investment income (loss)	67	37	—	37	—
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	54	43	1	38	6
Capital gains distributions	225	187	—	8	2
Total realized gain (loss) on investments					
and capital gains distributions	279	230	1	46	8
Net unrealized appreciation					
(depreciation) of investments	1,076	985	—	136	19
Net realized and unrealized gain (loss)					
on investments	1,355	1,215	1	182	27
Net increase (decrease) in net assets					
resulting from operations	$ 1,422	$ 1,252	$ 1	$ 219	$ 27

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 33	$ 35	$ 15	$ 2	$ 9
Expenses:					
Mortality and expense risks and other					
charges	20	44	18	6	6
Total expenses	20	44	18	6	6
Net investment income (loss)	13	(9)	(3)	(4)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	58	(3)	34	17
Capital gains distributions	123	517	87	24	—
Total realized gain (loss) on investments					
and capital gains distributions	132	575	84	58	17
Net unrealized appreciation					
(depreciation) of investments	163	475	226	(3)	88
Net realized and unrealized gain (loss)					
on investments	295	1,050	310	55	105
Net increase (decrease) in net assets					
resulting from operations	$ 308	$ 1,041	$ 307	$ 51	$ 108

The accompanying notes are an integral part of these financial statements.

	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,385	$ 23	$ 709	$ 643	$ 256
Expenses:					
Mortality and expense risks and other charges	779	29	770	156	476
Total expenses	779	29	770	156	476
Net investment income (loss)	606	(6)	(61)	487	(220)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4,310	174	1,283	68	2,060
Capital gains distributions	1,556	360	101	—	2,907
Total realized gain (loss) on investments and capital gains distributions	5,866	534	1,384	68	4,967
Net unrealized appreciation (depreciation) of investments	(534)	(63)	17,981	223	3,882
Net realized and unrealized gain (loss) on investments	5,332	471	19,365	291	8,849
Net increase (decrease) in net assets resulting from operations	$ 5,938	$ 465	$ 19,304	$ 778	$ 8,629

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I	Voya Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 19	$ 228	$ 123	$ 130	$ 148
Expenses:					
Mortality and expense risks and other charges	425	127	66	84	93
Total expenses	425	127	66	84	93
Net investment income (loss)	(406)	101	57	46	55
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3,509	178	317	486	432
Capital gains distributions	3,668	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	7,177	178	317	486	432
Net unrealized appreciation (depreciation) of investments	2,920	1,882	67	623	469
Net realized and unrealized gain (loss) on investments	10,097	2,060	384	1,109	901
Net increase (decrease) in net assets resulting from operations	$ 9,691	$ 2,161	$ 441	$ 1,155	$ 956

The accompanying notes are an integral part of these financial statements.

	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I	Voya Euro STOXX 50® Index Portfolio - Class I	Voya Global Equity Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 21	$ 4,027	$ 2	$ 2	$ 55
Expenses:					
Mortality and expense risks and other					
charges	20	2,513	1	—	20
Total expenses	20	2,513	1	—	20
Net investment income (loss)	1	1,514	1	2	35
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	55	10,397	20	2	48
Capital gains distributions	177	24,931	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	232	35,328	20	2	48
Net unrealized appreciation					
(depreciation) of investments	31	1,443	38	6	387
Net realized and unrealized gain (loss)					
on investments	263	36,771	58	8	435
Net increase (decrease) in net assets					
resulting from operations	$ 264	$ 38,285	$ 59	$ 10	$ 470

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 22	$ 996	$ 103	$ 41	$ 290
Expenses:					
Mortality and expense risks and other					
charges	13	723	60	36	140
Total expenses	13	723	60	36	140
Net investment income (loss)	9	273	43	5	150
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	6,888	496	716	28
Capital gains distributions	—	1,141	494	388	—
Total realized gain (loss) on investments					
and capital gains distributions	6	8,029	990	1,104	28
Net unrealized appreciation					
(depreciation) of investments	194	4,733	(131)	(759)	2,318
Net realized and unrealized gain (loss)					
on investments	200	12,762	859	345	2,346
Net increase (decrease) in net assets					
resulting from operations	$ 209	$ 13,035	$ 902	$ 350	$ 2,496

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 316	$ 283	$ 799	$ 21
Expenses:					
Mortality and expense risks and other charges	—	341	207	480	16
Total expenses	—	341	207	480	16
Net investment income (loss)	1	(25)	76	319	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	3,276	1,579	685	24
Capital gains distributions	—	—	—	—	—
Total realized gain (loss) on investments and capital gains distributions	—	3,276	1,579	685	24
Net unrealized appreciation (depreciation) of investments	7	3,847	1,612	3,319	96
Net realized and unrealized gain (loss) on investments	7	7,123	3,191	4,004	120
Net increase (decrease) in net assets resulting from operations	$ 8	$ 7,098	$ 3,267	$ 4,323	$ 125

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I	Voya U.S. Bond Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 7	$ 24	$ 16	$ 86	$ 35
Expenses:					
Mortality and expense risks and other charges	9	12	10	300	12
Total expenses	9	12	10	300	12
Net investment income (loss)	(2)	12	6	(214)	23
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	32	(21)	(21)	1,807	(5)
Capital gains distributions	—	111	101	2,642	4
Total realized gain (loss) on investments and capital gains distributions	32	90	80	4,449	(1)
Net unrealized appreciation (depreciation) of investments	199	161	93	(1,801)	9
Net realized and unrealized gain (loss) on investments	231	251	173	2,648	8
Net increase (decrease) in net assets resulting from operations	$ 229	$ 263	$ 179	$ 2,434	$ 31

The accompanying notes are an integral part of these financial statements.

49

	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International
Net investment income (loss)					
Investment Income:					
Dividends	$ 8	$ —	$ 2	$ —	$ 27
Expenses:					
Mortality and expense risks and other charges	113	39	13	34	17
Total expenses	113	39	13	34	17
Net investment income (loss)	(105)	(39)	(11)	(34)	10
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(148)	38	(11)	64	(100)
Capital gains distributions	301	195	134	168	17
Total realized gain (loss) on investments and capital gains distributions	153	233	123	232	(83)
Net unrealized appreciation (depreciation) of investments	2,137	488	271	224	690
Net realized and unrealized gain (loss) on investments	2,290	721	394	456	607
Net increase (decrease) in net assets resulting from operations	$ 2,185	$ 682	$ 383	$ 422	$ 617

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2017
(Dollars in thousands)

	Wanger Select	Wanger USA
Net investment income (loss)		
Investment Income:		
Dividends	$ 4	$ —
Expenses:		
Mortality and expense risks and other		
charges	14	8
Total expenses	14	8
Net investment income (loss)	(10)	(8)
Realized and unrealized gain (loss)		
on investments		
Net realized gain (loss) on investments	(320)	(122)
Capital gains distributions	310	188
Total realized gain (loss) on investments		
and capital gains distributions	(10)	66
Net unrealized appreciation		
(depreciation) of investments	547	144
Net realized and unrealized gain (loss)		
on investments	537	210
Net increase (decrease) in net assets		
resulting from operations	$ 527	$ 202

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2
Net assets at January 1, 2016	$ 928	$ 1,370	$ 134	$ 118
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(3)	—	1
Total realized gain (loss) on investments and capital gains distributions	129	145	(48)	2
Net unrealized appreciation (depreciation) of investments	(108)	(14)	19	7
Net increase (decrease) in net assets resulting from operations	15	128	(29)	10
Changes from principal transactions:				
Total unit transactions	(57)	(9)	(5)	(40)
Increase (decrease) in net assets derived from principal transactions	(57)	(9)	(5)	(40)
Total increase (decrease) in net assets	(42)	119	(34)	(30)
Net assets at December 31, 2016	886	1,489	100	88
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	1	1	4
Total realized gain (loss) on investments and capital gains distributions	320	161	34	11
Net unrealized appreciation (depreciation) of investments	(90)	5	39	21
Net increase (decrease) in net assets resulting from operations	223	167	74	36
Changes from principal transactions:				
Total unit transactions	(462)	(195)	539	171
Increase (decrease) in net assets derived from principal transactions	(462)	(195)	539	171
Total increase (decrease) in net assets	(239)	(28)	613	207
Net assets at December 31, 2017	$ 647	$ 1,461	$ 713	$ 295

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares
Net assets at January 1, 2016	$ 40	$ 983	$ 589	$ 873
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	17	10	(9)
Total realized gain (loss) on investments and capital gains distributions	3	56	(16)	—
Net unrealized appreciation (depreciation) of investments	(3)	8	14	—
Net increase (decrease) in net assets resulting from operations	1	81	8	(9)
Changes from principal transactions:				
Total unit transactions	13	541	(409)	(327)
Increase (decrease) in net assets derived from principal transactions	13	541	(409)	(327)
Total increase (decrease) in net assets	14	622	(401)	(336)
Net assets at December 31, 2016	54	1,605	188	537
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	16	2	(5)
Total realized gain (loss) on investments and capital gains distributions	1	10	—	—
Net unrealized appreciation (depreciation) of investments	22	137	—	—
Net increase (decrease) in net assets resulting from operations	25	163	2	(5)
Changes from principal transactions:				
Total unit transactions	124	(249)	(34)	(48)
Increase (decrease) in net assets derived from principal transactions	124	(249)	(34)	(48)
Total increase (decrease) in net assets	149	(86)	(32)	(53)
Net assets at December 31, 2017	$ 203	$ 1,519	$ 156	$ 484

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II
Net assets at January 1, 2016	$ 3,031	$ 1,260	$ 2,722	$ 2,066
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	157	(16)	10	67
Total realized gain (loss) on investments and capital gains distributions	153	130	(132)	33
Net unrealized appreciation (depreciation) of investments	(26)	(96)	(24)	6
Net increase (decrease) in net assets resulting from operations	284	18	(146)	106
Changes from principal transactions:				
Total unit transactions	(1,493)	(159)	(439)	(356)
Increase (decrease) in net assets derived from principal transactions	(1,493)	(159)	(439)	(356)
Total increase (decrease) in net assets	(1,209)	(141)	(585)	(250)
Net assets at December 31, 2016	1,822	1,119	2,137	1,816
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	97	(15)	5	44
Total realized gain (loss) on investments and capital gains distributions	8	155	(88)	83
Net unrealized appreciation (depreciation) of investments	(9)	119	263	134
Net increase (decrease) in net assets resulting from operations	96	259	180	261
Changes from principal transactions:				
Total unit transactions	(112)	(260)	(462)	(511)
Increase (decrease) in net assets derived from principal transactions	(112)	(260)	(462)	(511)
Total increase (decrease) in net assets	(16)	(1)	(282)	(250)
Net assets at December 31, 2017	$ 1,806	$ 1,118	$ 1,855	$ 1,566

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net assets at January 1, 2016	$ 11,270	$ 12,603	$ 163	$ 3,092
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	116	(98)	6	9
Total realized gain (loss) on investments and capital gains distributions	328	2,512	—	88
Net unrealized appreciation (depreciation) of investments	1,180	(2,495)	14	(269)
Net increase (decrease) in net assets resulting from operations	1,624	(81)	20	(172)
Changes from principal transactions:				
Total unit transactions	(2,877)	(2,081)	(18)	(567)
Increase (decrease) in net assets derived from principal transactions	(2,877)	(2,081)	(18)	(567)
Total increase (decrease) in net assets	(1,253)	(2,162)	2	(739)
Net assets at December 31, 2016	10,017	10,441	165	2,353
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	64	(92)	6	20
Total realized gain (loss) on investments and capital gains distributions	49	1,981	—	46
Net unrealized appreciation (depreciation) of investments	1,001	1,674	3	614
Net increase (decrease) in net assets resulting from operations	1,114	3,563	9	680
Changes from principal transactions:				
Total unit transactions	(1,327)	68	(16)	403
Increase (decrease) in net assets derived from principal transactions	(1,327)	68	(16)	403
Total increase (decrease) in net assets	(213)	3,631	(7)	1,083
Net assets at December 31, 2017	$ 9,804	$ 14,072	$ 158	$ 3,436

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2016	$ 38,170	$ 19,508	$ 491	$ 2,294
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(32)	2	4	(1)
Total realized gain (loss) on investments and capital gains distributions	6,411	1,123	2	422
Net unrealized appreciation (depreciation) of investments	(4,166)	683	11	220
Net increase (decrease) in net assets resulting from operations	2,213	1,808	17	641
Changes from principal transactions:				
Total unit transactions	(7,949)	(2,868)	(62)	(190)
Increase (decrease) in net assets derived from principal transactions	(7,949)	(2,868)	(62)	(190)
Total increase (decrease) in net assets	(5,736)	(1,060)	(45)	451
Net assets at December 31, 2016	32,434	18,448	446	2,745
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	52	76	4	(7)
Total realized gain (loss) on investments and capital gains distributions	3,277	963	6	8
Net unrealized appreciation (depreciation) of investments	3,217	2,459	3	198
Net increase (decrease) in net assets resulting from operations	6,546	3,498	13	199
Changes from principal transactions:				
Total unit transactions	(2,485)	(1,935)	(49)	(847)
Increase (decrease) in net assets derived from principal transactions	(2,485)	(1,935)	(49)	(847)
Total increase (decrease) in net assets	4,061	1,563	(36)	(648)
Net assets at December 31, 2017	$ 36,495	$ 20,011	$ 410	$ 2,097

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Janus Henderson Balanced Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA
Net assets at January 1, 2016	$ 8	$ 1,746	$ 114	$ 5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(9)	(1)	—
Total realized gain (loss) on investments and capital gains distributions	—	309	6	—
Net unrealized appreciation (depreciation) of investments	—	(67)	(8)	—
Net increase (decrease) in net assets resulting from operations	—	233	(3)	—
Changes from principal transactions:				
Total unit transactions	1	(244)	4	—
Increase (decrease) in net assets derived from principal transactions	1	(244)	4	—
Total increase (decrease) in net assets	1	(11)	1	—
Net assets at December 31, 2016	9	1,735	115	5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(8)	(2)	—
Total realized gain (loss) on investments and capital gains distributions	—	264	18	—
Net unrealized appreciation (depreciation) of investments	1	(159)	24	2
Net increase (decrease) in net assets resulting from operations	1	97	40	2
Changes from principal transactions:				
Total unit transactions	—	(112)	24	(1)
Increase (decrease) in net assets derived from principal transactions	—	(112)	24	(1)
Total increase (decrease) in net assets	1	(15)	64	1
Net assets at December 31, 2017	$ 10	$ 1,720	$ 179	$ 6

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I
Net assets at January 1, 2016	$ 314	$ 1,352	$ 2,482	$ 595
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(3)	34	(1)
Total realized gain (loss) on investments and capital gains distributions	44	(64)	(103)	(109)
Net unrealized appreciation (depreciation) of investments	(14)	214	171	139
Net increase (decrease) in net assets resulting from operations	30	147	102	29
Changes from principal transactions:				
Total unit transactions	(42)	(503)	(210)	(145)
Increase (decrease) in net assets derived from principal transactions	(42)	(503)	(210)	(145)
Total increase (decrease) in net assets	(12)	(356)	(108)	(116)
Net assets at December 31, 2016	302	996	2,374	479
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	1	33	(5)
Total realized gain (loss) on investments and capital gains distributions	17	44	(142)	64
Net unrealized appreciation (depreciation) of investments	27	86	167	105
Net increase (decrease) in net assets resulting from operations	44	131	58	164
Changes from principal transactions:				
Total unit transactions	(33)	(134)	(317)	(643)
Increase (decrease) in net assets derived from principal transactions	(33)	(134)	(317)	(643)
Total increase (decrease) in net assets	11	(3)	(259)	(479)
Net assets at December 31, 2017	$ 313	$ 993	$ 2,115	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives® Portfolio - Class A
Net assets at January 1, 2016	$ 584	$ 58,918	$ 98,386	$ 143
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	330	1,057	5
Total realized gain (loss) on investments and capital gains distributions	(38)	848	974	(1)
Net unrealized appreciation (depreciation) of investments	90	2,318	1,096	6
Net increase (decrease) in net assets resulting from operations	76	3,496	3,127	10
Changes from principal transactions:				
Total unit transactions	(79)	(8,209)	(10,469)	232
Increase (decrease) in net assets derived from principal transactions	(79)	(8,209)	(10,469)	232
Total increase (decrease) in net assets	(3)	(4,713)	(7,342)	242
Net assets at December 31, 2016	581	54,205	91,044	385
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	763	1,908	2
Total realized gain (loss) on investments and capital gains distributions	(14)	1,753	211	6
Net unrealized appreciation (depreciation) of investments	29	4,492	1,189	21
Net increase (decrease) in net assets resulting from operations	41	7,008	3,308	29
Changes from principal transactions:				
Total unit transactions	173	(4,774)	(10,455)	(241)
Increase (decrease) in net assets derived from principal transactions	173	(4,774)	(10,455)	(241)
Total increase (decrease) in net assets	214	2,234	(7,147)	(212)
Net assets at December 31, 2017	$ 795	$ 56,439	$ 83,897	$ 173

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class
Net assets at January 1, 2016	$ 42	$ 3,420	$ 127,018	$ 8,185
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	190	(793)	120
Total realized gain (loss) on investments and capital gains distributions	(3)	(107)	15,974	443
Net unrealized appreciation (depreciation) of investments	5	335	(12,420)	350
Net increase (decrease) in net assets resulting from operations	4	418	2,761	913
Changes from principal transactions:				
Total unit transactions	30	(159)	(18,781)	(1,175)
Increase (decrease) in net assets derived from principal transactions	30	(159)	(18,781)	(1,175)
Total increase (decrease) in net assets	34	259	(16,020)	(262)
Net assets at December 31, 2016	76	3,679	110,998	7,923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	221	(729)	124
Total realized gain (loss) on investments and capital gains distributions	2	(37)	10,257	223
Net unrealized appreciation (depreciation) of investments	9	6	20,190	586
Net increase (decrease) in net assets resulting from operations	13	190	29,718	933
Changes from principal transactions:				
Total unit transactions	279	464	(13,548)	(1,008)
Increase (decrease) in net assets derived from principal transactions	279	464	(13,548)	(1,008)
Total increase (decrease) in net assets	292	654	16,170	(75)
Net assets at December 31, 2017	$ 368	$ 4,333	$ 127,168	$ 7,848

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Large Cap Value Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class
Net assets at January 1, 2016	$ 2,617	$ 7,762	$ 2,542	$ 4,082
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	69	8	39
Total realized gain (loss) on investments and capital gains distributions	81	692	29	294
Net unrealized appreciation (depreciation) of investments	161	(258)	47	(96)
Net increase (decrease) in net assets resulting from operations	267	503	84	237
Changes from principal transactions:				
Total unit transactions	(323)	(1,201)	45	(241)
Increase (decrease) in net assets derived from principal transactions	(323)	(1,201)	45	(241)
Total increase (decrease) in net assets	(56)	(698)	129	(4)
Net assets at December 31, 2016	2,561	7,064	2,671	4,078
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(10)	4	14
Total realized gain (loss) on investments and capital gains distributions	64	728	31	631
Net unrealized appreciation (depreciation) of investments	184	627	128	(125)
Net increase (decrease) in net assets resulting from operations	268	1,345	163	520
Changes from principal transactions:				
Total unit transactions	(599)	(795)	(200)	(1,122)
Increase (decrease) in net assets derived from principal transactions	(599)	(795)	(200)	(1,122)
Total increase (decrease) in net assets	(331)	550	(37)	(602)
Net assets at December 31, 2017	$ 2,230	$ 7,614	$ 2,634	$ 3,476

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class
Net assets at January 1, 2016	$ 3,257	$ 4,363	$ 86	$ 315
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	29	33	—	(2)
Total realized gain (loss) on investments and capital gains distributions	371	282	8	(16)
Net unrealized appreciation (depreciation) of investments	(224)	(133)	(1)	26
Net increase (decrease) in net assets resulting from operations	176	182	7	8
Changes from principal transactions:				
Total unit transactions	(144)	(740)	(16)	(48)
Increase (decrease) in net assets derived from principal transactions	(144)	(740)	(16)	(48)
Total increase (decrease) in net assets	32	(558)	(9)	(40)
Net assets at December 31, 2016	3,289	3,805	77	275
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	18	20	—	2
Total realized gain (loss) on investments and capital gains distributions	333	248	9	(4)
Net unrealized appreciation (depreciation) of investments	62	127	4	7
Net increase (decrease) in net assets resulting from operations	413	395	13	5
Changes from principal transactions:				
Total unit transactions	(452)	(276)	(22)	(11)
Increase (decrease) in net assets derived from principal transactions	(452)	(276)	(22)	(11)
Total increase (decrease) in net assets	(39)	119	(9)	(6)
Net assets at December 31, 2017	$ 3,250	$ 3,924	$ 68	$ 269

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class
Net assets at January 1, 2016	$ 1,874	$ 1,926	$ 774	$ 4,168
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(24)	12	—	39
Total realized gain (loss) on investments and capital gains distributions	(56)	16	33	217
Net unrealized appreciation (depreciation) of investments	118	(16)	(40)	(178)
Net increase (decrease) in net assets resulting from operations	38	12	(7)	78
Changes from principal transactions:				
Total unit transactions	71	(143)	(53)	81
Increase (decrease) in net assets derived from principal transactions	71	(143)	(53)	81
Total increase (decrease) in net assets	109	(131)	(60)	159
Net assets at December 31, 2016	1,983	1,795	714	4,327
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	55	15	57
Total realized gain (loss) on investments and capital gains distributions	(23)	36	9	174
Net unrealized appreciation (depreciation) of investments	46	73	36	(74)
Net increase (decrease) in net assets resulting from operations	22	164	60	157
Changes from principal transactions:				
Total unit transactions	(220)	(143)	(106)	(1,176)
Increase (decrease) in net assets derived from principal transactions	(220)	(143)	(106)	(1,176)
Total increase (decrease) in net assets	(198)	21	(46)	(1,019)
Net assets at December 31, 2017	$ 1,785	$ 1,816	$ 668	$ 3,308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	VY® FMR® Diversified Mid Cap Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class
Net assets at January 1, 2016	$ 10,760	$ 1,426	$ 5,050	$ 978
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(46)	(2)	270	12
Total realized gain (loss) on investments and capital gains distributions	1,515	118	61	61
Net unrealized appreciation (depreciation) of investments	(425)	40	338	85
Net increase (decrease) in net assets resulting from operations	1,044	156	669	158
Changes from principal transactions:				
Total unit transactions	(1,269)	(149)	(541)	(11)
Increase (decrease) in net assets derived from principal transactions	(1,269)	(149)	(541)	(11)
Total increase (decrease) in net assets	(225)	7	128	147
Net assets at December 31, 2016	10,535	1,433	5,178	1,125
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	—	162	16
Total realized gain (loss) on investments and capital gains distributions	964	1	155	36
Net unrealized appreciation (depreciation) of investments	92	132	126	114
Net increase (decrease) in net assets resulting from operations	1,033	133	443	166
Changes from principal transactions:				
Total unit transactions	(11,568)	(1,566)	(770)	158
Increase (decrease) in net assets derived from principal transactions	(11,568)	(1,566)	(770)	158
Total increase (decrease) in net assets	(10,535)	(1,433)	(327)	324
Net assets at December 31, 2017	$ —	$ —	$ 4,851	$ 1,449

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2016	$ 1,593	$ 6,190	$ 2,711	$ 998
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	23	(13)	(1)
Total realized gain (loss) on investments and capital gains distributions	(124)	(548)	352	56
Net unrealized appreciation (depreciation) of investments	306	1,235	132	131
Net increase (decrease) in net assets resulting from operations	184	710	471	186
Changes from principal transactions:				
Total unit transactions	(302)	(527)	(462)	(54)
Increase (decrease) in net assets derived from principal transactions	(302)	(527)	(462)	(54)
Total increase (decrease) in net assets	(118)	183	9	132
Net assets at December 31, 2016	1,475	6,373	2,720	1,130
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(12)	(23)	(14)	(2)
Total realized gain (loss) on investments and capital gains distributions	3	(52)	193	56
Net unrealized appreciation (depreciation) of investments	597	2,806	167	121
Net increase (decrease) in net assets resulting from operations	588	2,731	346	175
Changes from principal transactions:				
Total unit transactions	(159)	994	(409)	235
Increase (decrease) in net assets derived from principal transactions	(159)	994	(409)	235
Total increase (decrease) in net assets	429	3,725	(63)	410
Net assets at December 31, 2017	$ 1,904	$ 10,098	$ 2,657	$ 1,540

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2016	$ 29,174	$ 5,095	$ 2,301	$ 348
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	162	67	8	9
Total realized gain (loss) on investments and capital gains distributions	3,142	653	99	96
Net unrealized appreciation (depreciation) of investments	(1,212)	87	(87)	(72)
Net increase (decrease) in net assets resulting from operations	2,092	807	20	33
Changes from principal transactions:				
Total unit transactions	1,865	(370)	(210)	(10)
Increase (decrease) in net assets derived from principal transactions	1,865	(370)	(210)	(10)
Total increase (decrease) in net assets	3,957	437	(190)	23
Net assets at December 31, 2016	33,131	5,532	2,111	371
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	143	66	3	2
Total realized gain (loss) on investments and capital gains distributions	2,010	501	115	(35)
Net unrealized appreciation (depreciation) of investments	2,551	224	455	92
Net increase (decrease) in net assets resulting from operations	4,704	791	573	59
Changes from principal transactions:				
Total unit transactions	1,373	(191)	18	(40)
Increase (decrease) in net assets derived from principal transactions	1,373	(191)	18	(40)
Total increase (decrease) in net assets	6,077	600	591	19
Net assets at December 31, 2017	$ 39,208	$ 6,132	$ 2,702	$ 390

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class I	Voya Government Money Market Portfolio - Class S	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class
Net assets at January 1, 2016	$ 41,143	$ 44	$ 17,581	$ 66
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(442)	(2)	88	—
Total realized gain (loss) on investments and capital gains distributions	35	—	(249)	(6)
Net unrealized appreciation (depreciation) of investments	—	—	1,052	8
Net increase (decrease) in net assets resulting from operations	(407)	(2)	891	2
Changes from principal transactions:				
Total unit transactions	(4,216)	—	(1,752)	(45)
Increase (decrease) in net assets derived from principal transactions	(4,216)	—	(1,752)	(45)
Total increase (decrease) in net assets	(4,623)	(2)	(861)	(43)
Net assets at December 31, 2016	36,520	42	16,720	23
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(211)	—	225	1
Total realized gain (loss) on investments and capital gains distributions	7	—	(265)	—
Net unrealized appreciation (depreciation) of investments	—	—	1,357	2
Net increase (decrease) in net assets resulting from operations	(204)	—	1,317	3
Changes from principal transactions:				
Total unit transactions	(2,746)	2	(786)	(3)
Increase (decrease) in net assets derived from principal transactions	(2,746)	2	(786)	(3)
Total increase (decrease) in net assets	(2,950)	2	531	—
Net assets at December 31, 2017	$ 33,570	$ 44	$ 17,251	$ 23

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution 2055 Portfolio - Service Class
Net assets at January 1, 2016	$ 3,800	$ 7,035	$ 4,076	$ —
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	48	84	51	—
Total realized gain (loss) on investments and capital gains distributions	292	547	399	—
Net unrealized appreciation (depreciation) of investments	(136)	(263)	(154)	—
Net increase (decrease) in net assets resulting from operations	204	368	296	—
Changes from principal transactions:				
Total unit transactions	349	(211)	1,143	—
Increase (decrease) in net assets derived from principal transactions	349	(211)	1,143	—
Total increase (decrease) in net assets	553	157	1,439	—
Net assets at December 31, 2016	4,353	7,192	5,515	—
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	50	67	37	—
Total realized gain (loss) on investments and capital gains distributions	100	279	230	1
Net unrealized appreciation (depreciation) of investments	510	1,076	985	—
Net increase (decrease) in net assets resulting from operations	660	1,422	1,252	1
Changes from principal transactions:				
Total unit transactions	587	1,339	1,036	(1)
Increase (decrease) in net assets derived from principal transactions	587	1,339	1,036	(1)
Total increase (decrease) in net assets	1,247	2,761	2,288	—
Net assets at December 31, 2017	$ 5,600	$ 9,953	$ 7,803	$ —

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class
Net assets at January 1, 2016	$ 3,158	$ 189	$ 2,823	$ 4,849
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	—	21	(41)
Total realized gain (loss) on investments and capital gains distributions	24	2	67	546
Net unrealized appreciation (depreciation) of investments	77	7	408	(336)
Net increase (decrease) in net assets resulting from operations	108	9	496	169
Changes from principal transactions:				
Total unit transactions	(482)	(37)	(171)	(1,219)
Increase (decrease) in net assets derived from principal transactions	(482)	(37)	(171)	(1,219)
Total increase (decrease) in net assets	(374)	(28)	325	(1,050)
Net assets at December 31, 2016	2,784	161	3,148	3,799
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	—	13	(9)
Total realized gain (loss) on investments and capital gains distributions	46	8	132	575
Net unrealized appreciation (depreciation) of investments	136	19	163	475
Net increase (decrease) in net assets resulting from operations	219	27	308	1,041
Changes from principal transactions:				
Total unit transactions	(440)	8	(98)	87
Increase (decrease) in net assets derived from principal transactions	(440)	8	(98)	87
Total increase (decrease) in net assets	(221)	35	210	1,128
Net assets at December 31, 2017	$ 2,563	$ 196	$ 3,358	$ 4,927

The accompanying notes are an integral part of these financial statements.

69

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class
Net assets at January 1, 2016	$ 2,297	$ 744	$ 1,087	$ 68,652
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	45	(4)	10	535
Total realized gain (loss) on investments and capital gains distributions	333	93	117	4,992
Net unrealized appreciation (depreciation) of investments	(267)	—	(10)	2,897
Net increase (decrease) in net assets resulting from operations	111	89	117	8,424
Changes from principal transactions:				
Total unit transactions	(844)	(260)	(480)	(9,705)
Increase (decrease) in net assets derived from principal transactions	(844)	(260)	(480)	(9,705)
Total increase (decrease) in net assets	(733)	(171)	(363)	(1,281)
Net assets at December 31, 2016	1,564	573	724	67,371
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(4)	3	606
Total realized gain (loss) on investments and capital gains distributions	84	58	17	5,866
Net unrealized appreciation (depreciation) of investments	226	(3)	88	(534)
Net increase (decrease) in net assets resulting from operations	307	51	108	5,938
Changes from principal transactions:				
Total unit transactions	(4)	(91)	(34)	(9,674)
Increase (decrease) in net assets derived from principal transactions	(4)	(91)	(34)	(9,674)
Total increase (decrease) in net assets	303	(40)	74	(3,736)
Net assets at December 31, 2017	$ 1,867	$ 533	$ 798	$ 63,635

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net assets at January 1, 2016	$ 3,458	$ 67,773	$ 12,897	$ 42,681
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	28	522	(339)
Total realized gain (loss) on investments and capital gains distributions	478	4,373	67	5,737
Net unrealized appreciation (depreciation) of investments	(25)	(5,419)	1,005	(3,143)
Net increase (decrease) in net assets resulting from operations	451	(1,018)	1,594	2,255
Changes from principal transactions:				
Total unit transactions	(216)	(8,658)	(1,074)	(5,439)
Increase (decrease) in net assets derived from principal transactions	(216)	(8,658)	(1,074)	(5,439)
Total increase (decrease) in net assets	235	(9,676)	520	(3,184)
Net assets at December 31, 2016	3,693	58,097	13,417	39,497
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(61)	487	(220)
Total realized gain (loss) on investments and capital gains distributions	534	1,384	68	4,967
Net unrealized appreciation (depreciation) of investments	(63)	17,981	223	3,882
Net increase (decrease) in net assets resulting from operations	465	19,304	778	8,629
Changes from principal transactions:				
Total unit transactions	(211)	(6,415)	(2,010)	(5,071)
Increase (decrease) in net assets derived from principal transactions	(211)	(6,415)	(2,010)	(5,071)
Total increase (decrease) in net assets	254	12,889	(1,232)	3,558
Net assets at December 31, 2017	$ 3,947	$ 70,986	$ 12,185	$ 43,055

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2016	$ 38,458	$ 12,870	$ 6,108	$ 8,840
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(402)	253	98	137
Total realized gain (loss) on investments and capital gains distributions	7,480	245	285	918
Net unrealized appreciation (depreciation) of investments	(7,277)	(461)	(154)	(689)
Net increase (decrease) in net assets resulting from operations	(199)	37	229	366
Changes from principal transactions:				
Total unit transactions	(6,725)	(2,355)	(1,026)	(2,006)
Increase (decrease) in net assets derived from principal transactions	(6,725)	(2,355)	(1,026)	(2,006)
Total increase (decrease) in net assets	(6,924)	(2,318)	(797)	(1,640)
Net assets at December 31, 2016	31,534	10,552	5,311	7,200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(406)	101	57	46
Total realized gain (loss) on investments and capital gains distributions	7,177	178	317	486
Net unrealized appreciation (depreciation) of investments	2,920	1,882	67	623
Net increase (decrease) in net assets resulting from operations	9,691	2,161	441	1,155
Changes from principal transactions:				
Total unit transactions	(3,107)	(718)	(1,151)	(261)
Increase (decrease) in net assets derived from principal transactions	(3,107)	(718)	(1,151)	(261)
Total increase (decrease) in net assets	6,584	1,443	(710)	894
Net assets at December 31, 2017	$ 38,118	$ 11,995	$ 4,601	$ 8,094

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I
Net assets at January 1, 2016	$ 7,962	$ 1,517	$ 215,524	$ 31
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	113	4	1,757	1
Total realized gain (loss) on investments and capital gains distributions	331	156	21,577	(2)
Net unrealized appreciation (depreciation) of investments	(40)	(47)	(6,437)	6
Net increase (decrease) in net assets resulting from operations	404	113	16,897	5
Changes from principal transactions:				
Total unit transactions	(495)	(110)	(22,938)	35
Increase (decrease) in net assets derived from principal transactions	(495)	(110)	(22,938)	35
Total increase (decrease) in net assets	(91)	3	(6,041)	40
Net assets at December 31, 2016	7,871	1,520	209,483	71
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	55	1	1,514	1
Total realized gain (loss) on investments and capital gains distributions	432	232	35,328	20
Net unrealized appreciation (depreciation) of investments	469	31	1,443	38
Net increase (decrease) in net assets resulting from operations	956	264	38,285	59
Changes from principal transactions:				
Total unit transactions	(996)	(182)	(17,608)	397
Increase (decrease) in net assets derived from principal transactions	(996)	(182)	(17,608)	397
Total increase (decrease) in net assets	(40)	82	20,677	456
Net assets at December 31, 2017	$ 7,831	$ 1,602	$ 230,160	$ 527

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Euro STOXX 50® Index Portfolio - Class I	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2016	$ 44	$ 2,698	$ 1,090	$ 61,663
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	48	15	323
Total realized gain (loss) on investments and capital gains distributions	—	(56)	(13)	4,309
Net unrealized appreciation (depreciation) of investments	3	116	41	432
Net increase (decrease) in net assets resulting from operations	3	108	43	5,064
Changes from principal transactions:				
Total unit transactions	(4)	(581)	(161)	(7,740)
Increase (decrease) in net assets derived from principal transactions	(4)	(581)	(161)	(7,740)
Total increase (decrease) in net assets	(1)	(473)	(118)	(2,676)
Net assets at December 31, 2016	43	2,225	972	58,987
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	35	9	273
Total realized gain (loss) on investments and capital gains distributions	2	48	6	8,029
Net unrealized appreciation (depreciation) of investments	6	387	194	4,733
Net increase (decrease) in net assets resulting from operations	10	470	209	13,035
Changes from principal transactions:				
Total unit transactions	(9)	(312)	(45)	(6,391)
Increase (decrease) in net assets derived from principal transactions	(9)	(312)	(45)	(6,391)
Total increase (decrease) in net assets	1	158	164	6,644
Net assets at December 31, 2017	$ 44	$ 2,383	$ 1,136	$ 65,631

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S
Net assets at January 1, 2016	$ 6,902	$ 3,613	$ 12,589	$ 9
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	(1)	227	—
Total realized gain (loss) on investments and capital gains distributions	1,249	523	106	—
Net unrealized appreciation (depreciation) of investments	(194)	336	(390)	—
Net increase (decrease) in net assets resulting from operations	1,069	858	(57)	—
Changes from principal transactions:				
Total unit transactions	(680)	(255)	(1,421)	19
Increase (decrease) in net assets derived from principal transactions	(680)	(255)	(1,421)	19
Total increase (decrease) in net assets	389	603	(1,478)	19
Net assets at December 31, 2016	7,291	4,216	11,111	28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	43	5	150	1
Total realized gain (loss) on investments and capital gains distributions	990	1,104	28	—
Net unrealized appreciation (depreciation) of investments	(131)	(759)	2,318	7
Net increase (decrease) in net assets resulting from operations	902	350	2,496	8
Changes from principal transactions:				
Total unit transactions	(662)	(546)	(1,068)	14
Increase (decrease) in net assets derived from principal transactions	(662)	(546)	(1,068)	14
Total increase (decrease) in net assets	240	(196)	1,428	22
Net assets at December 31, 2017	$ 7,531	$ 4,020	$ 12,539	$ 50

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2016	$ 26,934	$ 16,537	$ 39,307	$ 1,308
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	111	141	2
Total realized gain (loss) on investments and capital gains distributions	3,233	1,425	1,651	133
Net unrealized appreciation (depreciation) of investments	(1,992)	(105)	3,257	12
Net increase (decrease) in net assets resulting from operations	1,251	1,431	5,049	147
Changes from principal transactions:				
Total unit transactions	(3,153)	(1,694)	(5,438)	(319)
Increase (decrease) in net assets derived from principal transactions	(3,153)	(1,694)	(5,438)	(319)
Total increase (decrease) in net assets	(1,902)	(263)	(389)	(172)
Net assets at December 31, 2016	25,032	16,274	38,918	1,136
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	76	319	5
Total realized gain (loss) on investments and capital gains distributions	3,276	1,579	685	24
Net unrealized appreciation (depreciation) of investments	3,847	1,612	3,319	96
Net increase (decrease) in net assets resulting from operations	7,098	3,267	4,323	125
Changes from principal transactions:				
Total unit transactions	(2,799)	(2,003)	(4,822)	(75)
Increase (decrease) in net assets derived from principal transactions	(2,799)	(2,003)	(4,822)	(75)
Total increase (decrease) in net assets	4,299	1,264	(499)	50
Net assets at December 31, 2017	$ 29,331	$ 17,538	$ 38,419	$ 1,186

The accompanying notes are an integral part of these financial statements.

76

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Net assets at January 1, 2016	$ 1,090	$ 1,451	$ 1,385	$ 23,383
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	9	9	(163)
Total realized gain (loss) on investments and capital gains distributions	77	132	101	2,806
Net unrealized appreciation (depreciation) of investments	(21)	40	88	2,244
Net increase (decrease) in net assets resulting from operations	55	181	198	4,887
Changes from principal transactions:				
Total unit transactions	(165)	(107)	(296)	(2,606)
Increase (decrease) in net assets derived from principal transactions	(165)	(107)	(296)	(2,606)
Total increase (decrease) in net assets	(110)	74	(98)	2,281
Net assets at December 31, 2016	980	1,525	1,287	25,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	12	6	(214)
Total realized gain (loss) on investments and capital gains distributions	32	90	80	4,449
Net unrealized appreciation (depreciation) of investments	199	161	93	(1,801)
Net increase (decrease) in net assets resulting from operations	229	263	179	2,434
Changes from principal transactions:				
Total unit transactions	9	143	14	(2,443)
Increase (decrease) in net assets derived from principal transactions	9	143	14	(2,443)
Total increase (decrease) in net assets	238	406	193	(9)
Net assets at December 31, 2017	$ 1,218	$ 1,931	$ 1,480	$ 25,655

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2016	$ 1,249	$ 5,451	$ 3,014	$ 1,647
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(45)	(36)	(10)
Total realized gain (loss) on investments and capital gains distributions	3	394	319	50
Net unrealized appreciation (depreciation) of investments	(10)	(23)	(123)	171
Net increase (decrease) in net assets resulting from operations	13	326	160	211
Changes from principal transactions:				
Total unit transactions	—	(870)	7	182
Increase (decrease) in net assets derived from principal transactions	—	(870)	7	182
Total increase (decrease) in net assets	13	(544)	167	393
Net assets at December 31, 2016	1,262	4,907	3,181	2,040
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(105)	(39)	(11)
Total realized gain (loss) on investments and capital gains distributions	(1)	153	233	123
Net unrealized appreciation (depreciation) of investments	9	2,137	488	271
Net increase (decrease) in net assets resulting from operations	31	2,185	682	383
Changes from principal transactions:				
Total unit transactions	306	11,396	(454)	135
Increase (decrease) in net assets derived from principal transactions	306	11,396	(454)	135
Total increase (decrease) in net assets	337	13,581	228	518
Net assets at December 31, 2017	$ 1,599	$ 18,488	$ 3,409	$ 2,558

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2017 and 2016
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2016	$ 2,107	$ 2,155	$ 2,219	$ 1,015
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	9	(9)	(7)
Total realized gain (loss) on investments and capital gains distributions	214	33	439	181
Net unrealized appreciation (depreciation) of investments	62	(89)	(201)	(65)
Net increase (decrease) in net assets resulting from operations	249	(47)	229	109
Changes from principal transactions:				
Total unit transactions	176	(71)	(335)	(70)
Increase (decrease) in net assets derived from principal transactions	176	(71)	(335)	(70)
Total increase (decrease) in net assets	425	(118)	(106)	39
Net assets at December 31, 2016	2,532	2,037	2,113	1,054
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(34)	10	(10)	(8)
Total realized gain (loss) on investments and capital gains distributions	232	(83)	(10)	66
Net unrealized appreciation (depreciation) of investments	224	690	547	144
Net increase (decrease) in net assets resulting from operations	422	617	527	202
Changes from principal transactions:				
Total unit transactions	(207)	(493)	(422)	133
Increase (decrease) in net assets derived from principal transactions	(207)	(493)	(422)	133
Total increase (decrease) in net assets	215	124	105	335
Net assets at December 31, 2017	$ 2,747	$ 2,161	$ 2,218	$ 1,389

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Variable Annuity Account B of Voya Retirement Insurance and Annuity Company, (the "Account") was established by Voya Retirement Insurance and Annuity Company ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING continues to hold certain warrants to purchase shares of Voya Financial, Inc. common stock.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2017, the Account had 108 investment divisions (the "Divisions"), 31 of which invest in independently managed mutual funds and 77 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

The Divisions with asset balances at December 31, 2017 and related Trusts are as follows:

AIM Variable Insurance Funds:
  Invesco V.I. American Franchise Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares
American Funds Insurance Series®:
  Growth Fund - Class 2
  Growth-Income Fund - Class 2
  International Fund - Class 2
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio

Federated Insurance Series:
  Federated Fund for U.S. Government Securities II - Primary
    Shares
  Federated Government Money Fund II - Service Shares
  Federated High Income Bond Fund II - Primary Shares
  Federated Kaufmann Fund II - Primary Shares
  Federated Managed Tail Risk Fund II - Primary Shares
  Federated Managed Volatility Fund II

Fidelity® Variable Insurance Products:

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products V:

Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

Franklin Templeton Variable Insurance Products Trust:

Franklin Small Cap Value VIP Fund - Class 2

Janus Aspen Series:

Janus Henderson Balanced Portfolio - Institutional Shares

Lord Abbett Series Fund, Inc.:

Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

Oppenheimer Main Street Fund®:

Oppenheimer Main Street Fund®/VA

Oppenheimer Main Street Small Cap Fund®/VA

Oppenheimer Variable Account Funds:

Oppenheimer Discovery Mid Cap Growth Fund/VA

Oppenheimer Global Fund/VA

PIMCO Variable Insurance Trust:

PIMCO Real Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:

Pioneer High Yield VCT Portfolio - Class I

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class I

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class I

Voya Investors Trust:

Voya Global Perspectives® Portfolio - Class A

Voya Global Perspectives® Portfolio - Class I

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Service Class

Voya Multi-Manager Large Cap Core Portfolio - Institutional
  Class

Voya Retirement Conservative Portfolio - Adviser Class

Voya Retirement Growth Portfolio - Adviser Class

Voya Retirement Moderate Growth Portfolio - Adviser Class

Voya Retirement Moderate Portfolio - Adviser Class

Voya U.S. Stock Index Portfolio - Service Class

VY® BlackRock Inflation Protected Bond Portfolio -
  Institutional Class

VY® BlackRock Inflation Protected Bond Portfolio - Service
  Class

VY® Clarion Global Real Estate Portfolio - Institutional Class

VY® Clarion Global Real Estate Portfolio - Service Class

Voya Investors Trust: (continued)

VY® Clarion Real Estate Portfolio - Service Class

VY® Franklin Income Portfolio - Service Class

VY® Invesco Growth and Income Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio -
  Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service
  Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional
  Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service
  Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service
  Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Service
  Class

VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Government Money Market Portfolio - Class S

Voya Partners, Inc.:

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution Income Portfolio - Service Class

Voya Solution Moderately Aggressive Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio -
  Service Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio -
  Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Initial Class

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Variable Portfolios, Inc.:

Voya Emerging Markets Index Portfolio - Class I

Voya Euro STOXX 50® Index Portfolio - Class I

Voya Global Equity Portfolio - Class I

Voya Global Equity Portfolio - Class S

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus MidCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class I

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Variable Portfolios, Inc. (continued):

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:

Wanger International

Wanger Select

Wanger USA

The names of certain Divisions were changed during 2017. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Janus Aspen Series:	**Janus Aspen Series:**
Janus Henderson Balanced Portfolio - Institutional Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares
Oppenheimer Main Street Fund®:	**Oppenheimer Variable Account Funds:**
Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Fund®/VA
Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA

During 2017, the following Divisions were closed to contract owners:

Pioneer Variable Contracts Trust:

Pioneer Emerging Markets VCT Portfolio - Class I

Voya Investors Trust:

VY® FMR® Diversified Mid Cap Portfolio - Institutional Class

VY® FMR® Diversified Mid Cap Portfolio - Service Class

Voya Partners, Inc.:

Voya Solution 2055 Portfolio - Service Class

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 0.0% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2017 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2017. The Account had no liabilities as of December 31, 2017.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $80 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For Deferred Variable Annuity contracts an annual charge of up to 0.50% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

On or about May 1, 2017, VIL was appointed investment adviser for these certain additional U.S. registered investment companies previously managed by Directed Services LLC ("DSL"), which in turn caused DSL and VRIAC to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue PDSL earned as investment adviser.

Until the termination of the intercompany agreement management fees were paid to DSL in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.19% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2017 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	$ 892	$ 1,256
Invesco V.I. Core Equity Fund - Series I Shares	163	284
American Funds Insurance Series:		
Growth Fund - Class 2	704	139
Growth-Income Fund - Class 2	186	—
International Fund - Class 2	129	3
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	328	545
Federated Insurance Series:		
Federated Fund for U.S. Government Securities II - Primary Shares	4	35
Federated Government Money Fund II - Service Shares	11	64
Federated High Income Bond Fund II - Primary Shares	321	337
Federated Kaufmann Fund II - Primary Shares	124	276
Federated Managed Tail Risk Fund II - Primary Shares	54	512
Federated Managed Volatility Fund II	72	538
Fidelity Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	1,537	2,591
Fidelity® VIP Growth Portfolio - Initial Class	3,295	2,444
Fidelity® VIP High Income Portfolio - Initial Class	9	18

	Purchases	Sales
	(Dollars in thousands)	
Fidelity Variable Insurance Products (continued):		
Fidelity® VIP Overseas Portfolio - Initial Class	$ 923	$ 497
Fidelity Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	3,548	4,144
Fidelity® VIP Index 500 Portfolio - Initial Class	674	2,472
Fidelity Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	24	67
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	341	1,038
Janus Aspen Series:		
Janus Henderson Balanced Portfolio - Institutional Shares	—	—
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	270	225
Oppenheimer Main Street Fund®:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	66	27
Oppenheimer Global Fund/VA	—	—
Oppenheimer Main Street Fund®/VA	11	39
Oppenheimer Main Street Small Cap Fund®/VA	147	225
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	551	834
Pioneer Variable Contracts Trust:		
Pioneer Emerging Markets VCT Portfolio - Class I	357	1,005
Pioneer High Yield VCT Portfolio - Class I	370	172
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	3,532	7,543
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	5,468	14,015
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class A	7	245
Voya Global Perspectives® Portfolio - Class I	304	22
Voya High Yield Portfolio - Service Class	1,352	668
Voya Large Cap Growth Portfolio - Institutional Class	10,667	16,549
Voya Large Cap Value Portfolio - Institutional Class	566	1,451
Voya Large Cap Value Portfolio - Service Class	98	676
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	607	984
Voya Retirement Conservative Portfolio - Adviser Class	443	586
Voya Retirement Growth Portfolio - Adviser Class	345	1,223
Voya Retirement Moderate Growth Portfolio - Adviser Class	326	520
Voya Retirement Moderate Portfolio - Adviser Class	498	537
Voya U.S. Stock Index Portfolio - Service Class	4	22
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	22	31
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	146	366
VY® Clarion Global Real Estate Portfolio - Institutional Class	375	462
VY® Clarion Global Real Estate Portfolio - Service Class	58	149
VY® Clarion Real Estate Portfolio - Service Class	354	1,472
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	2,598	11,942
VY® FMR® Diversified Mid Cap Portfolio - Service Class	327	1,612
VY® Franklin Income Portfolio - Service Class	952	1,559
VY® Invesco Growth and Income Portfolio - Service Class	885	635

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	$ 201	$ 372
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	2,034	1,062
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	358	644
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	482	183
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	7,883	4,664
VY® T. Rowe Price Equity Income Portfolio - Service Class	1,186	888
VY® T. Rowe Price International Stock Portfolio - Service Class	404	383
VY® Templeton Global Growth Portfolio - Service Class	68	103
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	7,504	10,454
Voya Government Money Market Portfolio - Class S	3	1
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Initial Class	1,857	2,417
Voya Global Bond Portfolio - Service Class	1	3
Voya Solution 2025 Portfolio - Service Class	2,063	1,294
Voya Solution 2035 Portfolio - Service Class	2,481	851
Voya Solution 2045 Portfolio - Service Class	2,177	917
Voya Solution 2055 Portfolio - Service Class	45	46
Voya Solution Income Portfolio - Service Class	555	950
Voya Solution Moderately Aggressive Portfolio - Service Class	89	79
VY® American Century Small-Mid Cap Value Portfolio - Service Class	1,122	1,084
VY® Baron Growth Portfolio - Service Class	1,595	1,000
VY® Columbia Contrarian Core Portfolio - Service Class	450	370
VY® Columbia Small Cap Value II Portfolio - Service Class	133	204
VY® Invesco Comstock Portfolio - Service Class	108	139
VY® Invesco Equity and Income Portfolio - Initial Class	3,964	11,476
VY® JPMorgan Mid Cap Value Portfolio - Service Class	762	619
VY® Oppenheimer Global Portfolio - Initial Class	2,195	8,571
VY® Pioneer High Yield Portfolio - Initial Class	1,273	2,795
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	4,341	6,724
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	7,578	7,423
VY® Templeton Foreign Equity Portfolio - Initial Class	1,029	1,645
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	495	1,589
Voya Strategic Allocation Growth Portfolio - Class I	742	957
Voya Strategic Allocation Moderate Portfolio - Class I	464	1,405
Voya Growth and Income Portfolio - Class I		
Voya Growth and Income Portfolio - Class A	204	209
Voya Growth and Income Portfolio - Class I	35,360	26,523
Voya Variable Portfolios, Inc.:		
Voya Emerging Markets Index Portfolio - Class I	495	97
Voya Euro STOXX 50® Index Portfolio - Class I	2	10
Voya Global Equity Portfolio - Class I	324	601
Voya Global Equity Portfolio - Class S	46	83
Voya Index Plus LargeCap Portfolio - Class I	6,392	11,369
Voya Index Plus MidCap Portfolio - Class I	1,558	1,683
Voya Index Plus SmallCap Portfolio - Class I	1,483	1,636
Voya International Index Portfolio - Class I	1,349	2,267

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya International Index Portfolio - Class S	$ 16	$ —
Voya Russell™ Large Cap Growth Index Portfolio - Class I	2,175	4,999
Voya Russell™ Large Cap Index Portfolio - Class I	1,392	3,319
Voya Russell™ Large Cap Value Index Portfolio - Class I	1,635	6,138
Voya Russell™ Large Cap Value Index Portfolio - Class S	24	95
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	78	71
Voya Russell™ Mid Cap Index Portfolio - Class I	658	391
Voya Russell™ Small Cap Index Portfolio - Class I	373	252
Voya Small Company Portfolio - Class I	4,370	4,385
Voya U.S. Bond Index Portfolio - Class I	696	364
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	13,234	1,644
Voya MidCap Opportunities Portfolio - Class S	344	642
Voya SmallCap Opportunities Portfolio - Class I	572	314
Voya SmallCap Opportunities Portfolio - Class S	310	384
Wanger Advisors Trust:		
Wanger International	356	822
Wanger Select	458	580
Wanger USA	529	215

7. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2017			2016		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	103,558	109,721	(6,163)	36,136	37,342	(1,206)
Invesco V.I. Core Equity Fund - Series I Shares	142,690	154,561	(11,871)	108,799	108,306	493
American Funds Insurance Series®:						
Growth Fund - Class 2	85,239	49,463	35,776	47,745	51,222	(3,477)
Growth-Income Fund - Class 2	13,529	7,746	5,783	971	2,608	(1,637)
International Fund - Class 2	15,000	9,057	5,943	1,572	801	771
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	47,830	58,405	(10,575)	29,297	15,822	13,475
Federated Insurance Series:						
Federated Fund for U.S. Government Securities II - Primary Shares	8	1,637	(1,629)	2	20,287	(20,285)
Federated Government Money Fund II - Service Shares	6,619	10,468	(3,849)	20,896	47,360	(26,464)
Federated High Income Bond Fund II - Primary Shares	47,944	41,367	6,577	23,191	66,631	(43,440)
Federated Kaufmann Fund II - Primary Shares	—	12,217	(12,217)	853	9,559	(8,706)
Federated Managed Tail Risk Fund II - Primary Shares	107,325	145,472	(38,147)	35,065	72,512	(37,447)
Federated Managed Volatility Fund II	7,428	25,816	(18,388)	9,647	24,427	(14,780)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	321,689	363,811	(42,122)	45,037	153,142	(108,105)
Fidelity® VIP Growth Portfolio - Initial Class	491,467	490,350	1,117	31,896	108,399	(76,503)
Fidelity® VIP High Income Portfolio - Initial Class	82,970	83,808	(838)	110,315	111,434	(1,119)
Fidelity® VIP Overseas Portfolio - Initial Class	204,826	191,881	12,945	19,900	61,017	(41,117)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	1,003,342	1,058,094	(54,752)	68,109	320,241	(252,132)
Fidelity® VIP Index 500 Portfolio - Initial Class	5,737	46,232	(40,495)	18,628	89,253	(70,625)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	(6)	2,051	(2,057)	1	2,633	(2,632)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	81,988	108,456	(26,468)	29,566	41,258	(11,692)

	Year ended December 31					
	2017			**2016**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	473	473	—	—	—	—
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	80,621	85,520	(4,899)	7,303	19,969	(12,666)
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	267,193	265,477	1,716	582,603	582,501	102
Oppenheimer Global Fund/VA	273	273	—	—	6	(6)
Oppenheimer Main Street Fund®/VA	150,337	151,979	(1,642)	200,603	202,831	(2,228)
Oppenheimer Main Street Small Cap Fund®/VA	43,112	47,860	(4,748)	3,928	28,816	(24,888)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	189,246	210,629	(21,383)	23,972	38,780	(14,808)
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	140,138	212,925	(72,787)	17,537	39,973	(22,436)
Pioneer High Yield VCT Portfolio - Class I	61,960	53,151	8,809	8,214	12,250	(4,036)
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	6,009,963	6,160,962	(150,999)	6,108,093	6,462,561	(354,468)
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	3,230,806	3,735,367	(504,561)	5,086,415	5,578,706	(492,291)
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class A	205	22,411	(22,206)	26,767	4,371	22,396
Voya Global Perspectives® Portfolio - Class I	36,715	13,514	23,201	9,412	6,427	2,985
Voya High Yield Portfolio - Service Class	155,518	133,873	21,645	37,015	47,128	(10,113)
Voya Large Cap Growth Portfolio - Institutional Class	3,237,926	3,705,637	(467,711)	2,810,978	3,589,084	(778,106)
Voya Large Cap Value Portfolio - Institutional Class	478,877	541,768	(62,891)	29,786	109,840	(80,054)
Voya Large Cap Value Portfolio - Service Class	2,802	36,421	(33,619)	7,313	29,642	(22,329)
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	1,591,005	1,628,824	(37,819)	3,609,602	3,676,278	(66,676)
Voya Retirement Conservative Portfolio - Adviser Class	30,177	47,119	(16,942)	54,166	50,346	3,820
Voya Retirement Growth Portfolio - Adviser Class	2,029	77,606	(75,577)	1,390	19,053	(17,663)
Voya Retirement Moderate Growth Portfolio - Adviser Class	2,315	31,587	(29,272)	19,296	27,793	(8,497)
Voya Retirement Moderate Portfolio - Adviser Class	16,226	35,984	(19,758)	2,219	59,606	(57,387)
Voya U.S. Stock Index Portfolio - Service Class	6	924	(918)	8	835	(827)

| | | 2017 | | | 2016 | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	1,754	2,705	(951)	8,227	12,572	(4,345)
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	13,034	34,685	(21,651)	42,191	35,810	6,381
VY® Clarion Global Real Estate Portfolio - Institutional Class	135,647	146,454	(10,807)	17,560	27,448	(9,888)
VY® Clarion Global Real Estate Portfolio - Service Class	2,551	9,609	(7,058)	9,685	13,686	(4,001)
VY® Clarion Real Estate Portfolio - Service Class	186,933	248,635	(61,702)	65,660	65,204	456
VY® FMR® Diversified Mid Cap Portfolio - Institutional Class	9,872,162	10,457,597	(585,435)	1,284,488	1,360,563	(76,075)
VY® FMR® Diversified Mid Cap Portfolio - Service Class	1,943	67,116	(65,173)	11,835	18,123	(6,288)
VY® Franklin Income Portfolio - Service Class	29,677	77,917	(48,240)	29,782	68,352	(38,570)
VY® Invesco Growth and Income Portfolio - Service Class	102,940	95,326	7,614	19,534	21,544	(2,010)
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	9,998	17,931	(7,933)	7,719	26,640	(18,921)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	576,441	502,285	74,156	106,474	144,137	(37,663)
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	10,983	25,775	(14,792)	15,344	46,076	(30,732)
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	62,908	54,658	8,250	6,841	10,015	(3,174)
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	1,377,733	1,321,572	56,161	389,260	279,518	109,742
VY® T. Rowe Price Equity Income Portfolio - Service Class	194,772	205,895	(11,123)	57,960	79,015	(21,055)
VY® T. Rowe Price International Stock Portfolio - Service Class	114,209	108,373	5,836	20,745	38,532	(17,787)
VY® Templeton Global Growth Portfolio - Service Class	4,049	6,838	(2,789)	1,183	1,998	(815)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	6,340,517	6,551,819	(211,302)	23,389,456	23,718,868	(329,412)
Voya Government Money Market Portfolio - Class S	4,215	3,967	248	103,502	103,714	(212)
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Initial Class	1,215,602	1,275,778	(60,176)	1,474,390	1,604,807	(130,417)
Voya Global Bond Portfolio - Service Class	14,264	14,408	(144)	347,637	351,148	(3,511)
Voya Solution 2025 Portfolio - Service Class	423,274	386,075	37,199	57,305	32,709	24,596
Voya Solution 2035 Portfolio - Service Class	657,609	580,616	76,993	71,864	86,959	(15,095)
Voya Solution 2045 Portfolio - Service Class	536,612	475,196	61,416	102,228	24,193	78,035
Voya Solution Income Portfolio - Service Class	205,682	235,066	(29,384)	19,699	53,573	(33,874)
Voya Solution Moderately Aggressive Portfolio - Service Class	4,478	3,747	731	31	3,762	(3,731)
VY® American Century Small-Mid Cap Value Portfolio - Service Class	138,243	142,208	(3,965)	55,309	71,021	(15,712)
VY® Baron Growth Portfolio - Service Class	165,279	160,190	5,089	12,501	72,106	(59,605)

Year ended December 31

Year ended December 31

	2017			2016		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® Columbia Contrarian Core Portfolio - Service Class	59,430	61,962	(2,532)	6,179	53,633	(47,454)
VY® Columbia Small Cap Value II Portfolio - Service Class	27,032	32,190	(5,158)	9,327	27,003	(17,676)
VY® Invesco Comstock Portfolio - Service Class	36,345	38,157	(1,812)	3,610	28,951	(25,341)
VY® Invesco Equity and Income Portfolio - Initial Class	416,910	878,204	(461,294)	58,831	601,766	(542,935)
VY® JPMorgan Mid Cap Value Portfolio - Service Class	140,732	147,500	(6,768)	14,876	24,008	(9,132)
VY® Oppenheimer Global Portfolio - Initial Class	2,362,934	2,649,603	(286,669)	2,006,247	2,495,390	(489,143)
VY® Pioneer High Yield Portfolio - Initial Class	4,397,742	4,501,512	(103,770)	7,014,190	7,074,577	(60,387)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	429,677	618,128	(188,451)	67,647	309,968	(242,321)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	2,712,611	2,766,755	(54,144)	2,267,171	2,476,289	(209,118)
VY® Templeton Foreign Equity Portfolio - Initial Class	1,138,096	1,204,671	(66,575)	1,078,609	1,325,829	(247,220)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	988,972	1,029,632	(40,660)	1,541,273	1,587,725	(46,452)
Voya Strategic Allocation Growth Portfolio - Class I	1,423,193	1,429,320	(6,127)	979,872	1,096,160	(116,288)
Voya Strategic Allocation Moderate Portfolio - Class I	1,595,865	1,636,256	(40,391)	1,705,624	1,727,561	(21,937)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	946,383	956,218	(9,835)	892,306	899,205	(6,899)
Voya Growth and Income Portfolio - Class I	9,223,620	9,760,724	(537,104)	9,477,830	10,306,752	(828,922)
Voya Variable Portfolios, Inc.:						
Voya Emerging Markets Index Portfolio - Class I	72,236	36,680	35,556	16,118	11,976	4,142
Voya Euro STOXX 50® Index Portfolio - Class I	54	814	(760)	4,379	4,502	(123)
Voya Global Equity Portfolio - Class I	222,163	250,967	(28,804)	14,084	76,043	(61,959)
Voya Global Equity Portfolio - Class S	2,231	6,501	(4,270)	334	17,732	(17,398)
Voya Index Plus LargeCap Portfolio - Class I	8,827,205	9,061,779	(234,574)	8,734,642	9,080,648	(346,006)
Voya Index Plus MidCap Portfolio - Class I	288,260	306,158	(17,898)	31,444	66,459	(35,015)
Voya Index Plus SmallCap Portfolio - Class I	195,910	212,303	(16,393)	29,500	44,042	(14,542)
Voya International Index Portfolio - Class I	2,467,970	2,515,115	(47,145)	1,018,681	1,113,903	(95,222)
Voya International Index Portfolio - Class S	899	1	898	1,436	174	1,262
Voya Russell™ Large Cap Growth Index Portfolio - Class I	907,478	1,004,903	(97,425)	570,129	702,628	(132,499)
Voya Russell™ Large Cap Index Portfolio - Class I	1,845,645	1,907,311	(61,666)	2,986,272	3,054,564	(68,292)

Year ended December 31

	2017			2016		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Portfolios, Inc. (continued):						
Voya Russell™ Large Cap Value Index Portfolio - Class I	99,928	422,320	(322,392)	119,003	480,726	(361,723)
Voya Russell™ Large Cap Value Index Portfolio - Class S	39	3,123	(3,084)	2,374	16,895	(14,521)
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	38,147	37,856	291	2,009	8,436	(6,427)
Voya Russell™ Mid Cap Index Portfolio - Class I	94,004	87,325	6,679	17,226	22,040	(4,814)
Voya Russell™ Small Cap Index Portfolio - Class I	74,483	72,871	1,612	8,638	27,661	(19,023)
Voya Small Company Portfolio - Class I	1,037,360	1,091,271	(53,911)	1,024,875	1,107,846	(82,971)
Voya U.S. Bond Index Portfolio - Class I	135,782	113,358	22,424	66,220	66,790	(570)
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	18,876,922	18,110,637	766,285	25,393	75,452	(50,059)
Voya MidCap Opportunities Portfolio - Class S	7,181	25,095	(17,914)	19,717	19,976	(259)
Voya SmallCap Opportunities Portfolio - Class I	124,123	118,651	5,472	37,051	28,052	8,999
Voya SmallCap Opportunities Portfolio - Class S	8,658	19,313	(10,655)	22,264	11,353	10,911
Wanger Advisors Trust:						
Wanger International	180,420	215,000	(34,580)	40,295	45,039	(4,744)
Wanger Select	104,040	119,391	(15,351)	12,514	32,467	(19,953)
Wanger USA	58,699	54,421	4,278	7,681	11,692	(4,011)

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2017, 2016, 2015, 2014, and 2013, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. American Franchise Fund - Series I Shares													
2017		11	$19.12	to	$75.07	$647	—	0.10%	to	1.25%	25.71%	to	27.22%
2016		18	$15.21	to	$59.01	$886	—	0.10%	to	1.50%	1.00%	to	2.16%
2015		19	$15.06	to	$57.76	$928	—	0.10%	to	1.25%	3.70%	to	4.90%
2014		19	$14.52	to	$55.06	$906	—	0.10%	to	1.25%	7.08%	to	7.67%
2013		19	$13.56	to	$50.53	$791	0.40%	0.70%	to	1.25%	38.37%	to	39.16%
Invesco V.I. Core Equity Fund - Series I Shares													
2017		77	$16.44	to	$27.62	$1,461	0.99%	0.10%	to	1.50%	11.46%	to	13.07%
2016		89	$14.75	to	$24.63	$1,489	0.77%	0.10%	to	1.50%	8.62%	to	10.16%
2015		88	$13.58	to	$22.55	$1,370	1.11%	0.10%	to	1.50%	-7.18%	to	-5.88%
2014		101	$14.63	to	$24.16	$1,700	0.85%	0.10%	to	1.50%	6.55%	to	7.76%
2013		118	$13.73	to	$22.56	$1,831	1.41%	0.35%	to	1.50%	27.37%	to	28.82%
Growth Fund - Class 2													
2017		44	$15.75	to	$16.43	$713	0.69%	0.10%	to	1.25%	26.71%	to	28.16%
2016		8	$12.43	to	$12.82	$100	0.56%	0.10%	to	1.25%	8.09%	to	9.39%
2015		11	$11.50	to	$11.72	$134	0.89%	0.10%	to	1.25%	5.50%	to	6.74%
2014	12/29/2014	8	$10.90	to	$10.98	90	(a)	0.10%	to	1.25%		(a)	
2013		(a)		(a)		(a)	(a)		(a)			(a)	
Growth-Income Fund - Class 2													
2017		9	$32.45			$295	1.88%		0.10%			22.27%	
2016		3	$26.54			$88	1.20%		0.10%			11.42%	
2015		5	$23.82			$118	1.63%		0.10%			1.36%	
2014		5	$23.50			$128	0.00%		0.10%			—	
2013		5	$20.54			$96	1.96%		0.75%			32.52%	

95

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
International Fund - Class 2													
2017		9			$22.07	$203	1.56%			0.10%			32.00%
2016		3			$16.72	$54	1.79%			0.10%			3.47%
2015		2			$16.16	$40	2.82%			0.10%			-4.66%
2014		2			$16.95	$31	—			0.10%			—
2013		1			$16.83	$22	—			0.75%			20.73%
Calvert VP SRI Balanced Portfolio													
2017		59	$17.79	to	$41.46	$1,519	1.98%	0.10%	to	1.40%	10.44%	to	11.88%
2016		70	$15.68	to	$37.30	$1,605	2.26%	0.10%	to	1.50%	6.24%	to	7.80%
2015		56	$14.64	to	$34.84	$983	0.09%	0.10%	to	1.50%	-3.65%	to	-2.29%
2014		68	$15.07	to	$35.89	$1,232	1.75%	0.10%	to	1.50%	7.98%	to	8.81%
2013		48	$13.85	to	$33.00	$936	1.00%	0.70%	to	1.50%	16.35%	to	17.17%
Federated Fund for U.S. Government Securities II - Primary Shares													
2017		8			$19.95	$156	2.28%			1.40%			0.50%
2016		9			$19.85	$188	3.51%			1.40%			0.20%
2015		30			$19.81	$589	2.79%			1.40%			-0.90%
2014		35			$19.99	$701	2.84%			1.40%			3.15%
2013		40			$19.38	$779	3.50%			1.40%			-3.44%
Federated Government Money Fund II - Service Shares													
2017		40	$9.09	to	$12.13	$484	—	1.25%	to	1.40%	-1.06%	to	-0.98%
2016		44	$9.18	to	$12.26	$537	—	1.25%	to	1.40%	-1.37%	to	-1.29%
2015		70	$9.30	to	$12.43	$873	—	1.25%	to	1.40%	-1.43%	to	-1.17%
2014		79	$9.41	to	$12.61	$998	—	1.25%	to	1.40%	-1.41%	to	-1.26%
2013		85	$9.53	to	$12.79	$1,080	—	1.25%	to	1.40%	-1.39%	to	-1.24%
Federated High Income Bond Fund II - Primary Shares													
2017		71	$11.25	to	$36.89	$1,806	6.73%	0.10%	to	1.50%	5.44%	to	6.77%
2016		65	$10.74	to	$34.93	$1,822	7.69%	0.10%	to	1.40%	13.22%	to	14.02%
2015		108	$9.44	to	$30.81	$3,031	6.03%	0.70%	to	1.50%	-3.97%	to	-3.76%
2014		120	$9.83	to	$32.02	$3,632	6.08%	1.25%	to	1.50%	1.27%	to	1.39%
2013		127	$30.71	to	$31.58	$3,906	6.90%	1.25%	to	1.40%	5.50%	to	5.65%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| Fund | Units | Unit Fair Value | Net Assets | Investment | Expense Ratio[C] | Total Return[D] |
Inception Date[A]	(000's)	(lowest to highest)	(000's)	Income Ratio[B]	(lowest to highest)	(lowest to highest)
Federated Kaufmann Fund II - Primary Shares						
2017	46	$24.48	$1,118	—	1.40%	26.58%
2016	58	$19.34	$1,119	—	1.40%	2.22%
2015	67	$18.92	$1,260	—	1.40%	4.88%
2014	96	$18.04	$1,734	—	1.40%	8.15%
2013	116	$16.68	$1,940	—	1.40%	38.19%
Federated Managed Tail Risk Fund II - Primary Shares						
2017	146	$11.85 to $12.70	$1,855	1.65%	1.25% to 1.40%	9.39% to 9.62%
2016	184	$10.81 to $11.61	$2,137	1.77%	1.25% to 1.40%	-5.38% to -5.26%
2015	222	$11.41 to $12.27	$2,722	1.79%	1.25% to 1.40%	-7.74% to -7.61%
2014	282	$12.35 to $13.30	$3,751	1.77%	1.25% to 1.40%	-2.35% to -2.22%
2013	354	$12.63 to $13.62	$4,813	1.03%	1.25% to 1.40%	14.84% to 15.03%
Federated Managed Volatility Fund II						
2017	53	$29.81 to $30.83	$1,566	4.04%	1.25% to 1.40%	16.49% to 16.65%
2016	71	$25.59 to $26.43	$1,816	4.80%	1.25% to 1.40%	6.18% to 6.32%
2015	86	$24.10 to $24.86	$2,066	4.54%	1.25% to 1.40%	-8.85% to -8.70%
2014	99	$26.44 to $27.23	$2,607	3.29%	1.25% to 1.40%	2.44% to 2.60%
2013	113	$25.81 to $26.54	$2,920	2.94%	1.25% to 1.40%	20.05% to 20.25%
Fidelity® VIP Equity-Income Portfolio - Initial Class						
2017	317	$20.44 to $47.49	$9,804	1.69%	0.10% to 1.50%	11.20% to 12.81%
2016	360	$18.23 to $42.38	$10,017	2.06%	0.10% to 1.50%	16.25% to 17.92%
2015	468	$15.56 to $36.18	$11,270	1.27%	0.10% to 1.50%	-5.39% to -4.11%
2014	2,027	$16.31 to $40.39	$53,810	2.71%	0.10% to 1.75%	6.78% to 8.35%
2013	2,355	$15.11 to $37.68	$58,115	2.50%	0.35% to 1.75%	25.92% to 27.71%
Fidelity® VIP Growth Portfolio - Initial Class						
2017	433	$23.90 to $50.11	$14,072	0.22%	0.10% to 1.50%	33.15% to 35.05%
2016	432	$17.81 to $37.36	$10,441	0.04%	0.10% to 1.50%	-0.71% to 0.70%
2015	509	$17.79 to $37.34	$12,603	0.25%	0.10% to 1.50%	5.60% to 7.04%
2014	595	$16.72 to $35.11	$13,536	0.20%	0.10% to 1.50%	9.65% to 10.93%
2013	557	$15.13 to $31.78	$11,910	0.29%	0.35% to 1.50%	34.31% to 35.85%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP High Income Portfolio - Initial Class													
2017		9	$17.46	to	$21.01	$158	5.24%	0.80%	to	1.25%	5.56%	to	6.06%
2016		9	$16.54	to	$19.81	$165	5.17%	0.80%	to	1.25%	13.21%	to	13.72%
2015		11	$14.61	to	$17.42	$163	6.84%	0.80%	to	1.25%	-4.82%	to	-4.39%
2014		12	$15.35	to	$18.22	$188	5.49%	0.80%	to	1.25%	-0.13%	to	0.33%
2013		13	$15.37	to	$18.16	$213	5.32%	0.80%	to	1.25%	4.63%	to	5.09%
Fidelity® VIP Overseas Portfolio - Initial Class													
2017		175	$13.62	to	$29.20	$3,436	1.57%	0.10%	to	1.50%	28.34%	to	30.19%
2016		162	$10.53	to	$22.58	$2,353	1.29%	0.10%	to	1.50%	-6.47%	to	-5.20%
2015		204	$11.17	to	$23.97	$3,092	1.30%	0.10%	to	1.50%	2.07%	to	3.53%
2014		230	$10.85	to	$23.30	$3,390	1.29%	0.10%	to	1.50%	-9.42%	to	-8.40%
2013		260	$11.89	to	$25.54	$4,196	1.33%	0.35%	to	1.50%	28.51%	to	29.95%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
2017		986	$22.75	to	$73.79	$36,495	1.00%	0.10%	to	1.50%	20.07%	to	21.73%
2016		1,041	$18.80	to	$61.00	$32,434	0.72%	0.10%	to	1.50%	6.41%	to	7.93%
2015		1,293	$17.53	to	$56.91	$38,170	1.03%	0.10%	to	1.50%	-0.83%	to	0.55%
2014		1,459	$17.53	to	$56.95	$42,294	0.91%	0.10%	to	1.50%	10.28%	to	11.54%
2013		1,581	$15.77	to	$51.26	$44,181	0.59%	0.35%	to	1.50%	29.34%	to	30.84%
Fidelity® VIP Index 500 Portfolio - Initial Class													
2017		384	$45.48	to	$53.06	$20,011	1.77%	1.25%	to	1.40%	20.02%	to	20.19%
2016		425	$37.84	to	$44.21	$18,448	1.37%	1.25%	to	1.40%	10.30%	to	10.48%
2015		496	$34.25	to	$40.08	$19,508	1.98%	1.25%	to	1.40%	-0.10%	to	0.06%
2014		534	$34.23	to	$40.12	$21,031	1.53%	1.25%	to	1.40%	12.00%	to	12.16%
2013		633	$30.52	to	$35.82	$22,227	1.87%	1.25%	to	1.40%	30.40%	to	30.59%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class													
2017		17	$23.73			$410	2.33%	1.40%			2.77%		
2016		19	$23.09			$446	2.27%	1.40%			3.26%		
2015		22	$22.36			$491	2.53%	1.40%			-1.97%		
2014		24	$22.81			$536	2.15%	1.40%			4.35%		
2013		27	$21.86			$582	2.17%	1.40%			-3.15%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Franklin Small Cap Value VIP Fund - Class 2													
2017		69	$22.80	to	$38.96	$2,097	0.48%	0.10%	to	1.50%	8.99%	to	10.53%
2016		96	$20.75	to	$35.47	$2,745	0.81%	0.10%	to	1.50%	28.26%	to	30.05%
2015		107	$16.05	to	$27.45	$2,294	0.60%	0.10%	to	1.50%	-8.78%	to	-7.46%
2014		125	$17.45	to	$29.86	$2,999	0.59%	0.10%	to	1.50%	-0.92%	to	-0.11%
2013		133	$17.47	to	$29.92	$3,461	1.34%	0.70%	to	1.50%	34.24%	to	35.26%
Janus Henderson Balanced Portfolio - Institutional Shares													
2017		—		$21.65		$10	1.62%		1.00%			17.22%	
2016		—		$18.47		$9	2.19%		1.00%			3.59%	
2015		—		$17.83		$8	—		1.00%			-0.39%	
2014		—		$17.90		$8	—		1.00%			7.44%	
2013		—		$16.66		$8	—		1.00%			—	
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC													
2017		74	$20.57	to	$26.08	$1,720	0.60%	0.10%	to	1.50%	5.25%	to	6.73%
2016		79	$19.39	to	$24.59	$1,735	0.47%	0.10%	to	1.50%	14.66%	to	16.28%
2015		92	$16.77	to	$24.42	$1,746	0.58%	0.10%	to	1.50%	-5.21%	to	-3.87%
2014		103	$17.55	to	$25.62	$2,038	0.44%	0.10%	to	1.50%	9.87%	to	11.11%
2013		111	$15.85	to	$23.19	$2,031	0.41%	0.35%	to	1.50%	28.34%	to	29.91%
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2017		8	$19.75	to	$25.74	$179	—	0.80%	to	1.25%	27.17%	to	27.74%
2016		7	$15.53	to	$20.15	$115	—	0.80%	to	1.25%	1.04%	to	1.51%
2015		7	$15.37	to	$19.85	$114	—	0.80%	to	1.25%	5.27%	to	5.75%
2014		12	$14.60	to	$18.77	$193	—	0.80%	to	1.25%	4.51%	to	4.98%
2013		29	$13.97	to	$17.88	$426	—	0.80%	to	1.25%	34.20%	to	34.84%
Oppenheimer Global Fund/VA													
2017		—		$22.31		$6	0.94%		1.00%			35.29%	
2016		—		$16.49		$5	1.00%		1.00%			-0.90%	
2015		—		$16.64		$5	—		1.00%			2.91%	
2014		1		$16.17		$23	—		1.00%			1.25%	
2013		1		$15.97		$23	—		1.00%			—	

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Main Street Fund®/VA													
2017		14	$20.64	to	$25.29	$313	1.27%	0.80%	to	1.25%	15.44%	to	15.96%
2016		16	$17.88	to	$21.81	$302	1.11%	0.80%	to	1.25%	10.23%	to	10.71%
2015		18	$16.22	to	$19.70	$314	0.92%	0.80%	to	1.25%	2.01%	to	2.55%
2014		20	$15.90	to	$19.21	$338	0.89%	0.80%	to	1.25%	9.35%	to	9.77%
2013		22	$14.54	to	$17.50	$337	0.96%	0.80%	to	1.25%	30.17%	to	30.69%
Oppenheimer Main Street Small Cap Fund®/VA													
2017		35	$25.18	to	$29.69	$993	0.89%	0.10%	to	1.25%	12.74%	to	14.05%
2016		40	$22.21	to	$26.21	$996	0.43%	0.10%	to	1.25%	16.60%	to	17.92%
2015		65	$18.95	to	$22.37	$1,352	0.92%	0.10%	to	1.25%	-7.06%	to	-5.99%
2014		55	$20.28	to	$23.95	$1251	0.79%	0.10%	to	1.50%	10.25%	to	11.18%
2013		50	$18.24	to	$21.55	$1,033	1.00%	0.70%	to	1.50%	38.93%	to	39.98%
PIMCO Real Return Portfolio - Administrative Class													
2017		147	$12.99	to	$16.01	$2,115	2.41%	0.10%	to	1.25%	2.33%	to	3.52%
2016		168	$12.62	to	$15.56	$2,374	2.29%	0.10%	to	1.25%	3.91%	to	5.12%
2015		183	$12.08	to	$14.91	$2,482	3.90%	0.10%	to	1.50%	-4.14%	to	-2.83%
2014		211	$12.51	to	$15.44	$3,002	1.49%	0.10%	to	1.50%	1.57%	to	2.37%
2013		255	$12.22	to	$15.09	$3,588	1.07%	0.70%	to	1.50%	-10.58%	to	-9.82%
Pioneer High Yield VCT Portfolio - Class I													
2017		41	$17.99	to	$20.90	$795	4.86%	0.10%	to	1.50%	5.60%	to	7.11%
2016		33	$16.89	to	$19.63	$581	5.13%	0.10%	to	1.50%	12.48%	to	14.12%
2015		37	$14.89	to	$17.32	$584	4.72%	0.10%	to	1.50%	-5.37%	to	-4.05%
2014		69	$15.61	to	$18.16	$1,154	5.26%	0.10%	to	1.50%	-1.41%	to	-0.57%
2013		37	$15.70	to	$18.28	$634	5.55%	0.70%	to	1.50%	10.38%	to	11.27%
Voya Balanced Portfolio - Class I													
2017		1561	$14.48	to	$60.83	$56,439	2.61%	0.10%	to	2.25%	12.16%	to	14.64%
2016		1712	$12.91	to	$53.52	$54,205	1.78%	0.10%	to	2.25%	5.47%	to	7.68%
2015		2066	$12.24	to	$50.11	$58,918	1.99%	0.10%	to	2.25%	-4.08%	to	-1.92%
2014		2364	$12.76	to	$51.54	$68,867	1.64%	0.10%	to	2.25%	3.82%	to	5.46%
2013		2686	$12.29	to	$48.98	$74,157	2.12%	0.35%	to	2.25%	14.11%	to	16.24%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Intermediate Bond Portfolio - Class I													
2017		3,660	$9.97	to	$115.70	$83,897	3.37%	0.10%	to	2.25%	2.69%	to	4.96%
2016		4,164	$14.31	to	$111.36	$91,044	2.32%	0.10%	to	2.25%	1.98%	to	4.20%
2015		4,656	$13.81	to	$107.92	$98,386	3.45%	0.10%	to	2.25%	-1.63%	to	0.48%
2014		4,837	$13.83	to	$108.47	$103,349	3.22%	0.10%	to	2.25%	4.32%	to	6.30%
2013		5,191	$13.05	to	$102.81	$105,513	3.30%	0.35%	to	2.25%	-2.36%	to	-0.45%
Voya Global Perspectives® Portfolio - Class A													
2017		15	$11.77	to	$11.98	$173	1.90%	0.95%	to	1.40%	13.06%	to	13.55%
2016		37	$10.41	to	$10.55	$385	3.35%	0.95%	to	1.40%	4.94%	to	5.50%
2015		14	$9.92	to	$10.00	$143	2.46%	0.95%	to	1.40%	-4.98%	to	-4.58%
2014	2/28/2014	17	$10.44	to	$10.48	$182	(a)	0.95%	to	1.40%			(a)
2013		(a)		(a)		(a)	(a)		(a)				(a)
Voya Global Perspectives® Portfolio - Class I													
2017		30	$11.79	to	$12.10	$368	0.98%	0.10%	to	0.80%	14.02%	to	14.91%
2016		7	$10.21	to	$10.53	$76	2.84%	0.10%	to	1.25%		6.69%	
2015		4	9.87			$42	2.11%	0.10%			-3.42%		
2014	11/3/2014	5	$10.13	to	$10.22	$53	(a)	0.10%	to	1.50%			(a)
2013		(a)		(a)		(a)	(a)		(a)				(a)
Voya High Yield Portfolio - Service Class													
2017		212	$19.46	to	$21.61	$4,333	6.60%	0.10%	to	1.40%	4.72%	to	6.10%
2016		191	$18.45	to	$20.50	$3,679	6.41%	0.10%	to	1.40%	12.99%	to	14.50%
2015		201	$16.21	to	$18.03	$3,420	5.41%	0.10%	to	1.40%	-3.38%	to	-2.13%
2014		250	$16.66	to	$18.53	$4,416	6.35%	0.10%	to	1.40%	-0.23%	to	0.48%
2013		250	$16.58	to	$18.46	$4,441	5.97%	0.70%	to	1.40%	4.11%	to	4.87%
Voya Large Cap Growth Portfolio - Institutional Class													
2017		3945	$23.66	to	$36.89	$127,168	0.64%	0.10%	to	1.90%	27.27%	to	29.61%
2016		4413	$18.51	to	$28.70	$110,998	0.55%	0.10%	to	1.90%	1.99%	to	3.85%
2015		5191	$18.07	to	$27.87	$127,018	0.56%	0.10%	to	1.90%	4.36%	to	6.27%
2014		5880	$17.24	to	$26.45	$137,277	0.43%	0.10%	to	1.90%	11.48%	to	13.20%
2013		5464	$15.41	to	$23.50	$115,292	0.76%	0.35%	to	1.90%	28.67%	to	30.56%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya Large Cap Value Portfolio - Institutional Class						
2017	432	$15.51 to $21.87	$7,848	2.39%	0.10% to 1.50%	11.82% to 13.43%
2016	495	$13.87 to $19.28	$7,923	2.29%	0.10% to 1.50%	12.22% to 13.75%
2015	575	$12.36 to $16.95	$8,185	1.74%	0.10% to 1.50%	-5.86% to -4.56%
2014	709	$13.13 to $17.76	$10,688	2.16%	0.10% to 1.50%	8.42% to 9.69%
2013	571	$12.11 to $16.05	$7,884	2.04%	0.35% to 1.50%	28.97% to 30.46%
Voya Large Cap Value Portfolio - Service Class						
2017	118	$18.57 to $19.16	$2,230	2.03%	0.95% to 1.40%	11.67% to 12.11%
2016	152	$16.63 to $17.09	$2,561	2.08%	0.95% to 1.40%	11.99% to 12.51%
2015	174	$14.59 to $15.19	$2,617	2.14%	0.95% to 1.75%	-6.35% to -5.53%
2014	88	$15.80 to $16.08	$1,401	1.60%	0.95% to 1.40%	8.22% to 8.65%
2013	134	$14.60 to $14.80	$1,976	1.76%	0.95% to 1.40%	28.86% to 29.37%
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class						
2017	329	$19.30 to $24.11	$7,614	1.07%	0.10% to 2.25%	19.06% to 21.62%
2016	367	$16.21 to $20.00	$7,064	2.12%	0.10% to 2.25%	6.36% to 8.66%
2015	433	$15.24 to $18.56	$7,762	0.96%	0.10% to 2.25%	-2.56% to -0.41%
2014	500	$15.18 to $18.80	$9,091	1.21%	0.10% to 2.25%	12.76% to 14.41%
2013	580	$13.62 to $16.46	$9,272	0.96%	0.75% to 2.25%	27.72% to 29.79%
Voya Retirement Conservative Portfolio - Adviser Class						
2017	211	$12.28 to $12.70	$2,634	1.33%	0.95% to 1.45%	6.21% to 6.72%
2016	228	$11.56 to $11.90	$2,671	1.46%	0.95% to 1.45%	3.12% to 3.66%
2015	224	$11.21 to $11.48	$2,542	1.55%	0.95% to 1.45%	-2.26% to -1.71%
2014	258	$11.49 to $11.68	$2,993	2.87%	0.95% to 1.40%	4.45% to 4.85%
2013	316	$11.00 to $11.14	$3,496	3.65%	0.95% to 1.40%	2.90% to 3.44%
Voya Retirement Growth Portfolio - Adviser Class						
2017	216	$14.63 to $16.60	$3,476	1.56%	0.95% to 1.40%	15.02% to 15.60%
2016	291	$12.72 to $14.36	$4,078	2.18%	0.95% to 1.40%	5.82% to 6.29%
2015	309	$12.02 to $13.51	$4,082	1.73%	0.95% to 1.40%	-3.46% to -2.95%
2014	329	$12.44 to $13.92	$4,491	1.51%	0.95% to 1.40%	3.84% to 4.27%
2013	395	$11.98 to $13.35	$5,195	1.97%	0.95% to 1.40%	16.98% to 17.52%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Retirement Moderate Growth Portfolio - Adviser Class													
	2017	208	$14.17	to	$16.31	$3,250	1.84%	0.95%	to	1.45%	12.84%	to	13.50%
	2016	237	$12.55	to	$14.37	$3,289	2.13%	0.95%	to	1.45%	5.30%	to	5.82%
	2015	245	$11.91	to	$13.58	$3,257	1.56%	0.95%	to	1.45%	-3.02%	to	-2.58%
	2014	269	$12.28	to	$13.94	$3,679	1.65%	0.95%	to	1.40%	4.21%	to	4.73%
	2013	331	$11.78	to	$13.31	$4,340	2.12%	0.95%	to	1.40%	14.04%	to	14.64%
Voya Retirement Moderate Portfolio - Adviser Class													
	2017	264	$13.18	to	$15.21	$3,924	1.66%	0.95%	to	1.40%	10.23%	to	10.78%
	2016	283	$11.95	to	$13.73	$3,805	1.93%	0.95%	to	1.40%	4.24%	to	4.81%
	2015	341	$11.46	to	$13.10	$4,363	0.85%	0.95%	to	1.40%	-2.96%	to	-2.53%
	2014	398	$11.81	to	$13.44	$5,251	2.90%	0.95%	to	1.40%	3.72%	to	4.27%
	2013	453	$11.38	to	$12.89	$5,774	2.71%	0.95%	to	1.40%	8.48%	to	8.96%
Voya U.S. Stock Index Portfolio - Service Class													
	2017	3			26.36	$68	1.38%			0.75%			20.31%
	2016	4			21.91	$77	1.67%			0.75%			10.49%
	2015	4			19.83	$86	1.16%			0.75%			0.15%
	2014	4			19.8	$87	1.18%			0.75%			12.24%
	2013	5			17.64	$82	1.32%			0.75%			30.76%
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class													
	2017	23			$11.81	$269	1.58%			0.75%			1.90%
	2016	24			$11.59	$275	0.00%			0.75%			3.21%
	2015	28			$11.23	$315	1.25%			0.75%			-3.11%
	2014	28			$11.59	$325	1.54%			0.75%			2.02%
	2013	29			$11.36	$325	—			0.75%			-9.19%
VY® BlackRock Inflation Protected Bond Portfolio - Service Class													
	2017	175	$10.09	to	$10.40	$1,785	1.23%	0.95%	to	1.40%	1.00%	to	1.46%
	2016	197	$9.99	to	$10.25	$1,983	—	0.95%	to	1.40%	2.25%	to	2.71%
	2015	190	$9.77	to	$9.98	$1,874	1.28%	0.95%	to	1.40%	-4.03%	to	-3.57%
	2014	214	$10.18	to	$10.35	$2,195	1.28%	0.95%	to	1.40%	1.09%	to	1.57%
	2013	277	$10.07	to	$10.19	$2,803	—	0.95%	to	1.40%	-9.93%	to	-9.58%

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
VY® Clarion Global Real Estate Portfolio - Institutional Class						
2017	118	$14.55 to $16.29	$1,816	3.72%	0.10% to 1.25%	9.40% to 10.67%
2016	129	$13.30 to $14.72	$1,795	1.36%	0.10% to 1.25%	-0.37% to 0.82%
2015	139	$13.35 to $14.60	$1,926	3.00%	0.10% to 1.25%	-2.63% to -1.55%
2014	156	$13.71 to $14.83	$2,211	1.34%	0.10% to 1.25%	12.65% to 13.32%
2013	146	$12.17 to $12.54	$1,815	5.80%	0.70% to 1.25%	2.61% to 3.21%
VY® Clarion Global Real Estate Portfolio - Service Class						
2017	43	$15.10 to $15.92	$668	3.32%	0.95% to 1.40%	8.95% to 9.42%
2016	50	$13.86 to $14.55	$714	1.17%	0.95% to 1.40%	-0.79% to -0.34%
2015	54	$13.97 to $14.60	$774	3.06%	0.95% to 1.40%	-3.05% to -2.60%
2014	67	$14.41 to $14.99	$988	1.13%	0.95% to 1.40%	12.31% to 12.79%
2013	86	$12.83 to $13.29	$1,129	5.39%	0.95% to 1.40%	2.23% to 2.70%
VY® Clarion Real Estate Portfolio - Service Class						
2017	164	$17.84 to $21.14	$3,308	1.96%	0.10% to 1.25%	3.84% to 5.07%
2016	226	$17.18 to $20.12	$4,327	1.49%	0.10% to 1.25%	2.94% to 4.14%
2015	225	$16.29 to $19.32	$4,168	1.24%	0.10% to 1.50%	1.43% to 2.82%
2014	255	$16.06 to $18.79	$4,564	1.16%	0.10% to 1.50%	28.20% to 28.98%
2013	202	$12.80 to $14.39	$2,704	1.36%	0.70% to 1.25%	0.79% to 1.31%
VY® Franklin Income Portfolio - Service Class						
2017	294	$14.17 to $17.75	$4,851	4.49%	0.95% to 1.40%	8.79% to 9.30%
2016	342	$13.02 to $16.24	$5,178	6.48%	0.95% to 1.40%	14.01% to 14.61%
2015	381	$11.42 to $14.17	$5,050	4.70%	0.95% to 1.40%	-7.69% to -7.26%
2014	432	$12.37 to $15.28	$6,191	3.74%	0.95% to 1.75%	3.19% to 4.02%
2013	431	$11.95 to $14.69	$6,040	5.17%	0.95% to 1.75%	12.64% to 13.52%
VY® Invesco Growth and Income Portfolio - Service Class						
2017	62	$22.32 to $24.95	$1,449	2.25%	0.10% to 1.25%	12.44% to 13.80%
2016	54	$19.74 to $22.07	$1,125	1.92%	0.10% to 1.50%	18.18% to 19.80%
2015	56	$16.58 to $18.54	$978	3.27%	0.10% to 1.50%	-4.41% to -3.06%
2014	58	$17.20 to $19.24	$1,041	1.23%	0.10% to 1.50%	8.48% to 9.35%
2013	65	$15.73 to $17.61	$1,080	1.55%	0.70% to 1.50%	31.89% to 32.97%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class						
2017	84	$22.75 to $23.17	$1,904	0.70%	1.25% to 1.40%	41.39% to 41.54%
2016	91	$16.09 to $16.36	$1,475	1.57%	1.25% to 1.40%	11.66% to 11.83%
2015	110	$14.41 to $14.63	$1,593	1.52%	1.25% to 1.40%	-16.75% to -16.64%
2014	136	$17.31 to $17.55	$2,362	0.90%	1.25% to 1.40%	-0.29% to -0.11%
2013	294	$13.41 to $17.57	$4,523	1.10%	0.95% to 1.40%	-6.82% to -6.40%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class						
2017	569	$14.34 to $29.28	$10,098	0.45%	0.10% to 1.50%	40.90% to 42.79%
2016	495	$10.10 to $20.63	$6,373	1.15%	0.10% to 1.50%	11.24% to 12.90%
2015	532	$9.00 to $18.40	$6,190	1.23%	0.10% to 1.50%	-17.04% to -15.91%
2014	563	$10.77 to $22.02	$7,745	1.04%	0.10% to 1.50%	-0.58% to 0.28%
2013	349	$10.74 to $21.98	$6,281	0.79%	0.70% to 1.50%	-7.12% to -6.45%
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class						
2017	95	$20.07 to $32.51	$2,657	0.68%	0.95% to 1.40%	14.23% to 14.75%
2016	110	$17.56 to $28.33	$2,720	0.70%	0.95% to 1.40%	20.19% to 20.76%
2015	141	$14.61 to $23.46	$2,711	0.51%	0.95% to 1.40%	-4.82% to -4.36%
2014	150	$15.35 to $24.53	$3,194	0.57%	0.95% to 1.40%	7.07% to 7.59%
2013	157	$14.33 to $22.80	$3,107	0.94%	0.95% to 1.75%	36.92% to 38.01%
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class						
2017	52	$26.63 to $32.03	$1,540	0.43%	0.10% to 1.25%	14.12% to 15.40%
2016	44	$23.20 to $27.93	$1,130	0.46%	0.10% to 1.25%	20.05% to 21.49%
2015	47	$19.22 to $23.14	$998	0.19%	0.10% to 1.50%	-5.11% to -3.76%
2014	48	$20.09 to $24.21	$1,091	0.33%	0.10% to 1.50%	7.01% to 7.61%
2013	35	$18.67 to $22.51	$749	0.84%	0.70% to 1.25%	37.17% to 37.99%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class						
2017	1683	$18.08 to $27.92	$39,208	1.25%	0.10% to 1.50%	13.40% to 14.97%
2016	1626	$15.94 to $24.44	$33,131	1.39%	0.10% to 1.50%	6.47% to 7.90%
2015	1516	$14.97 to $22.79	$29,174	1.33%	0.10% to 1.50%	3.65% to 5.14%
2014	1428	$14.43 to $21.82	$26,434	1.35%	0.10% to 1.50%	10.49% to 11.35%
2013	1301	$13.06 to $19.60	$22,726	1.17%	0.70% to 1.50%	20.31% to 21.33%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
VY® T. Rowe Price Equity Income Portfolio - Service Class						
2017	263	$18.74 to $30.99	$6,132	2.07%	0.10% to 1.40%	14.62% to 16.09%
2016	274	$16.35 to $26.86	$5,532	2.19%	0.10% to 1.50%	17.01% to 18.66%
2015	295	$13.96 to $22.79	$5,095	2.04%	0.10% to 1.50%	-8.28% to -6.97%
2014	319	$15.21 to $24.66	$5,965	1.78%	0.10% to 1.50%	5.86% to 6.68%
2013	383	$14.36 to $23.12	$6,855	1.71%	0.70% to 1.50%	27.82% to 28.88%
VY® T. Rowe Price International Stock Portfolio - Service Class						
2017	169	$13.25 to $20.47	$2,702	1.17%	0.10% to 1.40%	26.07% to 27.77%
2016	164	$10.51 to $16.13	$2,111	1.39%	0.10% to 1.40%	0.47% to 1.82%
2015	181	$10.46 to $15.95	$2,301	0.98%	0.10% to 1.40%	-2.37% to -1.08%
2014	199	$10.64 to $16.22	$2,586	1.12%	0.10% to 1.45%	-2.57% to -1.85%
2013	232	$10.84 to $16.53	$3,113	1.02%	0.70% to 1.45%	12.69% to 13.63%
VY® Templeton Global Growth Portfolio - Service Class						
2017	26	$14.81 to $15.62	$390	1.52%	0.95% to 1.40%	16.61% to 17.09%
2016	28	$12.70 to $13.34	$371	3.55%	0.95% to 1.40%	9.29% to 9.88%
2015	29	$11.62 to $12.14	$348	2.99%	0.95% to 1.40%	-8.86% to -8.45%
2014	35	$12.75 to $13.26	$456	1.38%	0.95% to 1.40%	-4.14% to -3.70%
2013	41	$13.30 to $13.77	$562	1.32%	0.95% to 1.40%	28.88% to 29.42%
Voya Government Money Market Portfolio - Class I						
2017	2,734	$9.32 to $15.57	$33,570	0.57%	0.10% to 1.90%	-1.27% to 0.49%
2016	2,945	$9.44 to $15.59	$36,520	0.08%	0.10% to 1.90%	-1.77% to 0.10%
2015	3,275	$9.61 to $15.68	$41,143	—	0.10% to 1.90%	-1.84% to -0.10%
2014	3,740	$9.71 to $15.80	$47,372	—	0.10% to 1.90%	-1.90% to -0.40%
2013	4,149	$9.77 to $15.92	$52,709	—	0.35% to 1.90%	-1.74% to -0.30%
Voya Government Money Market Portfolio - Class S						
2017	5	9.46	$44	0.44%	0.75%	-0.32%
2016	4	9.49	$42	—	0.75%	-0.63%
2015	5	9.55	$44	—	0.75%	-0.73%
2014	5	9.62	$45	—	0.75%	-0.82%
2013	8	9.7	$77	—	0.75%	-0.72%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Global Bond Portfolio - Initial Class												
2017	1,179	$12.96	to	$15.59	$17,251	2.53%	0.10%	to	2.25%	7.20%	to	9.56%
2016	1,239	$12.09	to	$14.32	$16,720	1.77%	0.10%	to	2.25%	3.96%	to	6.19%
2015	1,370	$11.53	to	$13.58	$17,581	—	0.10%	to	2.25%	-6.44%	to	-4.42%
2014	1,659	$12.13	to	$14.31	$22,507	0.82%	0.10%	to	2.25%		-1.82%	
2013	1,927	$12.17	to	$14.37	$26,454	2.03%	0.35%	to	2.25%	-6.15%	to	-4.31%
Voya Global Bond Portfolio - Service Class												
2017	2	14.17			$23	2.33%	1.25%				7.92%	
2016	2	13.13			$23	0.84%	1.25%				4.70%	
2015	5	12.54			$66	—	1.25%				-5.64%	
2014	6	13.29			$79	—	1.25%				-1.12%	
2013	7	13.44			$95	1.72%	1.25%				-5.49%	
Voya Solution 2025 Portfolio - Service Class												
2017	332	$16.44	to	$18.37	$5,600	1.86%	0.35%	to	1.50%	13.61%	to	14.83%
2016	295	$14.36	to	$16.05	$4,353	2.02%	0.35%	to	1.50%	4.26%	to	5.55%
2015	270	$13.65	to	$15.27	$3,800	3.40%	0.10%	to	1.50%	-1.54%	to	-0.43%
2014	276	$13.76	to	$15.40	$3,909	2.12%	0.35%	to	1.50%	3.99%	to	5.22%
2013	255	$13.13	to	$14.70	$3,450	2.22%	0.35%	to	1.50%	14.56%	to	15.90%
Voya Solution 2035 Portfolio - Service Class												
2017	552	$17.53	to	$19.92	$9,953	1.59%	0.10%	to	1.25%	17.92%	to	19.32%
2016	475	$14.78	to	$16.80	$7,192	1.97%	0.10%	to	1.25%	4.97%	to	6.11%
2015	490	$14.01	to	$15.93	$7,035	3.12%	0.10%	to	1.25%	-1.76%	to	-0.54%
2014	476	$14.18	to	$15.37	$6,894	2.01%	0.10%	to	1.25%	4.34%	to	5.29%
2013	444	$13.51	to	$15.38	$6,162	1.91%	0.35%	to	1.50%	18.89%	to	19.98%
Voya Solution 2045 Portfolio - Service Class												
2017	424	$17.89	to	$20.74	$7,803	1.13%	0.10%	to	1.25%	19.74%	to	21.13%
2016	362	$14.86	to	$17.23	$5,515	1.67%	0.10%	to	1.50%	4.85%	to	6.29%
2015	284	$14.06	to	$16.32	$4,076	3.07%	0.10%	to	1.50%	-2.46%	to	-1.07%
2014	225	$14.30	to	$16.60	$3,274	1.70%	0.10%	to	1.50%	4.54%	to	5.38%
2013	195	$13.57	to	$15.76	$2,739	1.64%	0.70%	to	1.50%	21.56%	to	22.58%

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Solution Income Portfolio - Service Class													
2017		164	$14.80	to	$16.28	$2,563	2.23%	0.10%	to	1.50%	7.64%	to	9.24%
2016		194	$13.72	to	$15.00	$2,784	1.13%	0.10%	to	1.50%	2.92%	to	4.32%
2015		228	$13.22	to	$14.47	$3,158	1.50%	0.10%	to	1.50%		to	-1.40%
2014		76	$13.30	to	$14.56	$1,099	2.52%	0.10%	to	1.25%	4.44%	to	4.97%
2013		83	$12.67	to	$13.88	$1,127	3.10%	0.70%	to	1.25%	5.64%	to	6.29%
Voya Solution Moderately Aggressive Portfolio - Service Class													
2017		17	$11.66	to	$11.79	$196	1.34%	0.95%	to	1.40%	16.48%	to	16.96%
2016		16	$10.01	to	$10.08	$161	1.33%	0.95%	to	1.40%	4.71%	to	5.22%
2015	08/14/2015	20	$9.56	to	$9.58	$189	(b)	0.95%	to	1.40%			(b)
2014		(b)		(b)		(b)	(b)		(b)				(b)
2013		(b)		(b)		(b)	(b)		(b)				(b)
VY® American Century Small-Mid Cap Value Portfolio - Service Class													
2017		108	$27.60	to	$43.93	$3,358	1.03%	0.10%	to	1.25%	9.74%	to	11.00%
2016		112	$25.01	to	$39.91	$3,148	1.20%	0.10%	to	1.50%	22.22%	to	23.95%
2015		127	$20.31	to	$32.48	$2,823	1.60%	0.10%	to	1.25%	-2.93%	to	-1.84%
2014		138	$20.81	to	$33.37	$3,190	1.21%	0.10%	to	1.50%	10.79%	to	12.08%
2013		123	$18.63	to	$29.95	$2,769	1.16%	0.35%	to	1.50%	29.71%	to	30.86%
VY® Baron Growth Portfolio - Service Class													
2017		191	$18.76	to	$42.97	$4,927	0.81%	0.10%	to	1.50%	26.29%	to	28.10%
2016		185	$14.84	to	$33.84	$3,799	—	0.10%	to	1.50%	3.77%	to	5.24%
2015		245	$14.29	to	$32.43	$4,849	0.23%	0.10%	to	1.50%	-6.43%	to	-5.12%
2014		293	$15.26	to	$34.48	$6,303	0.07%	0.10%	to	1.50%	2.77%	to	3.59%
2013		359	$14.84	to	$33.36	$7,548	1.29%	0.70%	to	1.50%	36.82%	to	37.91%
VY® Columbia Contrarian Core Portfolio - Service Class													
2017		85	$19.33	to	$25.55	$1,867	0.87%	0.10%	to	1.50%	19.78%	to	21.44%
2016		88	$16.12	to	$21.17	$1,564	3.37%	0.10%	to	1.50%	6.75%	to	8.29%
2015		135	$15.08	to	$19.68	$2,297	0.88%	0.10%	to	1.50%	1.46%	to	2.92%
2014		150	$14.85	to	$22.46	$2,473	0.79%	0.10%	to	1.50%	11.13%	to	12.03%
2013		176	$13.35	to	$20.10	$2,612	1.41%	0.70%	to	1.50%	32.73%	to	33.85%

Fund / Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
VY® Columbia Small Cap Value II Portfolio - Service Class									
2017	25	$19.73	to $24.18	$533	0.31%	0.10%	to 1.40%	9.37%	to 10.82%
2016	30	$17.87	to $21.82	$573	0.19%	0.10%	to 1.50%	21.90%	to 23.56%
2015	48	$14.66	to $17.66	$744	0.28%	0.10%	to 1.50%	-4.43%	to -3.02%
2014	42	$15.46	to $18.21	$683	0.15%	0.10%	to 1.40%	2.86%	to 3.63%
2013	40	$15.03	to $17.37	$621	0.96%	0.70%	to 1.40%	38.02%	to 38.93%
VY® Invesco Comstock Portfolio - Service Class									
2017	33	$22.96	to $27.70	$798	1.12%	0.10%	to 1.50%	15.96%	to 17.57%
2016	34	$19.64	to $23.72	$724	1.94%	0.10%	to 1.50%	16.00%	to 17.68%
2015	60	$16.79	to $22.86	$1,087	2.12%	0.10%	to 1.50%	-7.34%	to -6.07%
2014	75	$17.99	to $24.55	$1,459	2.04%	0.10%	to 1.50%	7.51%	to 8.37%
2013	68	$16.60	to $22.71	$1,289	0.84%	0.70%	to 1.50%	33.00%	to 34.09%
VY® Invesco Equity and Income Portfolio - Initial Class									
2017	2,904	$20.65	to $22.99	$63,635	2.11%	0.10%	to 1.50%	9.27%	to 10.80%
2016	3,365	$18.75	to $20.88	$67,371	1.93%	0.10%	to 1.50%	13.56%	to 15.17%
2015	3,908	$16.38	to $18.25	$68,652	2.18%	0.10%	to 1.75%	-3.75%	to -2.16%
2014	4,454	$16.84	to $18.78	$80,865	1.86%	0.10%	to 1.75%	7.05%	to 8.55%
2013	3,140	$15.56	to $17.37	$52,976	1.40%	0.35%	to 1.75%	22.76%	to 24.59%
VY® JPMorgan Mid Cap Value Portfolio - Service Class									
2017	124	$25.54	to $40.34	$3,947	0.61%	0.10%	to 1.50%	12.03%	to 13.63%
2016	131	$22.61	to $39.07	$3,693	0.66%	0.10%	to 1.50%	12.99%	to 14.57%
2015	140	$19.86	to $34.39	$3,458	0.60%	0.10%	to 1.50%	-4.48%	to -3.16%
2014	150	$20.62	to $35.80	$3,877	0.87%	0.10%	to 1.50%	13.29%	to 14.57%
2013	134	$18.06	to $31.44	$3,218	0.63%	0.35%	to 1.50%	29.54%	to 31.11%
VY® Oppenheimer Global Portfolio - Initial Class									
2017	2,788	$22.04	to $27.05	$70,986	1.10%	0.10%	to 1.90%	33.91%	to 36.34%
2016	3,075	$16.26	to $20.00	$58,097	1.17%	0.10%	to 1.90%	-1.71%	to 0.12%
2015	3,564	$16.34	to $20.15	$67,773	1.50%	0.10%	to 1.90%	2.19%	to 4.06%
2014	3,939	$15.80	to $19.54	$72,781	1.15%	0.10%	to 1.90%	0.34%	to 1.95%
2013	4,579	$15.55	to $19.28	$83,809	1.35%	0.35%	to 1.90%	24.68%	to 26.69%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Pioneer High Yield Portfolio - Initial Class												
2017	614	$19.20	to	$22.16	$12,185	5.02%	0.10%	to	1.50%	5.73%	to	7.28%
2016	718	$18.15	to	$20.80	$13,417	5.15%	0.10%	to	1.50%	12.61%	to	14.17%
2015	778	$16.11	to	$18.33	$12,897	5.37%	0.10%	to	1.50%	-6.06%	to	-4.73%
2014	901	$16.81	to	$19.37	$15,880	5.04%	0.10%	to	1.75%	-1.41%	to	-0.36%
2013	1,012	$17.05	to	$19.44	$17,988	4.97%	0.70%	to	1.75%	10.36%	to	11.54%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2017	1,432	$25.75	to	$31.99	$43,055	0.62%	0.10%	to	1.50%	22.95%	to	24.67%
2016	1,621	$20.77	to	$25.88	$39,497	0.30%	0.10%	to	1.50%	5.84%	to	7.33%
2015	1,863	$19.48	to	$24.32	$42,681	—	0.10%	to	1.50%	0.46%	to	1.89%
2014	2,048	$19.22	to	$24.07	$46,522	0.26%	0.10%	to	1.50%	10.18%	to	11.48%
2013	2,349	$17.31	to	$21.73	$48,397	0.29%	0.35%	to	1.75%	32.79%	to	34.73%
VY® T. Rowe Price Growth Equity Portfolio - Initial Class												
2017	762	$22.78	to	$73.14	$38,118	0.05%	0.10%	to	1.50%	31.61%	to	33.47%
2016	816	$17.29	to	$55.52	$31,534	—	0.10%	to	1.50%	—	to	1.37%
2015	1,026	$17.28	to	$55.47	$38,458	—	0.10%	to	1.50%	9.16%	to	10.72%
2014	1,034	$15.81	to	$50.77	$37,050	—	0.10%	to	1.50%	7.08%	to	8.31%
2013	1,072	$14.76	to	$47.38	$37,679	0.02%	0.35%	to	1.50%	37.20%	to	38.78%
VY® Templeton Foreign Equity Portfolio - Initial Class												
2017	1,017	$10.66	to	$14.11	$11,995	2.03%	0.10%	to	1.90%	20.05%	to	22.27%
2016	1,084	$8.88	to	$11.54	$10,552	3.23%	0.10%	to	1.90%	-0.11%	to	1.67%
2015	1,331	$8.89	to	$11.35	$12,870	4.09%	0.10%	to	1.90%	-5.22%	to	-3.40%
2014	1,468	$9.38	to	$11.75	$14,838	2.50%	0.10%	to	1.90%	-8.31%	to	-6.94%
2013	1,607	$10.23	to	$12.52	$17,537	1.46%	0.35%	to	1.90%	17.99%	to	19.83%
Voya Strategic Allocation Conservative Portfolio - Class I												
2017	186	$16.25	to	$30.20	$4,601	2.47%	0.10%	to	1.50%	8.89%	to	10.41%
2016	226	$14.81	to	$27.53	$5,311	2.98%	0.10%	to	1.50%	4.10%	to	5.60%
2015	273	$14.11	to	$26.24	$6,108	3.36%	0.10%	to	1.50%	-1.69%	to	-0.27%
2014	290	$14.24	to	$26.50	$6,582	2.63%	0.10%	to	1.50%	5.05%	to	6.26%
2013	348	$13.45	to	$25.04	$7,505	2.52%	0.35%	to	1.50%	10.41%	to	11.34%

110

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Strategic Allocation Growth Portfolio - Class I													
2017		342	$14.38	to	$34.90	$8,094	1.69%	0.10%	to	2.25%	15.25%	to	17.76%
2016		349	$12.47	to	$29.83	$7,200	2.70%	0.10%	to	2.25%	4.53%	to	6.82%
2015		465	$11.93	to	$28.11	$8,840	2.65%	0.10%	to	2.25%	-3.40%	to	-1.25%
2014		474	$12.35	to	$28.66	$9,374	2.07%	0.10%	to	2.25%	4.22%	to	6.14%
2013		474	$11.85	to	$27.09	$9,730	1.65%	0.35%	to	2.25%	19.70%	to	22.04%
Voya Strategic Allocation Moderate Portfolio - Class I													
2017		321	$14.49	to	$32.36	$7,831	1.88%	0.35%	to	2.25%	11.98%	to	14.08%
2016		361	$12.94	to	$28.47	$7,871	2.64%	0.35%	to	2.25%	4.27%	to	6.32%
2015		383	$12.41	to	$26.90	$7,962	2.96%	0.10%	to	2.25%	-2.82%	to	-0.67%
2014		463	$12.77	to	$27.26	$9,616	2.41%	0.10%	to	2.25%	4.33%	to	6.29%
2013		499	$12.24	to	$25.74	$10,224	2.12%	0.35%	to	2.25%	13.97%	to	16.22%
Voya Growth and Income Portfolio - Class A													
2017		80			19.98	$1,602	1.35%			1.25%			18.29%
2016		90			16.89	$1,520	1.54%			1.25%			7.85%
2015		97			15.66	$1,517	1.50%			1.25%			-3.03%
2014		112			16.15	$1,814	1.53%			1.25%			8.83%
2013		124			14.84	$1,846	0.87%			1.25%			28.48%
Voya Growth and Income Portfolio - Class I													
2017		5,621	$10.81	to	$596.35	$230,160	1.83%	0.10%	to	2.25%	17.60%	to	20.24%
2016		6,158	$11.59	to	$500.21	$209,483	1.94%	0.10%	to	2.25%	7.31%	to	9.67%
2015		6,987	$10.80	to	$459.99	$215,524	1.97%	0.10%	to	2.25%	-3.57%	to	-1.52%
2014		8,057	$11.20	to	$471.05	$244,610	1.94%	0.10%	to	2.25%	8.21%	to	10.32%
2013		8,983	$10.35	to	$429.48	$248,811	1.36%	0.35%	to	2.25%	27.78%	to	30.26%
Voya Emerging Markets Index Portfolio - Class I													
2017		44	$11.72	to	$12.23	$527	0.78%	0.10%	to	1.25%	34.87%	to	36.50%
2016		8	$8.69	to	$8.96	$71	2.87%	0.10%	to	1.25%	9.17%	to	10.48%
2015		4	$7.96	to	$8.11	$31	12.12%	0.10%	to	1.25%			—
2014	08/05/2014	—			9.59	$2	(a)			0.001			(a)
2013		(a)			(a)	(a)	(a)			(a)			(a)

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Euro STOXX 50® Index Portfolio - Class I													
2017		4			$12.48	$44	3.96%			0.75%			23.44%
2016		4			$10.11	$43	0.11%			0.75%			—
2015	03/09/2015	4			$10.11	$44	2.22%			0.75%			-4.98%
2014		4			$10.64	$46	4.35%			0.75% (b)			-9.83% (b)
2013		4			$11.80	$46	4.65%			0.75% (b)			25.13% (b)
Voya Global Equity Portfolio - Class I													
2017		197	$11.85	to	$12.36	$2,383	2.37%	0.10%	to	1.50%	21.91%	to	23.60%
2016		226	$9.72	to	$10.00	$2,225	2.79%	0.10%	to	1.50%	4.40%	to	5.93%
2015		288	$9.31	to	$9.44	$2,698	(b)	0.10%	to	1.50%	(b)		(b)
2014		(b)	(b)			(b)	(b)	(b)			(b)		(b)
2013		(b)	(b)			(b)	(b)	(b)			(b)		(b)
Voya Global Equity Portfolio - Class S													
2017		97	$11.63	to	$11.78	$1,136	2.11%	0.95%	to	1.40%	21.78%	to	22.33%
2016		101	$9.55	to	$9.66	$972	2.60%	0.95%	to	1.40%	4.26%	to	4.79%
2015	3/9/2015	119	$9.16	to	$9.25	$1,090	(b)	0.95%	to	1.40%	(b)		(b)
2014		(b)	(b)			(b)	(b)	(b)			(b)		(b)
2013		(b)	(b)			(b)	(b)	(b)			(b)		(b)
Voya Index Plus LargeCap Portfolio - Class I													
2017		2,212	$16.69	to	$47.02	$65,631	1.60%	0.10%	to	2.25%	21.86%	to	24.51%
2016		2,447	$13.69	to	$38.01	$58,987	1.67%	0.10%	to	2.25%	7.80%	to	10.21%
2015		2,793	$12.70	to	$34.72	$61,663	1.62%	0.10%	to	2.25%	-1.40%	to	0.71%
2014		3,091	$12.85	to	$34.69	$68,972	1.48%	0.10%	to	2.25%	11.32%	to	13.41%
2013		3,587	$11.49	to	$30.70	$71,271	1.85%	0.35%	to	2.25%	30.00%	to	32.49%
Voya Index Plus MidCap Portfolio - Class I													
2017		240	$23.36	to	$53.01	$7,531	1.39%	0.10%	to	1.50%	11.89%	to	13.42%
2016		258	$20.71	to	$47.04	$7,291	0.94%	0.10%	to	1.50%	16.37%	to	18.06%
2015		293	$17.65	to	$40.14	$6,902	1.00%	0.10%	to	1.50%	-3.25%	to	-1.90%
2014		328	$18.10	to	$41.20	$7,906	0.82%	0.10%	to	1.50%	7.93%	to	9.18%
2013		357	$16.64	to	$37.90	$8,351	1.34%	0.35%	to	1.50%	32.57%	to	34.07%

112

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Voya Index Plus SmallCap Portfolio - Class I										
2017		143	$23.85	to $39.19	$4,020	0.98%	0.10%	to 1.50%	8.28%	to 9.83%
2016		159	$21.85	to $35.94	$4,216	0.80%	0.10%	to 1.50%	25.41%	to 27.20%
2015		173	$17.28	to $28.45	$3,613	0.95%	0.10%	to 1.50%	-4.66%	to -3.30%
2014		193	$17.98	to $29.63	$4,193	0.59%	0.10%	to 1.50%	3.87%	to 5.07%
2013		216	$17.17	to $28.33	$4,581	0.93%	0.35%	to 1.50%	40.56%	to 42.22%
Voya International Index Portfolio - Class I										
2017		725	$10.84	to $20.81	$12,539	2.45%	0.10%	to 1.75%	22.72%	to 24.77%
2016		773	$8.79	to $16.82	$11,111	3.06%	0.10%	to 1.75%	-0.94%	to 0.73%
2015		868	$8.66	to $16.84	$12,589	3.20%	0.10%	to 1.75%	-2.63%	to -1.00%
2014		921	$8.87	to $17.16	$14,009	1.15%	0.10%	to 1.75%	-7.56%	to -6.56%
2013		580	$9.57	to $18.41	$8,699	2.27%	0.70%	to 1.75%	19.33%	to 20.59%
Voya International Index Portfolio - Class S										
2017		3	18.09		$50	1.72%		1.25%		22.98%
2016		2	14.71		$28	1.28%		1.25%		-0.68%
2015		1	14.81		$9	5.00%		1.25%		-2.31%
2014		7	15.16		$111	0.82%		1.25%		-7.39%
2013		8	16.37		$134	—		1.25%		19.66%
Voya Russell™ Large Cap Growth Index Portfolio - Class I										
2017		904	$29.79	to $38.06	$29,331	1.16%	0.10%	to 1.75%	28.96%	to 31.13%
2016		1,002	$22.86	to $29.02	$25,032	1.25%	0.10%	to 1.75%	4.70%	to 6.46%
2015		1,134	$21.62	to $27.26	$26,934	1.18%	0.10%	to 1.75%	5.75%	to 7.49%
2014		1,259	$20.24	to $25.36	$28,067	1.28%	0.10%	to 1.75%	11.08%	to 12.33%
2013		1,444	$18.03	to $22.32	$28,735	1.46%	0.70%	to 1.75%	29.68%	to 31.06%
Voya Russell™ Large Cap Index Portfolio - Class I										
2017		601	$19.69	to $32.99	$17,538	1.67%	0.10%	to 2.25%	19.84%	to 22.45%
2016		663	$16.30	to $27.17	$16,274	1.85%	0.10%	to 2.25%	8.47%	to 10.83%
2015		731	$14.92	to $24.72	$16,537	1.69%	0.10%	to 2.25%	-0.18%	to 1.98%
2014		791	$14.83	to $24.45	$17,991	1.58%	0.10%	to 2.25%	10.42%	to 12.10%
2013		844	$13.33	to $21.86	$17,423	1.62%	0.70%	to 2.25%	29.12%	to 31.14%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Value Index Portfolio - Class I												
2017	2,244	$12.37	to	$28.52	$38,419	2.07%	0.10%	to	1.75%	11.50%	to	13.37%
2016	2,566	$11.05	to	$25.37	$38,918	1.58%	0.10%	to	1.75%	13.58%	to	15.55%
2015	2,927	$9.70	to	$22.15	$39,307	0.49%	0.10%	to	1.75%	-5.15%	to	-3.56%
2014	324	$10.89	to	$23.18	$7,158	1.56%	0.10%	to	1.75%	10.43%	to	11.62%
2013	385	$16.69	to	$20.81	$7,738	1.70%	0.75%	to	1.75%	29.56%	to	30.90%
Voya Russell™ Large Cap Value Index Portfolio - Class S												
2017	44	$26.84	to	$27.19	$1,186	1.84%	1.25%	to	1.40%	11.65%	to	11.76%
2016	47	$24.04	to	$24.33	$1,136	1.49%	1.25%	to	1.40%	13.66%	to	13.90%
2015	62	$21.15	to	$21.36	$1,308	1.34%	1.25%	to	1.40%	-5.11%	to	-4.98%
2014	81	$22.29	to	$22.48	$1,817	1.38%	1.25%	to	1.40%	10.68%	to	10.79%
2013	75	$20.14	to	$20.29	$1,517	1.43%	1.25%	to	1.40%	29.60%	to	29.81%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S												
2017	36	$31.87	to	$36.13	$1,218	0.66%	0.10%	to	1.50%	22.48%	to	24.24%
2016	36	$26.02	to	$29.08	$980	0.68%	0.10%	to	1.50%	5.26%	to	6.68%
2015	42	$24.72	to	$26.61	$1,090	0.74%	0.70%	to	1.50%	-2.29%	to	-1.51%
2014	60	$25.30	to	$27.09	$1,595	0.15%	0.70%	to	1.50%	9.48%	to	10.34%
2013	45	$23.11	to	$24.63	$1,080	0.75%	0.70%	to	1.50%	32.89%	to	33.86%
Voya Russell™ Mid Cap Index Portfolio - Class I												
2017	80	$20.94	to	$27.42	$1,931	1.40%	0.10%	to	1.25%	16.46%	to	17.82%
2016	73	$17.98	to	$23.41	$1,525	1.33%	0.10%	to	1.25%	12.02%	to	13.30%
2015	78	$16.05	to	$20.80	$1,451	1.19%	0.10%	to	1.25%	-4.01%	to	-2.89%
2014	81	$16.72	to	$21.57	$1,582	0.59%	0.10%	to	1.25%	11.24%	to	11.90%
2013	47	$15.03	to	$19.28	$789	0.96%	0.70%	to	1.25%	32.54%	to	33.28%
Voya Russell™ Small Cap Index Portfolio - Class I												
2017	64	$21.31	to	$25.91	$1,480	1.14%	0.10%	to	1.25%	12.87%	to	14.14%
2016	62	$18.88	to	$22.85	$1,287	1.33%	0.10%	to	1.25%	19.57%	to	21.01%
2015	81	$15.79	to	$19.01	$1,385	1.20%	0.10%	to	1.25%	-5.73%	to	-4.63%
2014	80	$16.75	to	$20.06	$1,447	0.95%	0.10%	to	1.25%	3.65%	to	4.15%
2013	63	$16.16	to	$19.26	$1,082	1.36%	0.75%	to	1.25%	37.07%	to	37.71%

114

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Small Company Portfolio - Class I													
2017		513	$24.41	to	$70.27	$25,655	0.33%	0.10%	to	1.90%	9.17%	to	11.18%
2016		567	$22.08	to	$63.62	$25,664	0.43%	0.10%	to	1.90%	22.12%	to	24.33%
2015		650	$17.86	to	$51.49	$23,383	0.51%	0.10%	to	1.90%	-2.63%	to	-0.84%
2014		739	$18.13	to	$52.29	$27,287	0.35%	0.10%	to	1.90%	4.49%	to	6.16%
2013		854	$17.14	to	$49.45	$30,613	0.51%	0.35%	to	1.90%	35.18%	to	37.30%
Voya U.S. Bond Index Portfolio - Class I													
2017		123	$12.12	to	$14.18	$1,599	2.48%	0.10%	to	1.50%	1.59%	to	3.05%
2016		100	$11.85	to	$13.76	$1,262	2.57%	0.10%	to	1.50%	0.85%	to	2.23%
2015		101	$11.67	to	$13.46	$1,249	2.32%	0.10%	to	1.50%	-1.25%	to	0.15%
2014		114	$11.73	to	$13.44	$1,425	1.80%	0.10%	to	1.50%	4.17%	to	4.98%
2013		106	$11.18	to	$12.65	$1,240	1.95%	0.70%	to	1.50%	-4.01%	to	-3.24%
Voya MidCap Opportunities Portfolio - Class I													
2017		1,021	$11.05	to	$46.33	$18,488	0.07%	0.10%	to	1.75%	22.97%	to	24.96%
2016		255	$13.06	to	$28.94	$4,907	—	0.10%	to	1.75%	5.41%	to	7.14%
2015		305	$12.39	to	$27.18	$5,451	—	0.10%	to	1.75%	-1.27%	to	0.43%
2014		334	$12.55	to	$27.24	$5,968	0.39%	0.10%	to	1.75%	6.90%	to	8.45%
2013		401	$11.74	to	$32.78	$6,779	0.05%	0.35%	to	1.75%	29.99%	to	31.05%
Voya MidCap Opportunities Portfolio - Class S													
2017		133	$17.80	to	$30.03	$3,409	—	0.95%	to	1.40%	23.01%	to	23.58%
2016		151	$14.47	to	$24.30	$3,181	—	0.95%	to	1.40%	5.50%	to	5.97%
2015		151	$13.71	to	$22.93	$3,014	—	0.95%	to	1.40%	-1.15%	to	-0.69%
2014		151	$13.87	to	$23.09	$3,108	0.35%	0.95%	to	1.40%	7.01%	to	7.55%
2013		195	$12.96	to	$21.47	$3,805	—	0.95%	to	1.40%	29.85%	to	30.44%
Voya SmallCap Opportunities Portfolio - Class I													
2017		100	$22.05	to	$39.49	$2,558	0.08%	0.10%	to	1.25%	17.22%	to	18.61%
2016		94	$18.81	to	$33.57	$2,040	—	0.10%	to	1.25%	12.03%	to	13.31%
2015		85	$16.79	to	$29.89	$1,647	—	0.10%	to	1.25%	-2.16%	to	-1.02%
2014		61	$17.16	to	$30.45	$1,175	—	0.10%	to	1.25%	4.32%	to	4.88%
2013		67	$16.45	to	$29.11	$1,196	—	0.70%	to	1.25%	37.31%	to	38.02%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya SmallCap Opportunities Portfolio - Class S												
2017	138	$18.79	to	$21.17	$2,747	—	0.95%	to	1.40%	16.78%	to	17.35%
2016	149	$16.09	to	$18.04	$2,532	—	0.95%	to	1.40%	11.50%	to	11.98%
2015	138	$14.43	to	$16.11	$2,107	—	0.95%	to	1.40%	-2.52%	to	-2.07%
2014	164	$14.80	to	$16.45	$2,559	—	0.95%	to	1.40%	3.83%	to	4.38%
2013	197	$14.25	to	$15.76	$2,973	—	0.95%	to	1.45%	36.73%	to	37.40%
Wanger International												
2017	129	$14.60	to	$18.73	$2,161	1.26%	0.10%	to	1.50%	30.94%	to	32.74%
2016	164	$11.15	to	$14.11	$2,037	1.17%	0.10%	to	1.50%	-2.87%	to	-1.47%
2015	169	$11.48	to	$14.32	$2,155	1.49%	0.10%	to	1.50%		to	-1.37%
2014	188	$11.64	to	$14.32	$2,421	1.52%	0.10%	to	1.50%	-5.83%	to	-5.06%
2013	196	$12.36	to	$14.91	$2,587	2.73%	0.70%	to	1.50%	20.59%	to	21.45%
Wanger Select												
2017	84	$22.05	to	$31.36	$2,218	—	0.10%	to	1.50%	24.78%	to	26.54%
2016	99	$17.53	to	$24.94	$2,113	—	0.10%	to	1.50%	11.67%	to	13.26%
2015	119	$15.57	to	$22.17	$2,219	—	0.10%	to	1.50%	-1.22%	to	0.18%
2014	151	$15.64	to	$22.28	$2,770	—	0.10%	to	1.50%	1.58%	to	2.42%
2013	141	$15.27	to	$21.76	$2,884	—	0.70%	to	1.50%	32.55%	to	33.60%
Wanger USA												
2017	51	$24.18	to	$30.92	$1,389	—	0.10%	to	1.50%	17.81%	to	19.46%
2016	47	$20.36	to	$26.05	$1,054	—	0.10%	to	1.50%	12.01%	to	13.55%
2015	51	$18.04	to	$23.09	$1,015	—	0.10%	to	1.50%	-2.08%	to	-0.68%
2014	—	$18.28	to	$23.40	$1,013	—	0.10%	to	1.50%	3.20%	to	4.10%
2013	60	$17.56	to	$22.50	$1,247	—	0.70%	to	1.50%	31.80%	to	32.83%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

(a) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

A   The Fund Inception Date represents the first date the fund received money.

B   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investments income is determined by the timing of declaration of dividends by the underlaying fund in which the Division invests.

C   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

Boston, Massachusetts
March 15, 2018

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2017 and 2016
(In millions, except share and per share data)

	As of December 31,	
	2017	**2016**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $21,774 as of 2017 and $22,365 as of 2016)	$ 23,141	$ 23,170
Fixed maturities, at fair value using the fair value option	941	957
Equity securities, available-for-sale, at fair value (cost of $45 as of 2017 and $67 as of 2016)	60	82
Short-term investments	25	33
Mortgage loans on real estate, net of valuation allowance of $1 as of 2017 and 2016	4,910	4,255
Policy loans	214	219
Limited partnerships/corporations	411	348
Derivatives	136	471
Securities pledged (amortized cost of $864 as of 2017 and $693 as of 2016)	960	768
Total investments	30,798	30,303
Cash and cash equivalents	288	561
Short-term investments under securities loan agreements, including collateral delivered	765	379
Accrued investment income	304	301
Premiums receivable and reinsurance recoverable	1,496	1,634
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	766	1,028
Notes receivable from affiliate	175	175
Short-term loan to affiliate	80	—
Current income tax recoverable	—	1
Due from affiliates	60	56
Property and equipment	64	68
Other assets	140	158
Assets held in separate accounts	73,036	61,981
Total assets	$ 107,972	$ 96,645

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2017 and 2016
(In millions, except share and per share data)

	As of December 31,	
	2017	**2016**
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 29,669	$ 29,578
Payable for securities purchased	79	8
Payables under securities loan agreements, including collateral held	845	648
Long-term debt	5	5
Due to affiliates	61	162
Derivatives	85	173
Current income tax payable to Parent	23	—
Deferred income taxes	187	223
Other liabilities	401	491
Liabilities related to separate accounts	73,036	61,981
Total liabilities	104,391	93,269
Commitments and Contingencies (Note 13)		
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2017 and 2016; $50 par value per share)	3	3
Additional paid-in capital	2,730	2,994
Accumulated other comprehensive income (loss)	818	559
Retained earnings (deficit)	30	(180)
Total shareholder's equity	3,581	3,376
Total liabilities and shareholder's equity	$ 107,972	$ 96,645

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

		Year Ended December 31,				
		2017		2016		2015
Revenues:						
Net investment income	$	1,520	$	1,501	$	1,410
Fee income		713		725		765
Premiums		48		870		657
Broker-dealer commission revenue		170		175		230
Net realized capital gains (losses):						
Total other-than-temporary impairments		(19)		(19)		(45)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(7)		—		1
Net other-than-temporary impairments recognized in earnings		(12)		(19)		(46)
Other net realized capital gains (losses)		(188)		(194)		(231)
Total net realized capital gains (losses)		(200)		(213)		(277)
Other revenue		—		(2)		(2)
Total revenues		2,251		3,056		2,783
Benefits and expenses:						
Interest credited and other benefits to contract owners/ policyholders		958		1,765		1,422
Operating expenses		801		815		772
Broker-dealer commission expense		170		175		230
Net amortization of Deferred policy acquisition costs and Value of business acquired		233		167		133
Total benefits and expenses		2,162		2,922		2,557
Income (loss) before income taxes		89		134		226
Income tax expense (benefit)		(121)		21		53
Net income (loss)	$	210	$	113	$	173

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

| | Year Ended December 31, | | |
	2017	2016	2015
Net income (loss)	$ 210	$ 113	$ 173
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	387	258	(694)
Other-than-temporary impairments	(4)	9	3
Pension and other postretirement benefits liability	(2)	(1)	(2)
Other comprehensive income (loss), before tax	381	266	(693)
Income tax expense (benefit) related to items of other comprehensive income (loss)	122	93	(238)
Other comprehensive income (loss), after tax	259	173	(455)
Comprehensive income (loss)	$ 469	$ 286	$ (282)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2015	$ 3	$ 3,583	$ 841	$ (466)	$ 3,961
Comprehensive income (loss):					
Net income (loss)	—	—	—	173	173
Other comprehensive income (loss), after tax	—	—	(455)	—	(455)
Total comprehensive income (loss)					(282)
Dividends paid and distributions of capital	—	(321)	—	—	(321)
Employee related benefits	—	10	—	—	10
Balance as of December 31, 2015	3	3,272	386	(293)	3,368
Comprehensive income (loss):					
Net income (loss)	—	—	—	113	113
Other comprehensive income (loss), after tax	—	—	173	—	173
Total comprehensive income (loss)					286
Dividends paid and distributions of capital	—	(278)	—	—	(278)
Employee related benefits	—	—	—	—	—
Balance as of December 31, 2016	3	2,994	559	(180)	3,376
Comprehensive income (loss):					
Net income (loss)	—	—	—	210	210
Other comprehensive income (loss), after tax	—	—	259	—	259
Total comprehensive income (loss)					469
Dividends paid and distributions of capital	—	(265)	—	—	(265)
Employee related benefits	—	1	—	—	1
Balance as of December 31, 2017	$ 3	$ 2,730	$ 818	$ 30	$ 3,581

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

	Year Ended December 31,		
	2017	2016	2015
Cash Flows from Operating Activities:			
Net income (loss)	$ 210	$ 113	$ 173
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(80)	(80)	(84)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	234	168	134
Net accretion/amortization of discount/premium	12	(1)	7
Future policy benefits, claims reserves and interest credited	534	1,289	1,193
Deferred income tax (benefit) expense	(158)	(3)	(1)
Net realized capital losses	200	213	277
Depreciation	3	4	4
Change in:			
Accrued investment income	(3)	(6)	(10)
Premiums receivable and reinsurance recoverable	138	205	91
Other receivables and asset accruals	21	7	2
Due to/from affiliates	(105)	30	26
Other payables and accruals	(3)	126	(57)
Other, net	(24)	(11)	1
Net cash provided by operating activities	979	2,054	1,756
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	4,462	3,184	3,373
Equity securities, available-for-sale	25	49	17
Mortgage loans on real estate	494	375	557
Limited partnerships/corporations	81	71	48
Acquisition of:			
Fixed maturities	(4,247)	(5,664)	(5,258)
Equity securities, available-for-sale	(2)	—	(28)
Mortgage loans on real estate	(1,149)	(900)	(773)
Limited partnerships/corporations	(120)	(113)	(96)
Derivatives, net	203	28	(46)
Policy loans, net	5	11	9
Short-term investments, net	8	(33)	242
Short-term loan to affiliate, net	(80)	—	—
Collateral received (delivered), net	(189)	(30)	8
Net cash used in investing activities	(509)	(3,022)	(1,947)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017, 2016 and 2015
(In millions)

		Year Ended December 31,		
		2017	**2016**	**2015**
Cash Flows from Financing Activities:				
Deposits received for investment contracts	$	2,380 $	3,746 $	3,195
Maturities and withdrawals from investment contracts		(2,794)	(2,534)	(2,440)
Settlements on deposit contracts		(64)	(66)	(63)
Dividends paid and return of capital distribution		(265)	(278)	(321)
Net cash (used in) provided by financing activities		(743)	868	371
Net (decrease) increase in cash and cash equivalents		(273)	(100)	180
Cash and cash equivalents, beginning of period		561	661	481
Cash and cash equivalents, end of period	$	288 $	561 $	661
Supplemental cash flow information:				
Income taxes paid (received), net	$	13 $	15 $	54

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

VRIAC has two wholly owned non-insurance subsidiaries, Voya Financial Partners, LLC ("VFP") and Directed Services LLC ("DSL").

On December 20, 2017, VRIAC's ultimate parent, Voya Financial, entered into a Master Transaction Agreement ("MTA") with VA Capital Company LLC ("VA Capital"), and Athene Holding Ltd ("Athene"), pursuant to which VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") will acquire certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership interests of DSL, the Company's broker-dealer subsidiary (collectively the "Transaction"). The Transaction is expected to close in the second or third quarter of 2018, subject to conditions specified in the MTA, including receipt of required regulatory approvals and other conditions.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated financial guidance, planning and advisory representatives associated with Voya Financial, Inc.'s retail broker-dealer, Voya Financial Advisors, Inc. ("Voya Financial Advisors").

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP and DSL. Intercompany transactions and balances have been eliminated.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase.   These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation, and are included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which generally range from 3 to 40 years, with the exception of land and artwork which are not depreciated. Depreciation expense is included in Operating expenses in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.7% to 6.6%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances

Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 5.3% for the years 2017, 2016 and 2015. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

FIA: The Company issues FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate as regulatory and business factors change.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Adoption of New Pronouncements

Share-Based Compensation
In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-09, "Compensation-Stock Compensation (ASC Topic 718): Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which simplifies the accounting for share-based payment award transactions with respect to:

- The income tax consequences of awards,
- The impact of forfeitures on the recognition of expense for awards,
- Classification of awards as either equity or liabilities, and
- Classification on the statement of cash flows.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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The provisions of ASU 2016-09 were adopted by the Company on January 1, 2017 using the transition method prescribed for each applicable provision:

- On a prospective basis, all excess tax benefits and tax deficiencies related to share-based compensation will be reported in Net income (loss), rather than Additional paid-in capital. Prior year excess tax benefits will remain in Additional paid- in capital.
- The Company elected to retrospectively adopt the requirement to present cash inflows related to excess tax benefits as operating activities, which resulted in an immaterial reclassification of Share-based compensation cash flows from financing activities to operating activities in the Consolidated Statement of Cash Flows for the twelve months ended December 31, 2016.

The adoption of the remaining provisions of ASU 2016-09 had no effect on the Company's financial condition, results of operations, or cash flows.

Debt Instruments
In March 2016, the FASB issued ASU 2016-06, "Derivatives and Hedging (ASC Topic 815): Contingent Put and Call Options in Debt Instruments" ("ASU 2016-06"), which clarifies that an entity is only required to follow the four-step decision sequence when assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts for purposes of bifurcating an embedded derivative. The entity does not need to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks.

The provisions of ASU 2016-06 were adopted by the Company on January 1, 2017 using a modified retrospective approach. The adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Consolidation
In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar legal entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The Company adopted the provisions of ASU 2015-02 on January 1, 2016 using a modified retrospective approach. The adoption had no effect on the Company's financial condition or results of operations, but impacted disclosures only. Investments in limited partnerships previously accounted for as VOEs became VIEs under the new guidance as the limited partners do not hold substantive kick-out rights or participating rights. See "Variable Interest Entities" section of the _Investments_ Note to these Consolidated Financial Statements for additional information.

Future Adoption of Accounting Pronouncements

Reclassification of Certain Tax Effects
In February 2018, the FASB issued ASU 2018-02, "Income Statement-Reporting Comprehensive Income (ASC Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income" ("ASU 2018-02"), which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the newly enacted Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because generally accepted accounting principles require that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.

The provisions of ASU 2018-02 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. Initial adoption of ASU 2018-02 may be reported either in the period of adoption or on a retrospective basis in each period in which the effect of the change in the U.S. federal corporate income tax rate resulting from Tax Reform is recognized. The Company is currently evaluating the provisions of ASU 2018-02.

Derivatives & Hedging

In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic ASC 815): Targeted Improvements to Accounting for Hedging Activities " ("ASU 2017-12"), which enables entities to better portray risk management activities in their financial statements, as follows:

- Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk,
- Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item,
- Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and
- Modifies required disclosures.

The provisions of ASU 2017-12 are effective for fiscal years beginning after December 15, 2018, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-12 is required to be reported using a modified retrospective approach, with the exception of the presentation and disclosure requirements, which are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2017-12.

Debt Securities

In March 2017, the FASB issued ASU 2017-08, "Receivables-Nonrefundable Fees and Other Costs (ASC Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities" ("ASU 2017-08"), which shortens the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date.

The provisions of ASU 2017-08 are effective for fiscal years beginning after December 15, 2018, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-08 is required to be reported using a modified retrospective approach. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2017-08.

Derecognition of Nonfinancial Assets

In February 2017, the FASB issued ASU 2017-05, "Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (ASC Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance & Accounting for Partial Sales of Nonfinancial Assets" ("ASU 2017-05"), which requires entities to apply certain recognition and measurement principles in ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" (see "Revenue from Contracts with Customers" below) when they derecognize nonfinancial assets and in substance nonfinancial assets through sale or transfer, and the counterparty is not a customer.

The provisions of ASU 2017-05 are effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted, using either a retrospective or modified retrospective method. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Statement of Cash Flows

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (ASC Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), which addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2016-15 are effective retrospectively for fiscal years beginning after December 15, 2017, including interim periods, with early adoption permitted. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which:

- Introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments,
- Modifies the impairment model for available-for-sale debt securities, and
- Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

The provisions of ASU 2016-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted for fiscal years beginning after December 15, 2018. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13.

Financial Instruments - Recognition and Measurement

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments-Overall (ASC Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires:

- Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income.
- Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.
- The use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Separate presentation in other comprehensive income of the portion of the total change in fair value of a liability resulting from a change in own credit risk if the liability is measured at fair value under the fair value option.
- Separate presentation on the balance sheet or financial statement notes of financial assets and financial liabilities by measurement category and form of financial asset.

The provisions of ASU 2016-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption only permitted for certain provisions. Initial adoption of ASU 2016-01 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively. The Company does not currently expect the adoption of this guidance to have a material impact on the Company's financial condition, results of operations, or cash flows; however, finalization of implementation efforts will continue into the first quarter of 2018.

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.

The provisions of ASU 2014-09 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted as of January 1, 2017. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company plans to adopt ASU 2014-09 on January 1, 2018 on a modified retrospective basis. As the scope of ASU 2014-09 excludes insurance contracts and financial instruments, the guidance does not apply to a significant portion of the Company's business. Based on review to date, the Company anticipates that the adoption of ASU 2014-09 will result in the deferral of costs to obtain and fulfill certain financial services contracts, net of tax, with a related cumulative impact on retained earnings upon adoption, of approximately $70; however, finalization of implementation efforts will continue into the first quarter of 2018.

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2017:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 547	$ 109	$ —	$ —	$ 656	$ —
U.S. Government agencies and authorities	3	—	—	—	3	—
State, municipalities and political subdivisions	842	40	4	—	878	—
U.S. corporate public securities	8,476	786	26	—	9,236	—
U.S. corporate private securities	3,387	148	38	—	3,497	—
Foreign corporate public securities and foreign governments[1]	2,594	192	9	—	2,777	—
Foreign corporate private securities[1]	3,105	155	45	—	3,215	7
Residential mortgage-backed securities:						
Agency	1,878	65	17	6	1,932	—
Non-Agency	639	54	2	6	697	4
Total Residential mortgage-backed securities	2,517	119	19	12	2,629	4
Commercial mortgage-backed securities	1,437	39	6	—	1,470	—
Other asset-backed securities	671	11	1	—	681	2
Total fixed maturities, including securities pledged	23,579	1,599	148	12	25,042	13
Less: Securities pledged	864	104	8	—	960	—
Total fixed maturities	22,715	1,495	140	12	24,082	13
Equity securities	45	15	—	—	60	—
Total fixed maturities and equity securities investments	$ 22,760	$ 1,510	$ 140	$ 12	$ 24,142	$ 13

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $190 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2016:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 693	$ 96	$ 2	$ —	$ 787	$ —
U.S. Government agencies and authorities	4	—	—	—	4	—
State, municipalities and political subdivisions	795	16	16	—	795	—
U.S. corporate public securities	9,511	533	72	—	9,972	1
U.S. corporate private securities	2,951	89	79	—	2,961	—
Foreign corporate public securities and foreign governments[1]	2,801	121	38	—	2,884	—
Foreign corporate private securities[1]	2,822	114	26	—	2,910	—
Residential mortgage-backed securities:						
Agency	2,357	81	27	9	2,420	—
Non-Agency	314	48	2	8	368	5
Total Residential mortgage-backed securities	2,671	129	29	17	2,788	5
Commercial mortgage-backed securities	1,301	33	16	—	1,318	—
Other asset-backed securities	466	11	1	—	476	2
Total fixed maturities, including securities pledged	24,015	1,142	279	17	24,895	8
Less: Securities pledged	693	82	7	—	768	—
Total fixed maturities	23,322	1,060	272	17	24,127	8
Equity securities	67	15	—	—	82	—
Total fixed maturities and equity securities investments	$ 23,389	$ 1,075	$ 272	$ 17	$ 24,209	$ 8

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $176 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2017, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	554	$	561
After one year through five years		4,590		4,765
After five years through ten years		6,085		6,296
After ten years		7,725		8,640
Mortgage-backed securities		3,954		4,099
Other asset-backed securities		671		681
Fixed maturities, including securities pledged	$	23,579	$	25,042

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2017 and 2016, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value	
December 31, 2017								
Communications	$	1,145	$	114	$	1	$	1,258
Financial		2,750		185		4		2,931
Industrial and other companies		7,953		532		65		8,420
Energy		1,970		159		33		2,096
Utilities		2,725		216		11		2,930
Transportation		697		52		2		747
Total	$	17,240	$	1,258	$	116	$	18,382
December 31, 2016								
Communications	$	1,223	$	85	$	10	$	1,298
Financial		2,850		147		14		2,983
Industrial and other companies		8,479		346		99		8,726
Energy		2,145		105		49		2,201
Utilities		2,436		130		31		2,535
Transportation		618		26		6		638
Total	$	17,751	$	839	$	209	$	18,381

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2017 and 2016, approximately 52.1% and 58.4%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2017 and 2016, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2017 and 2016, the fair value of loaned securities was $799 and $548, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2017 and 2016, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $744 and $248, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2017 and 2016, liabilities to return collateral of $744 and $248, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

During the first quarter of 2016 under an amendment to the securities lending program, the Company began accepting non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected in the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2017 and 2016, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $61 and $316, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table sets forth borrowings under securities lending transactions by class of collateral pledged for the dates indicated:

	December 31, 2017[(1)(2)]	December 31, 2016[(1)(2)]
U.S. Treasuries	$ 177	$ 304
U.S. corporate public securities	460	179
Foreign corporate public securities and foreign governments	168	80
Short-term Investments	—	1
Payables under securities loan agreements	$ 805	$ 564

[(1)] As of December 31, 2017 and December 31, 2016, borrowings under securities lending transactions include cash collateral of $744 and $248, respectively.
[(2)] As of December 31, 2017 and December 31, 2016, borrowings under securities lending transactions include non-cash collateral of $61 and $316, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $411 and $348 as of December 31, 2017 and 2016, respectively; these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2017:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 18	$ —	$ —	$ —	$ 12	$ —	$ 30	$ —
State, municipalities and political subdivisions	34	—	1	—	91	4	126	4
U.S. corporate public securities	504	11	—	—	304	15	808	26
U.S. corporate private securities	226	2	46	2	499	34	771	38
Foreign corporate public securities and foreign governments	148	1	5	—	99	8	252	9
Foreign corporate private securities	135	38	13	—	161	7	309	45
Residential mortgage-backed	263	5	26	1	438	13	727	19
Commercial mortgage-backed	436	5	19	—	50	1	505	6
Other asset-backed	95	1	9	—	38	—	142	1
Total	$ 1,859	$ 63	$ 119	$ 3	$ 1,692	$ 82	$ 3,670	$ 148

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2016:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 134	$ 2	$ —	$ —	$ —	$ —	$ 134	$ 2
State, municipalities and political subdivisions	427	15	—	—	5	1	432	16
U.S. corporate public securities	2,107	53	2	—	180	19	2,289	72
U.S. corporate private securities	1,011	48	23	1	131	30	1,165	79
Foreign corporate public securities and foreign governments	678	21	1	—	132	17	811	38
Foreign corporate private securities	600	23	—	—	45	3	645	26
Residential mortgage-backed	881	23	109	3	54	3	1,044	29
Commercial mortgage-backed	415	16	5	—	6	—	426	16
Other asset-backed	147	—	1	—	17	1	165	1
Total	$ 6,400	$ 201	$ 141	$ 4	$ 570	$ 74	$ 7,111	$ 279

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 95.4% and 88.6% of the average book value as of December 31, 2017 and 2016, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2017						
Six months or less below amortized cost	$ 1,883	$ 67	$ 30	$ 38	433	7
More than six months and twelve months or less below amortized cost	128	7	4	2	37	1
More than twelve months below amortized cost	1,661	72	53	21	335	7
Total	$ 3,672	$ 146	$ 87	$ 61	805	15
December 31, 2016						
Six months or less below amortized cost	$ 6,702	$ 22	$ 215	$ 5	1,098	9
More than six months and twelve months or less below amortized cost	269	3	14	1	54	2
More than twelve months below amortized cost	313	81	21	23	128	5
Total	$ 7,284	$ 106	$ 250	$ 29	1,280	16

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2017						
U.S. Treasuries	$ 30	$ —	$ —	$ —	6	—
State, municipalities and political subdivisions	130	—	4	—	96	—
U.S. corporate public securities	828	6	24	2	167	2
U.S. corporate private securities	743	66	18	20	71	2
Foreign corporate public securities and foreign governments	254	7	7	2	61	1
Foreign corporate private securities	288	66	8	37	35	6
Residential mortgage-backed	746	—	19	—	194	3
Commercial mortgage-backed	511	—	6	—	131	—
Other asset-backed	142	1	1	—	44	1
Total	$ 3,672	$ 146	$ 87	$ 61	805	15
December 31, 2016						
U.S. Treasuries	$ 136	$ —	$ 2	$ —	22	—
State, municipalities and political subdivisions	448	—	16	—	187	—
U.S. corporate public securities	2,352	9	69	3	417	3
U.S. corporate private securities	1,162	82	56	23	108	3
Foreign corporate public securities and foreign governments	837	13	35	3	159	3
Foreign corporate private securities	670	—	26	—	64	2
Residential mortgage-backed	1,073	—	29	—	196	3
Commercial mortgage-backed	442	—	16	—	90	1
Other asset-backed	164	2	1	—	37	1
Total	$ 7,284	$ 106	$ 250	$ 29	1,280	16

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2017, the Company did not have any new commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $3. As of December 31, 2016, the Company had no new troubled debt restructurings for commercial mortgage loans or private placement bonds.

As of December 31, 2017 the Company held no commercial mortgage troubled debt restructured loans.

As of December 31, 2017 and 2016, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2017			December 31, 2016		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 4	$ 4,907	$ 4,911	$ 5	$ 4,251	$ 4,256
Collective valuation allowance for losses	N/A	(1)	(1)	N/A	(1)	(1)
Total net commercial mortgage loans	$ 4	$ 4,906	$ 4,910	$ 5	$ 4,250	$ 4,255

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2017, 2016 and 2015.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2017	December 31, 2016
Collective valuation allowance for losses, balance at January 1	$ 1	$ 1
Addition to (reduction of) allowance for losses	—	—
Collective valuation allowance for losses, end of period	$ 1	$ 1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2017	December 31, 2016
Impaired loans without allowances for losses	$ 4	$ 4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 4	$ 4
Unpaid principal balance of impaired loans	$ 6	$ 6

As of December 31, 2017 and 2016 the Company did not have any impaired loans with allowances for losses.

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2017 and 2016.

There were no loans 30 days or less in arrears, with respect to principal and interest as of December 31, 2017 and 2016.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made to either apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2017	2016	2015
Impaired loans, average investment during the period (amortized cost)[1]	$ 4	$ 8	$ 22
Interest income recognized on impaired loans, on an accrual basis[1]	—	—	1
Interest income recognized on impaired loans, on a cash basis[1]	—	—	1
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	—	1

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

	December 31, 2017 [1]	December 31, 2016 [1]
Loan-to-Value Ratio:		
0% - 50%	$ 341	$ 369
>50% - 60%	1,256	1,079
>60% - 70%	3,042	2,574
>70% - 80%	262	231
>80% and above	10	3
Total Commercial mortgage loans	$ 4,911	$ 4,256

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

	December 31, 2017 [1]	December 31, 2016 [1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 3,902	$ 3,428
>1.25x - 1.5x	340	415
>1.0x - 1.25x	600	341
Less than 1.0x	54	47
Commercial mortgage loans secured by land or construction loans	15	25
Total Commercial mortgage loans	$ 4,911	$ 4,256

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

	December 31, 2017 [1]		December 31, 2016 [1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 985	20.1%	$ 969	22.8%
South Atlantic	982	20.0%	956	22.5%
Middle Atlantic	1,097	22.4%	710	16.7%
West South Central	552	11.2%	432	10.2%
Mountain	457	9.3%	371	8.7%
East North Central	468	9.5%	448	10.5%
New England	77	1.6%	81	1.9%
West North Central	243	4.9%	223	5.2%
East South Central	50	1.0%	66	1.5%
Total Commercial mortgage loans	$ 4,911	100.0%	$ 4,256	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	December 31, 2017 [1]		December 31, 2016 [1]	
	Gross Carrying Value	**% of Total**	**Gross Carrying Value**	**% of Total**
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,383	28.1%	$ 1,359	31.8%
Industrial	1,326	27.0%	961	22.6%
Apartments	948	19.3%	794	18.7%
Office	829	16.9%	711	16.7%
Hotel/Motel	177	3.6%	170	4.0%
Mixed Use	52	1.1%	50	1.2%
Other	196	4.0%	211	5.0%
Total Commercial mortgage loans	$ 4,911	100.0%	$ 4,256	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table presents mortgages by year of origination as of the dates indicated:

	December 31, 2017 [1]	December 31, 2016 [1]
Year of Origination:		
2017	$ 1,086	$ —
2016	867	875
2015	703	729
2014	538	548
2013	644	685
2012	510	681
2011 and prior	563	738
Total Commercial mortgage loans	$ 4,911	$ 4,256

[1] Balances do not include collective valuation allowance for losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2017		**2016**		**2015**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ — *	3	$ 3	2	$ 9	8
Foreign corporate public securities and foreign governments[1]	2	3	12	3	34	9
Foreign corporate private securities[1]	9	2	1	2	1	1
Residential mortgage-backed	1	17	3	25	2	26
Commercial mortgage-backed	— *	1	—	—	—	—
Other asset-backed	—	—	—	—	— *	1
Total	$ 12	26	$ 19	32	$ 46	45

[1] Primarily U.S. dollar denominated.

*Less than $1.

The above tables include $12, $1 and $4 of write-downs related to credit impairments for the years ended December 31, 2017, 2016 and 2015, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining write-downs for the year ended December 31, 2017 related to intent impairments are immaterial. The remaining $18 and $42 in write-downs for the years ended December 31, 2016 and 2015, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2017		**2016**		**2015**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ — *	3	$ 4	1	$ 9	7
Foreign corporate public securities and foreign governments[1]	—	—	12	2	32	8
Residential mortgage-backed	— *	6	2	4	1	5
Commercial mortgage-backed	— *	1	—	—	—	—
Total	$ —	10	$ 18	7	$ 42	20

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Balance at January 1	$ 9	$ 19	$ 22
Additional credit impairments:			
On securities not previously impaired	9	—	—
On securities previously impaired	—	1	1
Reductions:			
Increase in cash flows	—	2	—
Securities sold, matured, prepaid or paid down	2	9	4
Balance at December 31	$ 16	$ 9	$ 19

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Fixed maturities	$ 1,302	$ 1,325	$ 1,230
Equity securities, available-for-sale	4	4	4
Mortgage loans on real estate	211	191	195
Policy loans	10	12	12
Short-term investments and cash equivalents	1	1	1
Other	60	30	22
Gross investment income	1,588	1,563	1,464
Less: investment expenses	68	62	54
Net investment income	$ 1,520	$ 1,501	$ 1,410

As of December 31, 2017 and 2016, the Company had $3 of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Fixed maturities, available-for-sale, including securities pledged	$ (29)	$ (70)	$ (65)
Fixed maturities, at fair value option	(226)	(201)	(142)
Derivatives	9	51	(14)
Embedded derivatives - fixed maturities	(5)	(6)	(4)
Guaranteed benefit derivatives	55	13	(52)
Other investments	(4)	—	—
Net realized capital gains (losses)	$ (200)	$ (213)	$ (277)
After-tax net realized capital gains (losses)	$ (131)	$ (139)	$ (180)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Proceeds on sales	$ 2,916	$ 1,825	$ 1,836
Gross gains	30	20	25
Gross losses	39	85	49

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

3.   **Derivative Financial Instruments**

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may correlate to a decrease in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company also used futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses equity options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, accounted for under the deposit method, that contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rule changes related to the variation margin payments, effective the first quarter of 2017, the Company is required to adjust the derivative balances with the variation margin payments related to our cleared derivatives executed through CME.

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2017			December 31, 2016		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 35	$ —	$ —	$ 35	$ —	$ —
Foreign exchange contracts	533	—	52	231	13	7
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	18,769	117	20	29,112	438	154
Foreign exchange contracts	26	—	—	175	12	12
Equity contracts	154	9	7	89	2	—
Credit contracts	771	10	6	426	6	—
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	12	—	N/A	17	—
Within products	N/A	—	117	N/A	—	174
Within reinsurance agreements	N/A	—	(21)	N/A	—	(44)
Managed custody guarantees	N/A	—	—	N/A	—	—
Total		$ 148	$ 181		$ 488	$ 303

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2017 and 2016. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2017		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 771	$ 10	$ 6
Equity contracts	154	9	7
Foreign exchange contracts	559	—	52
Interest rate contracts	17,286	117	20
		136	85
Counterparty netting[1]		(50)	(50)
Cash collateral netting[1]		(84)	—
Securities collateral netting[1]		—	(30)
Net receivables/payables		$ 2	$ 5

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2016		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**
Credit contracts	$ 426	$ 6	$ —
Equity contracts	89	2	—
Foreign exchange contracts	406	25	19
Interest rate contracts	25,606	438	154
		471	173
Counterparty netting[1]		(169)	(169)
Cash collateral netting[1]		(266)	—
Securities collateral netting[1]		(11)	(2)
Net receivables/payables		$ 25	$ 2

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2017, the Company held $11 and $74 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2016, the Company held $43 and $227 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2017, the Company delivered $161 of securities and held no securities as collateral. As of December 31, 2016, the Company delivered $220 of securities and held $11 of securities as collateral.

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ 1	$ —	$ 1
Foreign exchange contracts	12	(2)	1
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(7)	50	(16)
Foreign exchange contracts	(3)	(1)	1
Equity contracts	1	1	(1)
Credit contracts	5	3	—
Embedded derivatives and Managed custody guarantees:			
Within fixed maturity investments[2]	(5)	(6)	(4)
Within products[2]	55	12	(52)
Within reinsurance agreements[3]	(22)	(28)	58
Managed custody guarantees[2]	—	1	—
Total	$ 37	$ 30	$ (12)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2017, 2016 and 2015, ineffective amounts were immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2017, the fair values of credit default swaps of $10 and $6 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2016, the fair value of credit default swaps of $6 was included in Derivatives assets on the Consolidated Balance Sheets. As of December 31, 2016, there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2017, the maximum potential future exposure to the Company was $497 on credit default swaps. As of December 31, 2016, the maximum potential

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

future exposure to the Company was $402 on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 597	$ 59	$ —	$ 656
U.S. Government agencies and authorities	—	3	—	3
State, municipalities and political subdivisions	—	878	—	878
U.S. corporate public securities	—	9,210	26	9,236
U.S. corporate private securities	—	2,855	642	3,497
Foreign corporate public securities and foreign governments[1]	—	2,777	—	2,777
Foreign corporate private securities [1]	—	3,123	92	3,215
Residential mortgage-backed securities	—	2,608	21	2,629
Commercial mortgage-backed securities	—	1,463	7	1,470
Other asset-backed securities	—	638	43	681
Total fixed maturities, including securities pledged	597	23,614	831	25,042
Equity securities, available-for-sale	10	—	50	60
Derivatives:				
Interest rate contracts	—	117	—	117
Foreign exchange contracts	—	—	—	—
Equity contracts	—	9	—	9
Credit contracts	—	10	—	10
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,078	—	—	1,078
Assets held in separate accounts	67,966	5,059	11	73,036
Total assets	$ 69,651	$ 28,809	$ 892	$ 99,352
Percentage of Level to total		70%	29%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 20	$ 20
Stabilizer and MCGs	—	—	97	97
Other derivatives:				
Interest rate contracts	—	20	—	20
Foreign exchange contracts	—	52	—	52
Equity contracts	—	7	—	7
Credit contracts	—	6	—	6
Embedded derivative on reinsurance	—	(21)	—	(21)
Total liabilities	$ —	$ 64	$ 117	$ 181

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 729	$ 58	$ —	$ 787
U.S. Government agencies and authorities	—	4	—	4
State, municipalities and political subdivisions	—	795	—	795
U.S. corporate public securities	—	9,965	7	9,972
U.S. corporate private securities	—	2,436	525	2,961
Foreign corporate public securities and foreign governments[1]	—	2,884	—	2,884
Foreign corporate private securities [1]	—	2,756	154	2,910
Residential mortgage-backed securities	—	2,767	21	2,788
Commercial mortgage-backed securities	—	1,308	10	1,318
Other asset-backed securities	—	449	27	476
Total fixed maturities, including securities pledged	729	23,422	744	24,895
Equity securities, available-for-sale	34	—	48	82
Derivatives:				
Interest rate contracts	—	438	—	438
Foreign exchange contracts	—	25	—	25
Equity contracts	—	2	—	2
Credit contracts	—	6	—	6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	940	33	—	973
Assets held in separate accounts	57,192	4,783	6	61,981
Total assets	$ 58,895	$ 28,709	$ 798	$ 88,402
Percentage of Level to total	67%	32%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 23	$ 23
Stabilizer and MCGs	—	—	151	151
Other derivatives:				
Interest rate contracts	1	153	—	154
Foreign exchange contracts	—	19	—	19
Equity contracts	—	—	—	—
Credit contracts	—	—	—	—
Embedded derivative on reinsurance	—	(44)	—	(44)
Total liabilities	$ 1	$ 128	$ 174	$ 303

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

> *U.S. Treasuries:* Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

> *U.S. Government agencies and authorities, State, municipalities and political subdivisions:* Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

> *U.S. corporate public securities, Foreign corporate public securities, and foreign governments:* Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

> *U.S. corporate private securities and Foreign corporate private securities:* Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

> *RMBS, CMBS and ABS:* Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes. As of December 31, 2017, $0.6 billion and $18.1 billion of a total fair value of $25.0 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2016, $0.7 billion and $18.8 billion of a total fair value of $24.9 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents exit price for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3.The remaining derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2017 and 2016. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 7	$ —	$ —	$ 11	$ —	$ —	$ (1)	$ 9	$ —	$ 26	$ —
U.S. Corporate private securities	525	—	10	61	—	(1)	(12)	69	(10)	642	—
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	154	(9)	(37)	31	—	—	(14)	—	(33)	92	(9)
Residential mortgage-backed securities	21	(7)	—	5	—	—	—	2	—	21	(7)
Commercial mortgage-backed securities	10	—	—	7	—	—	—	—	(10)	7	—
Other asset-backed securities	27	—	1	32	—	—	(2)	—	(15)	43	—
Total fixed maturities, including securities pledged	744	(16)	(26)	147	—	(1)	(29)	80	(68)	831	(16)
Equity securities, available-for-sale	48	—	—	2	—	—	—	—	—	50	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(151)	57	—	—	(3)	—	—	—	—	(97)	—
FIA[2]	(23)	(2)	—	—	—	—	5	—	—	(20)	—
Assets held in separate accounts[5]	6	—	—	18	—	(3)	—	2	(12)	11	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

	Fair Value as of January 1	Total Realized/ Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 2	$ —	$ —	$ —	$ —	$ (1)	$ (1)	$ 7	$ —	$ 7	$ —
U.S. Corporate private securities	396	—	3	173	—	(17)	(67)	44	(7)	525	—
Foreign corporate public securities and foreign governments[1]	1	(1)	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	158	(1)	6	—	—	—	(26)	20	(3)	154	(1)
Residential mortgage-backed securities	28	(7)	—	—	—	—	—	—	—	21	(7)
Commercial mortgage-backed securities	13	—	—	3	—	—	(5)	—	(1)	10	—
Other asset-backed securities	13	—	—	15	—	—	(2)	1	—	27	—
Total fixed maturities, including securities pledged	611	(9)	9	191	—	(18)	(101)	72	(11)	744	(8)
Equity securities, available-for-sale	48	—	—	—	—	—	—	—	—	48	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(162)	16	—	—	(5)	—	—	—	—	(151)	—
FIA[2]	(23)	(3)	—	—	—	—	3	—	—	(23)	—
Assets held in separate accounts[5]	4	—	—	3	—	—	—	3	(4)	6	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2017 and 2016, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2017:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 6.3%
Nonperformance risk	0.02% to 1.1%	0.02% to 1.1%
Actuarial Assumptions:		
Partial Withdrawals	0.5% to 7.0%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	92%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	8%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2016:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 7.5%
Nonperformance risk	0.25% to 1.6%	0.25% to 1.6%
Actuarial Assumptions:		
Partial Withdrawals	0% to 7.0%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	93%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	7%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2017		December 31, 2016	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 25,042	$ 25,042	$ 24,895	$ 24,895
Equity securities, available-for-sale	60	60	82	82
Mortgage loans on real estate	4,910	4,924	4,255	4,340
Policy loans	214	214	219	219
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,078	1,078	973	973
Derivatives	136	136	471	471
Notes receivable from affiliates	175	222	175	216
Short-term loan to affiliate	80	80	—	—
Assets held in separate accounts	73,036	73,036	61,981	61,981
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	25,314	29,431	24,943	28,877
Supplementary contracts, immediate annuities and other	365	418	386	438
Deposit liabilities	135	198	172	246
Derivatives:				
Guaranteed benefit derivatives:				
FIA	20	20	23	23
Stabilizer and MCGs	97	97	151	151
Other derivatives	85	85	173	173
Long-term debt	5	5	5	5
Embedded derivatives on reinsurance	(21)	(21)	(44)	(44)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Short-term loans to affiliate: Due to their short-term nature, fair value approximates carrying value. Short-term loans to affiliate are classified as Level 2.

Investment contract liabilities:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the present value of expected cash flows associated with the contract liabilities discounted using risk-free rates plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Deposit liabilities: Fair value is estimated as the present value of expected cash flows associated with the deposit liability discounted using risk-free rates plus adjustments for nonperformance risk and uncertainty in the expected cash flows. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2015	$ 396	$ 527	$ 923
Deferrals of commissions and expenses	77	6	83
Amortization:			
Amortization, excluding unlocking	(84)	(109)	(193)
Unlocking [(1)]	(23)	(9)	(32)
Interest accrued	36	56 [(2)]	92
Net amortization included in the Consolidated Statements of Operations	(71)	(62)	(133)
Change in unrealized capital gains/losses on available-for-sale securities	118	238	356
Balance as of December 31, 2015	520	709	1,229
Deferrals of commissions and expenses	74	5	79
Amortization:			
Amortization, excluding unlocking	(72)	(87)	(159)
Unlocking [(1)]	(24)	(73)	(97)
Interest accrued	38	51 [(2)]	89
Net amortization included in the Consolidated Statements of Operations	(58)	(109)	(167)
Change in unrealized capital gains/losses on available-for-sale securities	(59)	(68)	(127)
Balance as of December 31, 2016	477	537	1,014
Deferrals of commissions and expenses	75	5	80
Amortization:			
Amortization, excluding unlocking	(76)	(83)	(159)
Unlocking [(1)]	(61)	(93)	(154)
Interest accrued	37	43 [(2)]	80
Net amortization included in the Consolidated Statements of Operations	(100)	(133)	(233)
Change in unrealized capital gains/losses on available-for-sale securities	(67)	(42)	(109)
Balance as of December 31, 2017	$ 385	$ 367	$ 752

[(1)] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. The 2017 amounts include unfavorable unlocking for DAC and VOBA of $80 and $140, respectively, associated with consent acceptances received from customers and expected future acceptances of customer consents to changes related to guaranteed minimum interest rate provisions of certain retirement plan contracts with fixed investment options.

[(2)] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2017, 2016 and 2015.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Year	Amount
2018	38
2019	26
2020	23
2021	20
2022	18

6.   Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2017, the account value for the separate account contracts with guaranteed minimum benefits was $38.1 billion. The additional liability recognized related to minimum guarantees was $103. As of December 31, 2016, the account value for the separate account contracts with guaranteed minimum benefits was $38.4 billion. The additional liability recognized related to minimum guarantees was $158.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2017 and 2016 was $8.6 billion and $8.0 billion, respectively.

7.   Reinsurance

As of December 31, 2017, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2017, the Company had agreements with two of its affiliates, Langhorne I, LLC, and Security Life of Denver International ("SLDI"), which are accounted for under the deposit method of accounting. Subsequent to December 31, 2017, the Company recaptured its agreement with Langhorne I, LLC. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2017 and 2016, the Company had $1.5 billion and $1.6 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

The Company assumed $25 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $7 and $8 were maintained for this contract as of December 31, 2017 and 2016, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2017	**2016**
Reserves ceded and claims recoverable	$ 1,512	$ 1,650
Premiums receivable, net	(16)	(16)
Total	$ 1,496	$ 1,634

For the years ended December 31, 2017, 2016 and 2015, premiums, net of reinsurance were $48, $870 and $657, respectively.

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2017, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $265, $261 of which was paid on May 24, 2017 and $4 of which was paid on December 28, 2017. During the year ended December 31, 2016, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $278, $274 of which was paid on May 23, 2016 and $4 of which was paid on December 27, 2016.

On March 23, 2017, VFP paid a $20 dividend to VRIAC; on June 23, 2017, VFP paid a $20 dividend to VRIAC; on September 25, 2017, VFP paid a $20 dividend to VRIAC; and on December 15, 2017, VFP paid a $25 dividend to VRIAC. During the year ended December 31, 2016, VFP paid dividends in the amount of $85 to VRIAC.

During the years ended December 31, 2017 and 2016, DSL did not pay any dividends to VRIAC, its parent.

During the years ended December 31, 2017 and 2016, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Statutory net income (loss) was $195, $266 and $318, for the years ended December 31, 2017, 2016 and 2015, respectively. Statutory capital and surplus was $1.8 billion and $2.0 billion as of December 31, 2017 and 2016, respectively.

9.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2017	**2016**	**2015**
Fixed maturities, net of OTTI	$ 1,451	$ 862	$ 437
Equity securities, available-for-sale	15	15	14
Derivatives	124	201	209
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(433)	(324)	(196)
Premium deficiency reserve adjustment	(115)	(90)	(67)
Other	5	—	—
Unrealized capital gains (losses), before tax	1,047	664	397
Deferred income tax asset (liability)	(234)	(111)	(18)
Unrealized capital gains (losses), after tax	813	553	379
Pension and other postretirement benefits liability, net of tax	5	6	7
AOCI	$ 818	$ 559	$ 386

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2017		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 564	$ (190)	$ 374
Equity securities	—	—	—
Other	5	(2)	3
OTTI	(4)	1	(3)
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	29	(10)	19
DAC/VOBA and Sales inducements	(109) [1]	42	(67)
Premium deficiency reserve adjustment	(25)	9	(16)
Change in unrealized gains/losses on available-for-sale securities	460	(150)	310
Derivatives:			
Derivatives	(53) [2]	19	(34)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(24)	8	(16)
Change in unrealized gains/losses on derivatives	(77)	27	(50)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2) [3]	1	(1)
Change in pension and other postretirement benefits liability	(2)	1	(1)
Change in Other comprehensive income (loss)	$ 381	$ (122)	$ 259

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2016		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 346	$ (121)	$ 225
Equity securities	1	—	1
Other	—	—	—
OTTI	9	(3)	6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	70	(25)	45
DAC/VOBA and Sales inducements	(128) [1]	45	(83)
Premium deficiency reserve adjustment	(23)	8	(15)
Change in unrealized gains/losses on available-for-sale securities	275	(96)	179
Derivatives:			
Derivatives	11 [2]	(4)	7
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(19)	7	(12)
Change in unrealized gains/losses on derivatives	(8)	3	(5)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(1) [3]	—	(1)
Change in pension and other postretirement benefits liability	(1)	—	(1)
Change in Other comprehensive income (loss)	$ 266	$ (93)	$ 173

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2015					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	(1,184)	$	410	$	(774)
Equity securities		—		—		—
Other		—		—		—
OTTI		3		(1)		2
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		65		(23)		42
DAC/VOBA and Sales inducements		356 [1]		(125)		231
Premium deficiency reserve adjustment		63		(22)		41
Change in unrealized gains/losses on available-for-sale securities		(697)		239		(458)
Derivatives:						
Derivatives		20 [2]		(7)		13
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(14)		5		(9)
Change in unrealized gains/losses on derivatives		6		(2)		4
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(2) [3]		1		(1)
Change in pension and other postretirement benefits liability		(2)		1		(1)
Change in Other comprehensive income (loss)	$	(693)	$	238	$	(455)

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10. Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Current tax expense (benefit):			
Federal	$ 37	$ 24	$ 54
Total current tax expense (benefit)	37	24	54
Deferred tax expense (benefit):			
Federal	(158)	(3)	(1)
Total deferred tax expense (benefit)	(158)	(3)	(1)
Total income tax expense (benefit)	$ (121)	$ 21	$ 53

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

	Year Ended December 31,		
	2017	**2016**	**2015**
Income (loss) before income taxes	$ 89	$ 134	$ 226
Tax rate	35.0 %	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	31	47	79
Tax effect of:			
Dividends received deduction	(36)	(27)	(24)
Valuation allowance	(5)	(2)	(4)
Tax Credit	5	2	4
Effect of Tax Reform	(116)	—	—
Other	—	1	(2)
Income tax expense (benefit)	$ (121)	$ 21	$ 53
Effective tax rate	(136.0)%	15.7%	23.5%

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform makes broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) changing how alternative minimum tax credits can be realized; and (4) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address situations where a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting under ASC Topic 740 for certain income tax effects of Tax Reform for the reporting period of enactment. SAB 118 allows the Company to provide a provisional estimate of the impacts of Tax Reform during a measurement period similar to the measurement period used when accounting for business combinations. Adjustments to provisional estimates and additional impacts from Tax Reform must be recorded as they are identified during the measurement period as provided for in SAB 118.

In reliance on SAB 118, the Company provisionally remeasured its deferred tax assets and liabilities based on the 21% tax rate at which they are expected to reverse in the future. The Company continues to analyze the effects of Tax Reform and will record adjustments and additional impacts from Tax Reform as they are identified during the measurement period as provided for in SAB 118.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2017	**2016**
Deferred tax assets		
Insurance reserves	$ 125	$ 224
Investments	75	141
Compensation and benefits	55	71
Other assets	3	8
Total gross assets before valuation allowance	258	444
Less: Valuation allowance	—	5
Assets, net of valuation allowance	258	439
Deferred tax liabilities		
Net unrealized investment (gains) losses	(311)	(346)
Deferred policy acquisition costs	(134)	(316)
Total gross liabilities	(445)	(662)
Net deferred income tax asset (liability)	$ (187)	$ (223)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2017, the Company had no valuation allowance. As of December 31, 2016, the Company had total valuation allowance of $5. As of December 31, 2017 and December 31, 2016, $119 and $124, respectively, of these valuation allowances were allocated to continuing operations, and $(119) as of the end of each period was allocated to Other comprehensive income related to realized and unrealized capital losses.

For the years ended December 31, 2017, 2016 and 2015, the decreases in the valuation allowance were $5, $2 and $4, respectively, all of which were allocated to continuing operations.

Tax Sharing Agreement

The Company had a (payable)/receivable from Voya Financial, Inc. of $(23) and $1 as of December 31, 2017 and 2016, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2017 and December 31, 2016.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2017 and December 31, 2016.

Tax Regulatory Matters

Voya Financial, Inc. (including the Company) return is currently under audit by the IRS, and it is expected that the examination of tax year 2016 will be finalized within the next twelve months. Voya Financial, Inc. (including the Company) and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 through 2018.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $8, $8 and $6 for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $11, $10 and $10, for the years ended December 31, 2017, 2016 and 2015, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2017 and 2016:

| | Year Ended December 31, | |
	2017	2016
Change in benefit obligation:		
Benefit obligation, January 1	$ 88	$ 88
Interest cost	4	4
Benefits paid	(5)	(5)
Actuarial (gains) losses on obligation	1	1
Benefit obligation, December 31	$ 88	$ 88

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2017 and 2016:

| | December 31, | |
	2017	2016
Accrued benefit cost	$ (88)	$ (88)
Accumulated other comprehensive income (loss):		
Prior service cost (credit)	(1)	(2)
Net amount recognized	$ (89)	$ (90)

Assumptions

The discount rate used in the measurement of the December 31, 2017 and 2016 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2017	2016
Discount rate	3.85%	4.55%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average discount rate used in calculating the net pension cost was as follows:

	2017	2016	2015
Discount rate	4.55%	4.81%	4.36%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,		
	2017	2016	2015
Interest cost	$ 4	$ 4	$ 4
Amortization of prior service cost (credit)	(1)	(1)	(1)
Net (gain) loss recognition	1	1	(7)
Net periodic (benefit) cost	$ 4	$ 4	$ (4)

Cash Flows

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

2018	$ 6
2019	6
2020	6
2021	6
2022	6
2023-2027	27

In 2018, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 through 2017. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial, Inc. of $24, $22 and $22 for the years ended December 31, 2017, 2016 and 2015, respectively.

The Company recognized tax benefits of $9, $8 and $8 for the years ended 2017, 2016 and 2015, respectively. Prior to January 1, 2017, excess tax benefits were recognized in Additional paid-in capital and accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital were not recognized until the benefits resulted in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

On a prospective basis from January 1, 2017, all excess tax benefits and tax deficiencies related to share-based compensation are reported in net income, rather than Additional paid-in capital.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans for the years ended December 31, 2017, 2016 and 2015, were immaterial.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development ("DECD") loaned VRIAC $10 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). In November 2012, VRIAC provided a letter of credit to the DECD in the amount of $11 as security for its repayment obligations with respect to the loan. The letter of credit was cancelled in August 2017. As of December 31, 2017 and 2016, the amount of the loan outstanding was $5, which was reflected in Long-term debt on the Consolidated Balance Sheets.

In August 2017, the loan agreement between VRIAC and DECD was amended to allow for the substitution of cash as collateral in place of the letter of credit along with a Pledge and Security Agreement between VRIAC and the DECD pursuant to which VRIAC grants the DECD a lien on and security interest in a cash deposit account in the name of VRIAC held at The Bank of New York Mellon ("BNY Mellon") and a Collateral Account Control Agreement by and among VRIAC, the DECD and BNY Mellon to accommodate the cash deposit account. Upon completion of the amendment documents, on August 1, 2017, $5 in cash was transferred into the cash deposit account. The pledged cash collateral amount is the current outstanding principal amount of $5, reflecting a recent immaterial amount of credit for loan forgiveness, plus an amount to cover a default penalty of 2.5% of the original $10 funding. VRIAC's monthly payments of principal and interest are processed out of the cash deposit account.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

in the Company no longer being party to any operating leases. For the years ended December 31, 2017, 2016 and 2015, rent expense for leases was $4.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. As of December 31, 2017 the Company had off-balance sheet commitments to acquire mortgage loans of $179 and purchase limited partnerships and private placement investments of $527.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,	
	2017	**2016**
Other fixed maturities-state deposits	$ 13	$ 13
Securities pledged[1]	960	768
Total restricted assets	$ 973	$ 781

[1] Includes the fair value of loaned securities of $799 and $548 as of December 31, 2017 and 2016, respectively. In addition, as of December 31, 2017 and 2016, the Company delivered securities as collateral of $161 and $220, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Federal Home Loan Bank Funding

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. Subsequent to December 31, 2017, the Company issued $100 of funding agreements to the FHLB and pledged assets as required collateral.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2017, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes Dezelan v. Voya Retirement Insurance and Annuity Company (USDC District of Connecticut, No. 3:16-cv-1251) (filed July 26, 2016), a putative class action in which plaintiff, a participant in a 403(b) Plan, seeks to represent a class of plans whose assets are invested in VRIAC "Group Annuity Contract Stable Value Funds." Plaintiff alleges that VRIAC has violated the Employee Retirement Income Security Act of 1974 by charging unreasonable fees and setting its own compensation in connection with stable value products. Plaintiff seeks declaratory and injunctive relief, disgorgement of profits, damages and attorney's fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously. On July 19, 2017, the district court granted the Company's motion to dismiss, but permitted the plaintiff to file an amended complaint. The plaintiff has filed a first amended complaint, and the Company has moved to dismiss that complaint.

Litigation also includes Goetz v. Voya Financial and Voya Retirement Insurance and Annuity Company (USDC District of Delaware, No. 1:17-cv-1289) (filed September 8, 2017), a putative class action in which plaintiff, a participant in a 401(k) plan, seeks to represent other participants in the plan as well as a class of similarly situated plans that "contract with [Voya] for recordkeeping and other services." Plaintiff alleges that "Voya" breached its fiduciary duty to the plan and other plan participants by charging unreasonable and excessive recordkeeping fees, and that "Voya" distributed materially false and misleading 404a-5 administrative and fund fee disclosures to conceal its excessive fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

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14.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $64, $58 and $52, respectively.

- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $263, $265 and $235, respectively.

- Amended and Restated Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated as of April 1, 2015. For the years ended December 31, 2017, 2016 and 2015, expenses related to the agreement were incurred in the amount of $43, $45 and $27, respectively.

- Service agreement with Voya Institutional Plan Services, LLC ("VIPS") effective November 30, 2008 pursuant to which VIPS provides record-keeper services to certain benefit plan clients of VRIAC. For the years ended December 31, 2017, 2016 and 2015, VRIAC's net earnings related to the agreement were in the amount of $7, $5 and $8, respectively.

- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. In connection with the termination of the DSL agreement, as described below, the intercompany agreement with VIM was amended, effective May 1,2017. For the years ended December 31, 2017, 2016 and 2015, revenue under the VIM intercompany agreement was $55, $33 and $35, respectively.

- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2017, 2016 and 2015 commission expenses incurred by VRIAC were $77, $73 and $74, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2017, 2016 and 2015, commissions were collected in the amount of $170, $175 and $230, respectively. Such commissions are, in turn, paid to broker-dealers.

- Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Contracting Party or are purchased for certain customers of the Contracting Party. On or about May 1, 2017, Voya Investments, LLC ("VIL") was appointed investment advisor for these certain additional U.S. registered investment companies previously managed by DSL, which in turn caused DSL and the Contracting Party to terminate separate revenue sharing intercompany agreements dated as of December 22, 2010 between DSL and the Contracting Party by which DSL had paid a portion of the revenue DSL earned as investment adviser. DSL continues to pay the Contracting Party the revenue DSL earns for other related services. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred under these intercompany agreements in the amounts of $83, $123 and $207, respectively.

• Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred under this service agreement in the amounts of $2, $3 and $3, respectively.

• Administrative and advisory services agreements with VIL and VIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of Voya Investors Trust. For the years ended December 31, 2017, 2016 and 2015, expenses were incurred in the amounts of $23, $70 and $68, respectively. See above where it is discussed that DSL no longer provides these advisory services, effective on May 1, 2017.

Reinsurance Agreements

The Company has entered into the following agreements that are accounted for under the deposit method with two of its affiliates. As of December 31, 2017 and 2016, the Company had deposit assets of $63 and $80, respectively, and deposit liabilities of $135 and $172, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business.

Effective January 1, 2018, the Company recaptured its coinsurance agreement with Langhorne to manage the reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee, which resulted in the Company recording a $74 pre-tax gain on recapture of reinsured business that will be reported in Operating expenses in the first quarter 2018 Consolidated Statement of Operations.

Effective December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsures to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York is 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York is 100%.

Investment Advisory and Other Fees

DSL has been retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earns a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL has entered into an administrative services subcontract with VIL, an affiliate, pursuant to which VIL, provides certain management, administrative and other services to Voya Investors Trust and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2017, 2016 and 2015, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $179, $350 and $380, respectively. As of December 31, 2017 and 2016, DSL had $8 and $30, respectively, receivable from

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Voya Investors Trust under the management agreement. See "Operating Agreements" section above where it is discussed that DSL no longer provide these advisory services, effective on May 1, 2017.

Additionally, VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For the years ended December 31, 2017, 2016 and 2015, distribution revenues received by VFP related to affiliated mutual fund products were $27, $25 and $26, respectively.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2017, 2016, and 2015, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred immaterial interest expense for the years ended December 31, 2017, 2016 and 2015. The Company earned interest income of $1 for the years ended December 31, 2017 and 2015 and an immaterial amount for the year ended 2016. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2017 the Company has an outstanding receivable of $80 and no outstanding payable. As of December 31, 2016, the Company did not have any outstanding receivable/payable with Voya Financial under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11 for each of the years ended December 31, 2017, 2016 and 2015. As part of the restructuring associated with the MTA, effective December 28, 2017 Voya Financial and Voya Holdings entered into an agreement with VIAC in order to provide a joint and several guarantee of its payment obligations as the issuer of the Note. Accordingly, on January 9, 2018, Kroll Bond Rating Agency assigned a rating of BBB+, outlook Stable to the Note.